Form 10-K, Exhibit 13
period 1997-12-31
NMBT CORP
filed 1998-03-31
CIK 1046520

EXHIBIT 13

                               1997 ANNUAL REPORT



It is Our Mission to:

   o Be the premier community commercial bank in western Connecticut.

   o Create and deliver quality banking products and services that represent exceptional value. o Provide a stimulating and challenging work environment that encourages, develops and rewards excellence.

   o Serve our local communities with integrity and pride.

   Through uncompromising dedication and commitment to the above, we will continue to be a responsible corporate citizen in the communities in which we serve and achieve consistent superior financial performance that creates value for our stockholders.


                                    Contents
                                                                   Page
                                                                   ----

      Financial Highlights.......................................   1

      Message to Stockholders....................................   2

      Community Focus.............................................  4

      Financial Review............................................  8

      Management's Discussion and Analysis........................  9

      Financial Glossary.......................................... 20

      Financial Statements........................................ 21

      Quarterly Results of Operations............................. 35

      Stock Information........................................... 35

      Officers and Board of Directors............................. 36



Offices in:                    in  Fairfield County:      New Haven County:
-----------                    ---------------------      -----------------

Litchfield County              Candlewood Office          Southbury Office
Main Office                    100 Route 37               325 Main Street South
55 Main Street                 New Fairfield, CT  06812   Southbury, CT  06488
New Milford, CT  06776         (203) 746-2443             (203) 264-6463
(860) 355-1171
                               Mill Plain Office          NMBT Telephone Banker
South Seven Office             105 Mill Plain Road        (860) 350-0104
186 Danbury Road               Danbury, CT  06810         (800) 368-6398
New Milford, CT  06776         (203) 748-NMBT
(860) 355-1171
                               Germantown Office
Park Lane Office               30 Germantown Road
100 Park Lane Road             Danbury, CT  06810
New Milford, CT  06776         (203) 743-6004
(860) 355-1171
                               Danbury Towers Office
Kent Office                    30 Main Street
45 North Main Street           Danbury, CT  06810
Kent, CT  06757                (203 )792-bank
(860) 927-4681

Bridgewater Office
29 Main Street South
Bridgewater, CT  06752
(860) 355-1137

Branch Officers
---------------

Michelle Scott Vice
President - Branch  Operations
Nancy Achen  Assistant Vice President &
Manager - Main Office
Ann  Gollsneider
Assistant  Vice  President &
Manager - South Seven Office
Suzanne Lee
Assistant  Vice  President &
Manager - Mill Plain Office

Sharon  Maynard
Assistant  Vice  President &
Manager - Park Lane Office
Glynis Powanda
Assistant  Vice  President &
Manager - Southbury  Office
Linda  Wagner
Assistant  Vice President &
Manager - Germantown  Office
Jean Docktor
Manager - Bridgewater Office

Bonnie Hawthorne
Manager - Kent Office
Candice O'Connell
Manager - Candlewood Office
Florinda Pereira
Manager - Danbury Towers Office
Martha McMahon
Floating Manager
Patrick Perillo
Assistant Manager - Main Office
Renee Lynne Storti
Branch Operations


Advisory Board
--------------

Frank Benham
Alan Dretel
James Driscoll, III
M. Adela Eads
James Faure
*Norman Flayderman
William Francis
Richard Gabriel
Suzanne Gallup
Maurice Goldstein
Covington Hardee
Kevin Hart
Sanford Kaufman
John Kawulicz
George Kilberg
Robert Kornhaas
*Victor Lautier
Vincent Lucas
Ambrose McGill
Edward Mohr
Gerald Nahley
Mark Prince
*Henry  Perlowsky
Thomas Pilla
*Frederick Planz
Richard  Pugh
John  Rountos
Albert  Salame
Thomas  Sheehy
Thomas Sides
Terrence Smith
Robert Stebbins
John Stetson
*Edward Tierney
Dolph Traymon
James Winter

* Former member of the
  Board of Directors

                                                           December 31,
--------------------------------------------------------------------------------
Dollars in thousands, except per share data          1997       1996      1995

For the Year Ended:
Net interest and dividend income                   $13,489    $12,306   $11,379
Noninterest income                                   1,991      1,640     1,275
Noninterest expense                                 10,110     10,385     9,798
Net income                                           2,898      2,792     2,159

At Year End:
Assets                                            $336,566   $305,545  $269,176
Loans                                              223,909    211,686   198,158
Deposits                                           285,595    266,161   247,067
Stockholders' equity                                25,330     22,565    20,157

Per Share:
Basic earnings                                       $1.12      $1.09     $0.85
Diluted earnings                                      1.05       1.04      0.83
Book value                                            9.69       8.72      7.87
Closing bid price                                    20.00      11.75      9.25
Closing ask price                                    22.00      12.50     10.25

Selected Ratios:
Return on average assets                              0.91%      0.98%     0.84%
Return on average equity                              12.25%    13.23%    11.56%
Loan loss allowance to nonperforming loans           110.23%    79.79%    78.57%
Nonperforming assets to total assets                   1.02%     1.48%     2.17%

MESSAGE TO STOCKHOLDERS

NEW HOLDING COMPANY

     We are pleased to report to you under our new holding company - NMBT CORP. In November 1997, we completed the reorganization of The New Milford Bank & Trust Company ("NMBT") into a holding company structure. The holding company is known as NMBT CORP, a stock corporation under the laws of the State of Delaware. NMBT CORP will provide us with the capability to offer comprehensive banking services through NMBT and may provide, through NMBT and any other subsidiaries that NMBT CORP may acquire, additional banking and other permissible non-banking services. The holding company also provides us with additional flexibility with respect to capitalization and financing, as well as certain tax advantages by virtue of the consolidated tax rules as they relate to holding companies.

     NMBT CORP acquired in a single transaction all of the issued and outstanding shares of NMBT so that, immediately thereafter, all shares of NMBT were converted automatically and without further action by our stockholders into shares of NMBT CORP. By virtue of the reorganization, NMBT stockholders now own shares of NMBT CORP. Stockholders of NMBT may, but are not required to, exchange their present NMBT certificates for new certificates representing NMBT CORP common stock.

CASH DIVIDEND

     In January 1998, based upon the financial results for 1997, the Board of Directors declared a quarterly cash dividend of $0.08 per share. This represents a 45 percent increase over the dividend declared in the previous quarter. We are proud to have increased the cash dividend each year since 1995.

STOCK PERFORMANCE

     Investor response to our financial results has been gratifying. During the past two years NMBT CORP's common stock has recorded excellent price appreciation, closing on December 31, 1997 at $20.00 per share, up 60 percent over 1996's close of $12.50 per share, and up 105 percent over 1995's close of $9.75 per share.

FINANCIAL PERFORMANCE

     We are pleased to report that NMBT CORP's 1997 net income increased 4 percent to $2,898,203, or $1.05 diluted earnings per share for the year ended December 31, 1997, as compared to net income of $2,791,563, or $1.04 diluted earnings per share for fiscal 1996. Basic earnings per share were $1.12 for 1997, as compared to $1.09 for 1996. This represents the fifth consecutive year of increased earnings. The past three years have been record earnings years for the Company. For comparative purposes, pre-tax income increased 51 percent to $4,788,203 for the year ended December 31, 1997, as compared to pre-tax income of $3,170,563 for fiscal 1996.

     The increase in operating earnings was accomplished despite an increase in the effective tax rate from 12 percent in 1996 to approximately 40 percent in 1997. In addition, during the fourth quarter the holding company reorganization was completed and we opened a new full service office in Southbury. The improvement in net income for fiscal 1997, as compared to 1996, is a reflection of increased interest-earning assets and continued improvement in operating efficiency. Growth in earning assets is the product of strong loan growth and an increase in investment securities, which assets were funded by a 7.3 percent increase in deposits coupled with a continuation of a modest leverage strategy. Also contributing to the improved financial performance was a 21.4 percent increase in noninterest income, due to better than expected activity in mortgage banking and increased fee income.


NETWORK  EXPANSION

     In 1997, NMBT opened its tenth full service office on Main Street in Southbury. We are targeting the Southbury area due to its recent and projected growth. We have installed a new drive-up automated teller machine ("ATM") as an added convenience for our customers in the Southbury area. NMBT is making its debut in New Haven County and intends to look for other towns in Fairfield County and New Haven County for expansion in 1998. By opening our newest office we have expanded our network by adding Newtown, Southbury and Woodbury to our market territory. This expansion strategy has enabled NMBT to increase deposits by $19.4 million, or 7.3 percent, in 1997. We also added two ATM's inside grocery stores in 1997. We corroborated with Deep's Market in Danbury and The Southbury Food Center in an effort to provide greater convenience to our customers and the community at large.

     We continued to invest in equipment and personnel to achieve growth and efficiency. In 1997, we generated almost $100 million in new loans. In particular, our mortgage banking operation is expanding rapidly. Residential mortgage originations (excluding home equity loans) were $49 million in 1997, an increase of 75 percent over the previous year. Commercial loans also grew during 1997. Commercial loan officers are focusing on building total relationships with local businesses throughout western Connecticut.

RETIREMENT OF JACK STRAUB

     At the annual meeting of stockholders scheduled for May 5, 1998, Jack Straub will retire from the Board of Directors after 23 years of service. Since NMBT's inception in 1975, Jack and NMBT have been synonymous. Jack was one of the major forces that brought NMBT into existence. His hard work helped make NMBT prosper in the early years. Jack became Chairman of the Board in 1986. Jack guided NMBT through rough economic times in the late eighties and early nineties, the merger with Candlewood Bank and Trust Company in 1994 and ultimately to prosperity and record earnings. On behalf of all NMBT stockholders, employees and friends, we would like to thank Jack for his guidance, dedication, understanding and support. It is an understatement to say that his presence will be greatly missed.

CLOSING THOUGHTS

     As we look ahead, the traits that differentiate NMBT - teamwork, strong credit quality, personalized service and a strong commitment to the community - will continue to serve our stockholders well as financial services industry challenges escalate. We will continue to focus on bringing more revenue to the bottom line without impacting customer service and to continue investing our capital wisely.

     Focus on achievement of our goals and teamwork produced the results that are reflected in our stock price and our asset growth. We want to thank each and every one of our dedicated employees for staying focused on the basics, which resulted in another successful year.

    Finally, we want to thank our stockholders, customers, suppliers, Board of Directors and the communities in which we operate for their confidence and support.

COMMUNITY FOCUS

COMMUNITY BANKING

     NMBT's success story rests soundly on years of experience as a true community bank. An original hometown bank, NMBT keeps banking local. All decisions are made locally. All employees are neighbors living in the communities they serve. Plus we reinvest back into our communities to help them grow and thrive.

     Each NMBT branch is staffed with dedicated personnel thoroughly trained and educated to provide leading-edge financial services to consumer and business
customers.   Exceptional  banking  services,  combined  with  personal  customer service, is the driving force behind the success of NMBT. And it's working. Starting from a united town effort to create a bank that meets the needs of the community, NMBT opened in New Milford in 1975. From that one branch emerged a community bank that has grown to serve the surrounding communities from Kent to Danbury to Southbury.

REINVESTING IN THE COMMUNITY

     NMBT's accomplishments rest in the generations of tradition set in our local communities. NMBT customers are quick to identify - and reward - a community bank that recognizes the needs of area residents and businesses. "Reinvesting resources in the community is a good investment," said Michael D. Carrigan, President and CEO of NMBT. "But more importantly, it's the right thing to do."

     NMBT has long been a cornerstone of the communities it serves, providing not only the necessary loans and investments to grow the community, but with a fundamental dedication which manifests itself in volunteer work and gifting programs.

NEW MILFORD HOSPITAL'S RADIATION ONCOLOGY PROJECT

     "I want to express deep appreciation for your support for our Radiation Oncology Project. I truly believe that the commitment NMBT has made will insure our success and will be a gift that will keep on giving for decades to come," said Richard E. Pugh, President and CEO of New Milford Hospital.

     New Milford Hospital and Columbia - Presbyterian Medical Center are completing the final phase of their Comprehensive Cancer Center with the addition of one of the finest radiation therapy programs available in the State of Connecticut. Serving the needs of cancer patients and their families, this center will expand radiation therapy services to patients who now drive considerable distances for treatment. NMBT was one of the leading institutional donors with a pledge of $200,000 to get the project funding off to a start.

     "NMBT is proud to do our small part by donating much needed funds to this phenomenal project," said Mr. Carrigan. "NMBT considers such contributions as part of its corporate goals: Effectively servicing the communities with more than sound financial advice and services. With daily gratitude as well."

COMMUNITY FOCUS

NMBT SOUTHBURY 10K FALL CLASSIC

     The newest NMBT branch opened in September of 1997 in Southbury, and NMBT became the major sponsor of Southbury's community road race. Launched 8 years ago by the Southbury Business Association, the NMBT 10K Fall Classic is the funding vehicle for scholarship funds for Pomperaug High School. "This year's race raised funds for a deserving Southbury high school student," said Glynis Powanda, Assistant Vice President and Southbury Branch Manager of NMBT. "It's an outpouring of community support," Ms. Powanda said. "Over 250 runners participated, and hundreds of local residents rallied to donate time, money and the best food at any race in Connecticut."

ANN'S PLACE - HOME OF I CAN

     Founded in 1991 by cancer survivors for cancer survivors, I CAN has long provided services and support groups for the residents of Danbury and surrounding towns whose lives have been affected by cancer. "It's always been a dream of I CAN to have a free-standing home to be easily recognized, on a bus route, accessible to the clients served," said Nancy K. Dolan, Vice President of Business Development for NMBT. In December, NMBT with the City of Danbury, donated the land and building at 24 Padanaram Road to I CAN.

"Our commitment to I CAN does not stop with this donation," Ms. Dolan said. "This is where it starts. My job is to organize the entire community for restoration and construction of a new building. This is an ongoing support commitment from NMBT."

FUTURE TRENDS

     With technology ever-changing, NMBT is committed to keep up with the technologies and provide the most sophisticated banking services available to the communities we serve. Offering Cash Management for Businesses, Corporate Lines of Credit, Telephone Banking and MasterMoney(TM) Debit Cards keeps NMBT current with even the "biggest" bank.

     With record growth, successful new branches, and thousands of satisfied customers, we highly anticipate a prosperous future for NMBT. We look forward to expansive opportunities in Fairfield and New Haven counties as we expand to meet the needs of these Connecticut neighbors. By growing with technology and maintaining superior customer service, more and more of our neighbors look to NMBT for a stronger, more personal, more reliable banking relationship. A community relationship.

     "By reinvesting in the communities we serve, we are investing in our customer's future, and subsequently our own future. It's a priority amongst individual NMBT branches as well as the company as a whole: It's part of who we are."

FINANCIAL REVIEW

The following selected financial data for the five years ended December 31, 1997 is derived from the consolidated financial statements of NMBT CORP. Balances are as of and for the years ended December 31.


Dollars in thousands, except for per share data                  1997        1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------------------------
Statements of condition:
--------------------------------------------------------------------------------------------------------------------------
Assets                                                        $336,566    $305,545     $269,176     $252,485     $202,244
Securities                                                      84,005      63,761       40,206       38,859       41,111
Loans, net                                                     220,372     208,474      194,605      186,946      140,392
Deposits                                                       285,595     266,161      247,067      225,758      176,324
Stockholders' equity                                            25,330      22,565       20,157       17,546       16,775

Statements of operations:
--------------------------------------------------------------------------------------------------------------------------
Interest and dividend income                                  $ 22,709    $ 20,300     $ 18,463     $ 14,797     $ 12,673
Interest expense                                                 9,220       7,994        7,084        4,757        4,965
Net interest income                                             13,489      12,306       11,379       10,040        7,708
Provision for loan losses                                          582         390          160          240          155
Noninterest income                                               1,991       1,640        1,275        1,214        1,154
Noninterest expense                                             10,110      10,385        9,798        9,336        7,899
Income before income taxes                                       4,788       3,171        2,696        1,678          808
Provision for income taxes                                       1,890         379          537          339           52
Net income                                                       2,898       2,792        2,159        1,339          756

Common stock data:
--------------------------------------------------------------------------------------------------------------------------
Book value per share                                             $9.69       $8.72        $7.87        $6.93        $6.63
Tangible book value per share                                     9.49        8.43         7.48         6.40         6.63
Basic earnings per share                                          1.12        1.09         0.85         0.53         0.30
Diluted earnings per share                                        1.05        1.04         0.83         0.53         0.30
Cash dividends per share                                          0.21        0.17         0.13         0.00         0.00

Selected ratios:
--------------------------------------------------------------------------------------------------------------------------
Return on average assets                                          0.91%       0.98%        0.84%        0.58%        0.37%
Return on average equity                                         12.25%      13.23%       11.56%        7.83%        4.74%
Net interest spread                                               4.21%       4.33%        4.50%        4.50%        3.87%
Net interest margin                                               4.67%       4.73%        4.82%        4.74%        4.12%
Stockholders' equity to total assets                              7.53%       7.39%        7.49%        6.95%        8.29%
Nonperforming assets to total assets                              1.02%       1.48%        2.17%        2.62%        3.76%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

     NMBT CORP (the "Company"), a Delaware corporation formed in 1997, is the registered bank holding company for The New Milford Bank & Trust Company ("NMBT"), a wholly-owned subsidiary formed in 1975. The Company's activity is currently limited to the holding of NMBT's outstanding common stock. NMBT is the Company's only subsidiary and its primary investment. The net income of the Company is presently derived entirely from the business of NMBT.

     On November 25, 1997, NMBT completed a change in its corporate structure with the formation of its parent holding company -- NMBT CORP. The Company provides the capability to offer comprehensive banking services through NMBT and may provide, through NMBT and any other subsidiaries that NMBT CORP may acquire, additional banking and other permissible non-banking services. The holding company structure provides the Company with maximum flexibility in pursuing financial opportunities as they present themselves.

     NMBT, headquartered in New Milford, Connecticut, is a state-chartered bank and trust company. NMBT's principal business is to provide full banking services to individuals and businesses in western Connecticut. Deposits are insured up to applicable limits by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). NMBT's lending activities consist of originating loans collateralized by residential and commercial properties, and extending collateralized and uncollateralized loans to consumers and businesses. NMBT serves its market through a network of ten banking offices located in New Milford, Kent, Bridgewater, New Fairfield, Southbury and Danbury.

     As of December 31, 1997, the Company had total assets of $336.57 million, up from $305.55 million as of December 31, 1996. The growth in assets is the product of strong loan growth and an increase in securities, which assets were funded by an increase in deposits coupled with a modest leverage strategy. Loans grew $12.22 million or 5.8 percent, mainly in higher yielding commercial and installment loans. During 1997, the Company's Board of Directors declared four quarterly cash dividends totaling $0.54 million, or $0.21 per share.

     The following discussion and analysis of the Company's consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to financial statements.

RESULTS OF OPERATIONS

SUMMARY

     Results of operations are largely dependent upon net interest income, which is the difference between interest and dividend income on earning assets, such as loans and securities, and interest expense on deposits and borrowings. Interest and dividend income on loans, securities and interest-bearing deposits is a function of the average balances outstanding during the period and the average yields earned. Interest expense on deposits and borrowings is similarly a function of average balances outstanding and the average rates paid. Results of operations are also affected by: the provision for loan losses, noninterest income, such as service charges on deposits and other fee-based revenues; noninterest expense; and income taxes.

     Operating results have benefited considerably in the past three years from continued improvements in overall asset quality and reduced noninterest expenses as a percent of net revenues. The Company recorded net income of $2.90 million or $1.05 diluted earnings per share for 1997, compared to net income of $2.79 million or $1.04 diluted earnings per share for 1996 and net income of $2.16 million or $0.83 diluted earnings per share for 1995. The 4 percent rise in net income from 1996 to 1997 results primarily from the increase in interest-earning assets, continuation of a modest leverage strategy and marked improvement in operating efficiency. The 29 percent rise in net income from 1995 to 1996 results primarily from an increase in interest-earning assets, which assets were funded by a favorable mix of low cost deposits and Federal Home Loan Bank ("FHLB") advances, coupled with improved operating efficiency.

COMPARISON OF YEARS ENDED
DECEMBER 31, 1997 AND 1996

NET INTEREST AND DIVIDEND INCOME

     Net interest and dividend income (interest income less interest expense) increased $1.18 million, or 9.6 percent from 1996 to 1997. During the same time period, the net interest margin declined from 4.73 percent in 1996 to 4.67 percent in 1997. The decrease in the margin can be attributed to a strategy of increasing the size of the bank with leverage and maintaining certificates of deposit by matching the rates of competitors when necessary so as to maintain market share in existing markets and penetrate new markets. The effect of this approach is to increase the overall level of growth, albeit at a lower interest rate spread. Overall, deposits increased $19.4 million from December 31, 1996 to December 31, 1997, mostly in interest-bearing checking and certificates of deposit. In addition, FHLB advances were utilized to match fund material fixed rate commercial loans to lock in spreads when variable rate loans were not suitable to the borrower. These funding strategies had the effect of increasing the overall cost of funds. Interest expense increased at a faster rate than interest income from 1996 to 1997 mainly due to the change in the mix of deposits mentioned above, and the addition of new business at lower spreads than in previous years.

NONINTEREST INCOME

Noninterest income increased from $1.64 million in 1996 to $1.99 million in 1997, primarily due to increases in insufficient funds charges, fee income from ATM and debit cards, and expanded mortgage-banking activities. Service charges on deposit accounts increased $0.07 million due to increased ATM servicing fee income from higher transaction volume and additional ATM machines, increased fees for insufficient funds and higher fees from an increase in the number of Mastermoney debit card transactions. Income from mortgage banking activities increased $0.18 million due to increased loan servicing fees and gains on the sales of fixed rate mortgages. Increases in mortgage banking income reflects the Company's strategy of increasing its mortgage servicing portfolio, which grew from $12.2 million at December 31, 1996 to $20.9 million at December 31, 1997. Other charges, commissions and fees increased $0.03 million mainly on the strength of additional merchant credit card transactions as the Company continues to expand its network of merchant credit card processing sites. Other income increased $0.07 million due to interest income received from the recovery of federal and state income taxes from amending prior year income tax returns and a greater increase in the cash surrender value of life insurance for contracts related to the 1986 deferred compensation plan.

NONINTEREST EXPENSE

     Noninterest  expense  decreased  $0.28  million  or 2.6  percent  to $10.11 million in 1997, down from $10.39 million in 1996. The decrease is primarily attributable to an overall improvement in operating efficiency from 1996 to 1997 as a result of management's continued focus on cost control, asset growth without increases to staff, migration to more part-time workers and the reduction  of  nonperforming  assets.  All of these  factors  served to  control noninterest expenses, despite a 10.2 percent increase in total assets. Compensation and benefits increased $0.34 million or 6.8 percent mainly due to the opening of the Southbury Office and increased staffing in the loan departments to accommodate demand. Other operating expenses were down $0.19 million or 12.2 percent due to stronger cost controls. In addition, 1996 other operating expenses included approximately $0.10 million for settlement of a legal claim and the associated legal fees and a $0.02 million loss in connection with the robbery of the Mill Plain Office. Improvements in 1997

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

operating efficiency more than offset the opening of NMBT's tenth full service office in Southbury in September 1997 and approximately $0.08 million in expenditures associated with reorganization into a holding company structure. None of the expenses associated with establishing the holding company were capitalized.

COMPARISON OF YEARS ENDED
DECEMBER  31, 1996 AND 1995

NET INTEREST AND DIVIDEND  INCOME

     Net interest and dividend income increased $0.93 million, or 8.1 percent from 1995 to 1996. The net interest margin decreased during that same time frame from 4.82 percent in 1995 to 4.73 percent in 1996. The increase in net interest income is the product of strong loan growth and an increase in securities, which assets were funded by a $19.09 million, or 7.7 percent, increase in deposits coupled with a modest leverage strategy using $14.56 million in FHLB advances. Loans grew more than $13.53 million, fueled mainly by commercial and installment loans, almost all variable rate in nature. This caused net interest and dividend income to accelerate at a pace, which outdistanced the nominal contraction in the net interest spread. The decrease in the spread was primarily the result of increased competition and the addition of FHLB advances to fund the modest leverage strategy. These FHLB advances were used to fund securities at an average spread between 1 and 2 percent, thereby lowering the overall spread.

     Beginning in 1996, the FDIC has all but eliminated the federal deposit premiums banks pay to insure deposits. This elimination of FDIC premiums for most of the nation's banks may encourage banks to raise core deposit rates without negatively impacting earnings. If disintermediation accelerates, financial institutions may be forced to raise core deposit rates to maintain deposits. This could negatively impact NMBT's net interest income and spread.

NONINTEREST INCOME

     Noninterest income increased from $1.28 million in 1995 to $1.64 million in 1996, principally due to increases in service charge and fee income and expanded mortgage banking activities since management began a program of selling principally all fixed rate mortgages servicing-retained in May 1994.

NONINTEREST EXPENSE

     Noninterest  expense  increased  $0.60  million  or 6.1  percent  to $10.39 million in 1996, up from $9.80 million in 1995. The increase was primarily attributable to increased general operating expenses, which included, among other normal expense increases reflective of volume, a one-time charge of $0.12 million for a reduction in the assumed discount rate used to record the deferred compensation liability, an increase of $0.08 million in advertising expenditures, $0.10 million for settlement of litigation and associated legal fees, and $0.02 million related to a robbery of the Mill Plain Office. Overall operating efficiency improved from 1995 to 1996 as a result of management's continued focus on cost control, continued efficiencies derived from the second full year of combined operating results after the Candlewood merger, migration to part-time workers, technological upgrades in data processing, and the reduction of nonperforming assets. All of these factors served to control noninterest expense and kept their increase below the increase in asset growth and revenues.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses totaled $0.58 million for 1997, compared to $0.39 million for 1996 and $0.16 million in 1995.

     Net loan charge-offs for fiscal 1997 were $0.24 million, versus $0.53 million in 1996 and $0.57 million in 1995. The increased provision for loan losses in 1997 and 1996 reflects growth in the commercial and installment loan portfolios. The provision for loan losses reflects management's assessment of the adequacy of the allowance for loan losses. The amount of future provisions will be a function of the regular monthly review of the allowance for loan losses, which considers among other things the risk characteristics of the loan portfolio and economic conditions existing at the time. The provisions for loan losses reflect management's analysis of the risk elements of the loan portfolio, current delinquency rates and payment trends (including the reduced level of charge-offs in 1997 compared to 1996).

     The Company determines its allowance and provisions for loan losses based upon a detailed evaluation of the loan portfolio through a process, which considers numerous factors. These factors include estimated credit losses based on portfolio reviews, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, historical loan loss experience, current economic conditions and examinations by regulatory authorities.

     Determining the level of the allowance at any given period is difficult, particularly during deteriorating or uncertain economic times. Management must make estimates using assumptions and information, which is often subjective and changing rapidly. The review of the loan portfolio is a continuing process in light of a changing economy and the dynamics of the banking and regulatory environment.

     Management believes the overall level of the allowance for loan losses was adequate at December 31, 1997 and 1996. Should the economic climate deteriorate borrowers could experience difficulty and the level of nonperforming loans, charge-offs and delinquencies could rise and require increased provisions for loan losses. In

----------------------------------------------------------------------------------------------------------------
CHANGES IN THE ALLOWANCE FOR LOAN LOSSES
                                                                               YEARS ENDED DECEMBER 31,
                                                                      ------------------------------------------
Dollars in thousands                                                  1997              1996             1995
----------------------------------------------------------------------------------------------------------------

Allowance for loan losses at beginning of year                        $3,212            $3,553           $3,965
Provision for loan losses charged against income                         582               390              160
Transfer to liability for estimated losses from off-balance sheet
  credit instruments                                                     (20)             (200)               -
Loan losses, net of recoveries                                          (237)             (531)            (572)

Allowance for loan losses at end of year                              $3,537            $3,212           $3,553
----------------------------------------------------------------------------------------------------------------
Ratio of allowance for loan losses:
  to nonperforming loans                                               110.2%             79.8%            78.6%
  to total loans                                                         1.6%              1.5%             1.8%
Provision for loan losses to average loans                               0.3%              0.1%             0.1%
Loan losses, net of recoveries to average loans                          0.1%              0.3%             0.3%
----------------------------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies could require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. NMBT was examined by the State of Connecticut Department of Banking as of September 30, 1997, and no additions to the allowance for loan losses were requested as a result of this examination. For a discussion of nonperforming assets, see "Asset Quality."

PROVISION FOR INCOME TAXES

     The Company returned to a fully taxable reporting basis on January 1, 1997 following the recognition of substantially its entire deferred tax asset at December 31, 1996. Net income for 1997 included an income tax provision of $1.89 million (a 39.5 percent effective tax rate), as compared to the 1996 provision for income taxes of $0.38 million (a 12.0 percent effective tax rate) and the 1995 provision for income taxes of $0.54 million (a 19.9 percent effective tax rate). The 1996 provision for income taxes was lower due to the recognition of deferred tax benefits in the fourth quarter of 1996. The 1995 provision for income taxes was also positively impacted by the recognition of deferred tax benefits.

     The recognition of deferred tax benefits resulted from a reduction in the Company's valuation allowance on its deferred tax asset, which reflected improved financial performance marked by improving core earnings, consistent reductions in nonperforming assets, and a positive outlook for earnings in the future. Recognition of these future tax benefits in 1996 required that earnings in 1997 and future periods be tax effected at the statutory federal and state rates, adjusted for any permanent differences. As a result, the Company's 1998 fiscal year quarterly earnings will, in all likelihood, continue to be reported on a fully taxable basis with an effective tax rate of approximately 40 percent of pre-tax income.

ASSET/LIABILITY MANAGEMENT

     One of the Company's primary financial objectives is to manage the interest rate risk inherent in its business. This is accomplished by reducing the sensitivity of its earnings to interest rate fluctuations, improving its interest rate spread, improving the ratio of its interest-earning assets to interest-bearing liabilities and achieving a better matching of the maturities and interest rate sensitivities of its assets and liabilities. A better matching is achieved through originating adjustable rate or short-term mortgage and commercial loans, obtaining longer duration sources of funds, and selling long-term, fixed rate loans. These efforts can be expected to result in shifts in the Company's one-year gap from time to time to reflect management's forecasts of the interest rate environment.

     The Company monitors its interest rate risk exposure on a quarterly basis using both traditional gap analysis to identify short and long-term interest rate risk positions, and simulation analysis to measure the amount of short-term earnings at risk under rising and falling interest rate scenarios.

     Gap analysis measures the difference between the amount of assets and the amount of liabilities that mature or are repriced during a given time frame. A "positive" gap results when more assets than liabilities mature or are repriced in a given time frame (denotes asset sensitivity). Conversely, a "negative" gap results when more liabilities than assets mature or are repriced during a given time frame (denotes liability sensitivity).

     The following table sets forth the Company's interest rate sensitivity position, or gap position, at December 31, 1997, measured in terms of the volume of interest rate sensitive assets and liabilities that are subject to repricing in future time periods. For purposes of this analysis, all checking and savings accounts have been presented within the one-month category. Nonaccrual loans have been presented in the noninterest-bearing category. Significant variations may exist in the degree of interest rate sensitivity between individual asset and liability types within the repricing periods presented due to differences in their repricing elasticity relative to changes in the general level of interest rates.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following table presents average balance sheets (daily averages), interest income and interest expense, and the corresponding yields earned and rates paid. The average loan balances include both performing and nonperforming loans. Interest income on loans does not include interest on loans for which interest is no longer accrued.

------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY;
INTEREST RATES AND INTEREST DIFFERENTIAL

                                             1997                           1996                        1995
                                             ----                           ----                        ----
                                             TAX                            TAX                          TAX
ASSETS                         AVERAGE    EQUIVALENT     YIELD/     AVERAGE  EQUIVALENT  YIELD/   AVERAGE EQUIVALENT   YIELD/
                               BALANCE     INTEREST      RATE       BALANCE   INTEREST   RATE     BALANCE  INTEREST    RATE
------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:                                                                                   Dollars in thousands
Loans (1)                     $216,665     $17,791       8.21%     $203,928   $16,534    8.11%   $193,751  $15,845     8.18%
Taxable securities              60,015       4,026       6.71%       50,952     3,371    6.62%     38,936    2,424     6.23%
Tax-exempt securities           12,959         887       6.85%        6,219       422    6.79%        483       36     7.43%
Interest-bearing deposits        5,612         301       5.37%        2,154       113    5.25%      2,958      170     5.74%
------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets  295,251      23,005       7.79%      263,253    20,440    7.76%    236,128   18,475     7.82%
------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-EARNING ASSETS:
Cash and due from banks         16,387                               15,312                        13,979
Premises and equipment, ne t     3,641                               3,760                          3,927
Other assets                     5,751                               5,597                          6,005
Allowance for loan losses       (3,434)                             (3,469)                        (3,552)
------------------------------------------------------------------------------------------------------------------------------
        Total                 $317,596                            $284,453                       $256,487
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Deposit                     s $240,000      $8,144       3.39%    $220,137    $ 7,255    3.30%   $210,255  $ 6,869     3.27%
FHLB advances
  and capital leases            17,301       1,076       6.22%      12,376        739    5.97%      3,113      215     6.91%
------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                  257,301       9,220       3.58%     232,513      7,994    3.44%    213,368    7,084     3.32%
------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-BEARING LIABILITIES:
Deposits                        34,016                              28,681                         22,605
Other liabilities                2,611                               2,160                          1,844
Total liabilities              293,928                             263,354                        237,817
Stockholders' equity            23,668                              21,099                         18,670
------------------------------------------------------------------------------------------------------------------------------
        Total                 $317,596                            $284,453                       $256,487
------------------------------------------------------------------------------------------------------------------------------
Net interest income                         13,785                            $12,446                      $11,391
Less FTE adjustment                            296                                14                            12
------------------------------------------------------------------------------------------------------------------------------
Net interest income per
  income statement                         $13,489                          $ 12,306                       $11,379
------------------------------------------------------------------------------------------------------------------------------
Interest rate spread (FTE)                               4.21%                           4.33%                         4.50%
------------------------------------------------------------------------------------------------------------------------------

Net interest margin (FTE)                                4.67%                           4.73%                         4.82%
------------------------------------------------------------------------------------------------------------------------------
(1) included in interest income from loans is accretion (amortization ) of net deferred loan fees and costs.

     The Company maintains a relatively balanced position for managing interest rate risk. At December 31, 1997, the one-year negative gap was -$42.7 million, or 12.7 percent of total assets. Management as warranted by market conditions can quickly modify this gap position. The Board of Directors is briefed on tactical and strategic issues inherent in the Company's gap position. The gap analysis reflects liability sensitivity, while the income simulation displays asset sensitivity. This difference in results between the two approaches is caused by inclusion of all checking and savings deposits as immediately repricable for purposes ofcomputing the gap. Management is unable to reliably document customer behavior when rates change and has chosen to maintain its position that, technically, all core deposits are immediately repricable. Consequently, this causes the gap analysis to indicate liability sensitivity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     To translate this into an effective income simulation, management documents the relative changes in deposit rates in relation to changes in market interest rates. This relationship is then used to adjust rates on core deposits in the model to reflect a more accurate income simulation. Since the income simulation takes into account the dynamics of management decisions, the proportionate adjustments to core deposit rates relative to market rates, options risk and predicted customer behavior; it has proven to be a reliable measure by which to project earnings volatility. The income simulation shows that the Company is actually asset sensitive and earnings do better in a rising rate environment than they do in a falling rate environment.

     The Company structures its loan and securities portfolios to provide for portfolio repricing consistent with its interest rate risk objectives, and to ensure that earnings at risk to short-term interest rate fluctuations will not exceed +/- 10 percent of net interest income. A significant factor in determining the Company's ability to maintain its net interest margin in a changing interest rate environment is its ability to manage its core deposit rates. Essentially all of the Company's deposit base is composed of local retail deposit accounts which tend to be somewhat less sensitive to moderate interest rate fluctuations than other funding sources and, therefore, provide a reasonably stable and cost-effective source of funds.

     Based on the Company's asset/liability mix at December 31, 1997, management's simulation analysis of the effects of changing interest rates on net income over a twelve month forecast horizon projects that a gradual 200 basis point increase or decrease in market interest rates would result in a net interest income fluctuation of less than 5 percent.

     The sensitivity table presents an analysis of the sensitivity inherent in the Company's net interest income. The interest rate scenarios presented in the table include interest rates at December 31, 1997 and as adjusted by gradual rate changes upward and downward of 200 basis points over a one-year period. Each rate scenario reflects unique prepayment and repricing assumptions.

     Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The net interest income variability reflects the Company's asset sensitivity (defined here) and does not include the decrease in earnimgs from an increase in amortization of servicing intangible assets that may be caused by higher prepayments when rates decline. Further, this analysis is based on the Company's assets, liabilities and off-balance sheet instruments at December 31, 1997 and does not contemplate any actions the Company might undertake in response to changes in market interest rates.

--------------------------------------------------------------------------------
SENSITIVITY TABLE

Change in Interest Rates           Board Limit               Net Interest Income
--------------------------------------------------------------------------------
(Basis points)

         +200                         10.00%                      2.40%
            0                          0.00%                      0.00%
         -200                        (10.00%)                    (4.42%)
--------------------------------------------------------------------------------

     Management currently anticipates that it will maintain a negative one-year gap throughout 1998 to reflect, among other things, the lag in repricing of checking and savings deposits, which deposits are all considered immediately repricable in the gap analysis.

     Management has continued to focus its marketing efforts on the origination of adjustable rate loans for its own portfolio. The origination of adjustable rate loans reduces interest rate risk by increasing the portion of the loan portfolio that constitutes interest sensitive assets. Increased borrower demand for fixed rate loans continued during 1997 as interest rates remained at historical lows throughout the year. The increased refinancing activities as a result of the favorable interest rate environment has made it much more difficult to maintain the spread between yields on assets and rates paid on liabilities.

     Stable interest rates throughout the year allowed the Company to maintain the yield earned on assets, which was offset by increases in interest-earnings assets. This increase in assets was funded by mix of interest-bearing checking accounts and higher-cost certificates of deposit. Larger fixed rate commercial loans and longer-term consumer loans were match funded with FHLB advances. The leveraging of the aforementioned growth with higher cost deposits and advances combined to decrease the spread realized between the yield on assets and the cost of funds. Stable rates in 1997 did nothing to slow the continued migration from savings and transaction accounts to time deposits. This changing deposit mix is expected to continue into 1998.

     The table below summarizes the year-to-year changes in net interest income resulting from fluctuations in interest rates and from volume changes in interest-earning assets and interest-bearing liabilities. Changes due to rate are the change in rate multiplied by the prior year's volume. Changes due to volume are the change in volume multiplied by the prior year's rate. Changes in volume and rate that cannot be separately identified have been allocated in proportion to the relationship of the absolute dollar amounts of the changes in rate and volume.

---------------------------------------------------------------------------------------------------------------
RATE/VOLUME ANALYSIS
                                                   1997 COMPARED TO 1996             1996 COMPARED TO 1995
                                                INCREASE (DECREASE)DUE TO           INCREASE (DECREASE) DUE TO
                                                -------------------------           --------------------------
Dollars in thousands                             Volume    Rate     Total           Volume     Rate      Total
---------------------------------------------------------------------------------------------------------------
INTEREST EARNED ON:
Loans                                            $1,044    $213    $1,257            $ 824    ($135)     $689
Taxable securities                                  608      47       655              787      160       947
Tax-exempt securities (FTE)                         461       4       465              389       (3)      386
Interest-bearing deposits                           185       3       188              (43)     (14)      (57)
---------------------------------------------------------------------------------------------------------------
                                                  2,298     267     2,565            1,957        8     1,965
---------------------------------------------------------------------------------------------------------------
Interest paid on:
Deposits                                            669     220       889              326       60       386
FHLB advances and capital leases                    305      32       337              549      (25)      524
---------------------------------------------------------------------------------------------------------------
                                                    974     252     1,226              875       35       910
---------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET INTEREST INCOME       $1,324    $ 15    $1,339           $1,082     ($27)   $1,055


                      MANAGEMENT'S DISCUSSION AND ANALYSIS


SECURITIES

     The principal categories of the securities portfolio, including both available for sale and held to maturity, are as follows:


SECURITIES                                             DECEMBER 31,
--------------------------------------------------------------------------------

Dollars in thousands                              1997                1996
--------------------------------------------------------------------------------
U.S. Treasury and agency securities        $38,186     45.5%    $23,777      37.3%
Municipal securities                        17,385     20.7       8,859      13.9
Mortgage-backed securities                  26,674     31.7      29,583      46.4
--------------------------------------------------------------------------------
  Total debt securities                     82,245     97.9      62,219      97.6
FHLB stock                                   1,760      2.1       1,542       2.4
--------------------------------------------------------------------------------
  Total securities                         $84,005    100.0%    $63,761     100.0%
--------------------------------------------------------------------------------

     At December 31, 1997, 85.2 percent of the securities portfolio was invested in fixed rate securities, 12.7 percent in adjustable rate securities and 2.1 percent in FHLB stock. Fixed rate securities include US Treasury and agency obligations, mortgage-backed securities ("MBS") and Connecticut municipal obligations. Fixed rate MBS are generally in securities with relatively stable cash flows. Management actively monitors the prepayments of its MBS. Adjustable rate securities, which consist of six-month and one-year ARM securities, generally reprice monthly based on pre-determined spreads over various underlying indices and are subject to annual and lifetime caps. Some fixed rate agency securities are match funded with FHLB advances. Adjustable rate securities are tied to the London Interbank Offered Rate ("LIBOR") or US Treasury rates.

     Securities purchased with the intent to hold to maturity for the purpose of earning interest income are stated at cost, and adjusted for amortization of premiums and accretion of discounts. Securities which management does not intend to hold to maturity are categorized as available for sale. Trading securities are prohibited by policy.

     At December 31, 1997, securities totaling $48.13 million, or 57.3 percent, were classified as available for sale and securities totaling $35.88 million were classified as held to maturity. Included in stockholders' equity at December 31, 1997 is an adjustment of $0.38 million, net of taxes, relating to the net unrealized gain on the available for sale portfolio. No credit losses are anticipated and all unrealized gains and losses are expected to reverse as the available for sale securities approach maturity. Short-term fluctuations in fair market value caused by movements in interest rates and market conditions will not necessarily adversely impact future earnings.

     On occasion, available for sale securities are sold prior to maturity and the proceeds are used to fund loans when deposit in-flows are not adequate, the rates offered on FHLB advances are not favorable, and liquidity ratios support sales. Management believes this restructuring to be prudent since it provides an opportunity to reinvest the proceeds from sales of securities in higher yielding loans. Management also occasionally sells available for sale securities to restructure an asset/liability mismatch, reduce exposure to interest rate fluctuations, improve its tax position or for other specific purposes.

LENDING ACTIVITIES
SUMMARY

     The Company's lending operation is currently divided into three primary functions: residential mortgage lending, commercial lending and consumer lending (including automobile loans, personal loans, guaranteed student loans and home equity loans).

     Residential mortgage lending is the focus of the Company's community strategy. To increase originations, the Company seeks referrals from real estate brokers and other sources and originates residential first and second mortgage loans. The Company generally receives fees for originating loans and making loan commitments, which fees are generally deferred and amortized over the life of the loan.

     Statute and regulation limit the amount the Company is permitted to lend to one borrower. At December 31, 1997, the maximum amount which the Company could lend to one borrower (and related entities) was $4.32 million ($7.20 million for loans fully secured by readily marketable collateral). At December 31, 1997, the Company had no loans that exceeded either limit.

     The Company uses its funds primarily for lending. Total loans increased by $12.22 million or 5.8 percent from December 31, 1996 to December 31, 1997.

     The principal categories of the loan portfolio are as follows:

-------------------------------------------------------------------------------------------
LOANS                                                     DECEMBER 31,
-------------------------------------------------------------------------------------------

Dollars in thousands                                1997                     1996
-------------------------------------------------------------------------------------------
Collateralized by one to four family
 residential properties                         $139,787    62.4%    $137,008     64.7%
Collateralized by five or more family
 residential properties                              549     0.2        1,434      0.7
Commercial properties                             48,532    21.7       46,044     21.8
Construction and development                       7,299     3.3        5,999      2.8
Commercial and industrial                         17,818     8.0       13,203      6.2
Installment and education                          8,994     4.0        7,128      3.4
Cash reserve and credit cards                        930     0.4          870      0.4
-------------------------------------------------------------------------------------------
  Total loans                                   $223,909   100.0%    $211,686    100.0%
-------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company is primarily a real estate lender. In recent years, management has attempted to increase the proportion of commercial, industrial and commercial real estate loans. The commercial lending department has focused on lending to small businesses with annual sales of up to $20 million. The Company, which began selling residential mortgage loans in May 1994, has had success building its mortgage servicing portfolio, which grew $8 million in 1997 and now totals more than $20 million at December 31, 1997. This trend is expected to continue and produce higher levels of noninterest income from gains on the sales of loans (primarily government-sponsored loans) and mortgage servicing fees. The Company's policy is to emphasize loans utilizing variable rates as much as possible to protect its net interest margin and liquidity when the cost of its deposits fluctuate.

RESIDENTIAL LENDING

     The Company's residential mortgage loan portfolio consists of loans and increasingly reflects the Company's strong commitment to affordable housing and its Community Reinvestment Act ("CRA") responsibilities. Underwriting and purchase guidelines emphasize credit quality and potential returns on equity, and not volume or market share alone. The Company has continued to focus on residential first mortgage loan originations. The Company has increased its originations of residential first mortgage loans through referrals from real estate agents, community contacts, association with other mortgage origination companies and its branches. The Company also employs commissioned mortgage originators to foster better relations with Realtors and improve outreach to low and moderate income buyers.

     The Company originates fixed and variable interest rate loans having terms to maturity of not more than 30 years, including among others, balloon loans having terms to maturity of not more than ten years. Management currently intends to emphasize in its portfolio variable rate loans bearing interest at a rate adjusted within three years from the origination date. These transactions reflect implementation of a strategy to invest in adjustable rate or shorter-duration assets to manage interest rate risk.

     It is the Company's policy to liquidate its current production of fixed rate, Federal Housing Administration ("FHA"), Connecticut Housing Finance Authority ("CHFA"), Veteran's Administration ("VA") and adjustable rate mortgage ("ARM") loans with initial adjustment periods exceeding three years. These loans are sold into the secondary market to the Federal National Mortgage Association ("FNMA") or on a flow basis to CHFA and various institutional investors. The Company intends to expand its originations of loans over agency size limits (jumbos) using agency-underwriting standards, to retain variable rate jumbos bearing interest at a rate adjusted within three years from the origination date and to sell other jumbos through private parties.

     In order to meet is commitment to affordable housing and its CRA responsibilities the Company offers several residential loan programs involving high loan-to-value ratios and flexible underwriting standards. Because of refinancings and prepayments, residential mortgage loans generally remain outstanding for shorter periods than stated. Whether residential mortgage loans bear interest at a fixed or an adjustable rate depends upon consumer demand, which is influenced by market conditions.

COMMUNITY REINVESTMENT PROGRAMS

     The Company attempts to ascertain the credit needs of its communities, including low and moderate income areas, through a number of means, including reviewing the results of market research and the interaction of members of the Board of Directors and management in the local communities. The Company also has a CRA Committee of the Board of Directors whose function is to oversee all CRA activities. The Company offers various loans and participates in various loan programs designed to make credit available to low and moderate income persons. Many of the loan programs are advertised in local newspapers, and local Realtors and builders are informed by periodic mailings.

The Company is committed to treating all members of the community equally and fairly. As such, the Company conducts seminars and training sessions with employees regarding fair lending practices and equal treatment in banking. NMBT has adopted anti-discrimination and fair housing statements of policy, along with the implementation of a second review policy for loans which have been rejected to ensure fair treatment for each applicant.

     The Company maintains ongoing contact with many civic groups in its market area. These contacts, and joint sponsorship of various seminars and awareness meetings, foster what we consider to be an excellent working relationship between the Company and the community.

COMMERCIAL MORTGAGE LENDING

     The Company is engaged in commercial mortgage lending on such properties as industrial, retail, office and multi-family residential buildings and condominiums. Generally, the Company will provide this type of lending only to existing customers or to prospective customers who represent the potential for a complete banking relationship. Such lending has been proven to be profitable, but entails certain additional risks when compared with residential mortgage lending. Accordingly, the Company has implemented standards on such loans, which attempt to mitigate these risks. Required conservative loan-to-value ratios and extensive research into the background of the borrower are among those standards. Owner-occupied properties are encouraged and property and environmental appraisals are conducted by qualified outside appraisers, and then reviewed by Company officers.

     Because the real estate market has stabilized, the Company will selectively issue certain commercial mortgage loans that are speculative in nature. Such loans will be issued only to the most credit-worthy borrowers who have the financial strength to repay the loan outside of the real estate project involved. These loans must be modest in terms of dollar amounts and involve substantial equity. The Company recognizes the need to continue to serve the commercial mortgage market, and its potential for providing profits to the Company when done in a disciplined fashion.

COMMERCIAL LENDING

     Commercial lending to small and medium-sized businesses is an integral part of the Company's effort to achieve a higher level of profitability. Such lending entails somewhat different risks compared with mortgage or consumer lending but also produces higher yields, due in part to the Company's policy of requiring depository relationships. Commercial loans tend to be directly affected by changes in the economic cycle while consumer loans are indirectly affected. As such, commercial loans must be more closely evaluated to ensure likely repayment. In order to accomplish this, the Company has procedures and systems to provide for not only proper underwriting, but appropriate follow-up and monitoring of commercial loans. As a result of less time being spent on nonperforming assets, the Company enjoyed growth in this area and is poised for an even greater effort in 1998. The Company has continued to enhance its business calling effort with real emphasis on outreach into the Company's communities.

     The Company's commercial loan portfolio is generally amortizing, which provides some additional margin of safety, but also generates quicker repayment. As such, loan officers must be aggressive with their calling efforts in order to assure continued loan growth. Fortunately, the local economy is improving (albeit slowly) and management believes that hard work and community involvement will produce commercial loan growth in 1998.

     Notwithstanding the new business effort, management is acutely aware of its obligation to assure the safety of its commercial loans. In that regard, the Company's policy is generally to collateralize commercial loans with acceptable collateral and to obtain the personal guarantees of responsible business owners. The Company has an active SBA-lending program to originate government-insured commercial loans. Emphasis will continue to be placed upon origination of the various types of SBA loans in an effort to more fully serve the credit needs of small businesses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     Management is also aware of the need to provide appropriate ancillary services to expand its commercial loan base. Accordingly, a lock-box program is in place to facilitate collection of accounts receivable by customers. Corporate cash management via remote personal computers, wire transfer services, commercial letters of credit and various international services are available. NMBT offers one of the most attractive fee schedules for commercial deposit accounts in its market area.

ASSET QUALITY

     During 1997 nonperforming assets decreased $1.10 million, or 24.4 percent, to $3.42 million at December 31, 1997, due principally to sales of real estate owned, loan payments and loans returned to accrual status. These reductions were partially offset by loans placed on nonaccrual, and capital improvements to real estate owned.

     The Company has a Special Assets Committee, which is a subcommittee of the Officer's Loan Committee, whose primary responsibility is to provide senior management oversight and ongoing review of the loan and real estate owned portfolios. Management pursues the resolution of all nonperforming assets through restructurings, credit enhancements or collections. When collection procedures do not bring a loan into performing or restructured status, management generally initiates action to foreclose the property or to acquire it by deed in lieu of foreclosure.

     There were no accruing loans past due 90 days or more at December 31, 1995. Accruing loans past due 90 days or more totaled $0.24 million at December 31, 1996 and $0.02 million at December 31, 1997. Nonaccruing loans and real estate owned are depicted in the chart below. Nonaccruing loans consisted principally of residential and commercial loans collateralized by real estate.

     There are no loans to foreign borrowers, no leveraged buyout loans and no undue concentrations of loans for commercial construction. NMBT generally, and as a matter of policy, does not lend outside of its market area.

     Real estate owned consisted of commercial and residential properties. The amount of real estate owned, net of valuation allowances, decreased $0.29 million from 1996 to 1997, and totaled $0.21 million at December 31, 1997. NMBT actively markets all real estate owned and in 1997 sold $0.83 million of real estate owned from which net gains of $0.02 million were realized. During 1997 NMBT provided $0.03 million to the valuation allowance. At December 31, 1997, the valuation allowance totaled $0.06 million, or 22.2 percent of real estate owned. There continues to be an oversupply of commercial and residential real estate in Connecticut, and any further decline in the real estate market could adversely affect the market values of real estate owned, requiring additional provisions to the valuation allowance.

LIQUIDITY MANAGEMENT

     Liquidity is a measure of the Company's ability to meet its cash needs at a reasonable cost. Cash needs arise primarily as a result of the need to fund lending opportunities, the maturity of liabilities such as borrowings and the withdrawal of deposits. Asset liquidity is achieved through the management of earning asset maturities, loan amortization, deposit growth and access to borrowed funds. At December 31, 1997, liquid assets totaled $71.13 million, or
21.1 percent of total assets.

     NMBT is also a member of the Federal Home Loan Bank of Boston (FHLB), which makes substantial borrowings available to its members. NMBT is eligible to borrow against assets an amount not to exceed collateral as defined by the FHLB. At December 31, 1997, this gave NMBT potential access to additional financing well in excess of NMBT's annual financing requirements. NMBT also maintains an interest-bearing checking account with the FHLB on which it may overdraw up to $6.11 million. This arrangement allows NMBT to obtain advances from the FHLB rather than having to rely on commercial bank lines of credit or federal funds purchased. At December 31, 1997, NMBT had approximately $59.05 million in loan commitments outstanding. It is expected deposits, loan repayments and maturing investments will fund these future loans.

DEPOSITS AND BORROWINGS

     For the year ended December 31, 1997, total deposits increased $19.43 million, or 7.3 percent, while FHLB borrowings increased $8.58 million, or 58.9 percent. During 1997, the deposit mix shifted to interest bearing checking and certificates of deposit. There was virtually no net growth in savings accounts or noninterest-bearing checking. These changes in mix are due in part to the continuing interest rate differential between certificates of deposit and savings accounts, which have caused savers to reach for yield in certificates. In addition, most transaction account holders are no longer satisfied with a noninterest-bearing checking account and are finding ways to earn interest on their checking accounts. These trends are increasing the overall cost of funds and reducing the net interest spread.

-----------------------------------------------------------------------------------------------------------------
NONPERFORMING ASSETS
                                                  NONPERFORMING     REAL ESTATE      NONPERFORMING     % OF
                                                     LOANS            OWNED             ASSETS         TOTAL
                                                  -------------      -----------      ------------     -----
Dollars in thousands
------------------------------------------------------------------------------------------------------------------
Collateralized by residential properties              $1,617            $122             $1,739        50.8%
Collateralized by commercial properties                1,462              90              1,552        45.4%
Commercial, industrial and all other                     129               -                129         3.8%
------------------------------------------------------------------------------------------------------------------
Total nonperforming assets on December 31, 1997       $3,208            $212             $3,420       100.0%
------------------------------------------------------------------------------------------------------------------
Total nonperforming assets on December 31, 1996       $4,025            $496             $4,521       100.0%
------------------------------------------------------------------------------------------------------------------
Total nonperforming assets on December 31, 1995       $4,523          $1,314             $5,837       100.0%
------------------------------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company maintains a favorable liquidity position in large part due to stable core deposits generated from its branch network and from a high quality securities portfolio. Core deposits (checking and savings accounts) represent a stable, low-cost source of funds, which amounted to 65.2 percent of total deposits at December 31, 1997.

CAPITAL MANAGEMENT

STOCKHOLDERS' EQUITY AND CAPITAL RATIOS

     At December 31, 1997, the Company had $25.33 million in stockholders' equity, compared with $22.57 million at December 31, 1996. The growth in stockholders' equity from the end of 1996 was due to the following: receipt of $0.18 million in proceeds from the exercise of stock options; a $0.23 million positive adjustment for net unrealized gains on securities available for sale; and the retention of $2.90 million in net earnings, less cash dividends of $0.54 million.

     The Company and NMBT are subject to minimum capital requirements established, respectively, by the Federal Reserve Board ("FRB") and the FDIC. The regulatory risk-based capital requirements take into account the differing risk profiles of organizations by assigning risk weights to both assets and the credit equivalent amounts of off-balance sheet exposures. In addition, capital is divided into two tiers, tier 1 and tier 2.

     At December 31, 1997, banking organizations were required to meet a minimum total capital ratio of 8 percent, with at least one-half being in the form of tier 1 capital. Higher tier 1 and total capital ratios can be imposed on particular institutions at the discretion of the regulatory agencies. Banking organizations are also subject to a minimum leverage capital ratio of 3 percent. The Company and NMBT have a capital planning process that seeks to ensure the maintenance of appropriate capital levels and ratios. From a regulatory standpoint, the Company and NMBT have capital ratios that place it in the "well-capitalized" category. Well-capitalized, which is the highest capital category as defined by the Prompt Corrective Action regulations issued by the FRB and the FDIC, is defined as a company which maintains a total risk-based ratio of 10 percent or above, a tier 1 risk-based ratio of 6 percent or above and a leverage ratio of 5 percent or above, and is not subject to any written order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level.

DIVIDENDS AND RESTRICTIONS

     The Company's ability to pay dividends is dependent on NMBT's ability to pay dividends to the Company. There are certain restrictions on the payment of dividends by NMBT to the Company. Connecticut Banking Laws limit the amount of annual dividends that NMBT may declare on its common stock to net income for the current year and retained net income for the preceding two years, net of dividends previously paid during those periods. NMBT is also prohibited from paying a cash dividend that would reduce its capital ratios below minimum regulatory requirements. In addition, the FRB may impose further restrictions on dividends on the Company.

     The Company believes that payment of cash dividends to its stockholders is appropriate, provided that such payment considers the Company's capital needs, asset quality and overall financial condition. Furthermore, cash dividends should not adversely affect the financial stability of the Company or NMBT. The continued payment of cash dividends by the Company will be dependent on the Company's future core earnings, financial condition and capital needs, regulatory restrictions and other factors deemed relevant by the Board of Directors of the Company.

     During the year ended December 31, 1997, the Company paid cash dividends of $0.54 million, or $0.21 per share, which represents 18.8 percent of 1997 net income. The Company's dividend payment policy generally limits dividends paid in any year to no more than 40 percent of net earnings, absent mitigating factors. This was done in the interest of preserving capital, which will be used in the continued growth and expansion of the Company. The Company reviews its dividend payment policy based on current earnings and by assessing the need to retain earnings to support long-term growth.

RECENT RELEVANT FINANCIAL ACCOUNTING
STANDARDS BOARD RELEASES

     Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") was issued in February 1997 and is effective for periods ending after December 15, 1997. Earlier application is not permitted. SFAS 128 simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international standards for computing EPS. This statement became effective in the fourth quarter of 1997 for the Company, replacing primary EPS with a presentation of basic and diluted EPS on the face of the statements of operations. All periods presented in the annual report have been restated to comply with this statement.

     Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" ("SFAS 129") was issued in February 1997 and is effective for financial statements issued for periods ending after December 15, 1997. SFAS 129 establishes standards for disclosing information about an entity's capital structure. The adoption of this standard had no effect on the Company's financial statements. Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") and No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") were issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.


--------------------------------------------------------------------------------------------------------
REGULATORY CAPITAL
                                                             DECEMBER 31,
                                                     -------------------------------
                                                                                        REGULATORY
                                                     NMBT CORP           NMBT           MINIMUM
--------------------------------------------------------------------------------------------------------
Dollars in thousands
  Risk-based capital ratios:
    Tier 1 capital ratio                               12.19%           12.16%            4.00%
    Total capital ratio                                13.45%           13.42%            8.00%
--------------------------------------------------------------------------------------------------------
Leverage ratio                                          7.36%            7.34%            3.00%
--------------------------------------------------------------------------------------------------------
    Tier 1 capital                                   $24,428          $24,357
Total risk-based capital                             $26,948          $26,876
Total risk-adjusted assets                          $200,322         $200,322
--------------------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners." SFAS 130 is effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. Both of these statements relate to disclosures that public companies must make in their financial statements. Accordingly, implementation of these statements will not effect the results of operations or financial condition of the Company.

IMPACT OF INFLATION AND CHANGING PRICES

     The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could continue to significantly affect the Company's earnings in future periods.

IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send statements or engage in similar normal business activities.

     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate the Year 2000 issue. The Company relies on the ability of its outside suppliers for remedial action as none of the Company's date-sensitive software has been programmed internally. There can be no guarantee that the systems of these third party suppliers on which the Company relies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The Company will utilize both internal and external resources to replace and/or test the software for Year 2000 modifications. The Company plans to have all its critical hardware and software Year 2000 compliant not later than December 31, 1998. The total remaining cost of the Year 2000 is estimated at less than $100,000 and is being funded through operating cash flows. Some or all of this expense will be for new hardware and software, which will be capitalized. To date, the Company has not incurred any costs, other than internal staff time, related to the assessment and preliminary efforts in connection with the Year 2000 project and the development of a remediation plan.

     The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant software issues and similar uncertainties.

FINANCIAL GLOSSARY

BASIS POINT

A basis point is equal to one one-hundredth of one percent (25 basis points equals 0.25 percent and 100 basis points equals one percent).

BOOK VALUE PER SHARE

The amount of the Company's net worth represented by each share of outstanding common stock. lt is obtained by dividing common stockholders' equity by the number of shares of common stock outstanding.

EFFICIENCY RATIO

The efficiency ratio is a measure of relative overhead expense levels and is computed by dividing total noninterest expense (excluding provisions for real estate owned write-downs), by the sum of tax-equivalent net interest income plus noninterest income (excluding securities gains and losses).

FEDERAL FUNDS SOLD AND
INTEREST-BEARING DEPOSITS

Immediately available funds on deposit at a Federal Reserve Bank, the Federal Home Loan Bank of Boston or a correspondent bank. Banks with excess reserves lend such funds, generally on a overnight basis, to banks that are temporarily deficient in required reserves or that want to borrow federal funds to fund short-term assets.

INTEREST-EARNING ASSETS AND
INTEREST-BEARING LIABILITIES

Interest is a price paid by a lender for the use of money. Interest-earning assets result from transactions in which the Company acts as a provider of funds. These include loans to customers, purchases of debt securities and various transactions in the short-term money markets. Interest-bearing liabilities are those for which the Company acts as borrower and pays interest to depositors and other suppliers of funds, such as the Federal Home Loan Bank of Boston.

INTEREST RATE SENSITIVITY

 The exposure to financial gain or loss due to a change in the level of interest rates. In a given period, if more interest-earning assets than interest-bearing liabilities are subject to a change in interest rates because the assets are maturing or the contract calls for a rate change, the Company is asset sensitive (or positive) for that period. Rising interest rates during that time would enhance earnings, while declining interest rates would reduce earnings. The reverse earnings effect would occur if the Company were liability sensitive.

INTEREST RATE SPREAD

The difference between two interest rates. The phrase is most often used to refer to the difference between the interest yield on average interest-earning assets and the interest cost of average interest-bearing liabilities.

LEVERAGE RATIO

The ratio was established by federal bank regulators and is computed by dividing tier 1 capital by average quarterly assets less goodwill and other intangibles. A minimum leverage ratio of at least 3.00 percent must be maintained. This leverage ratio is a minimum requirement for the most highly rated banking organizations, and other banking organizations will be expected to maintain an additional cushion of at least 100 to 200 basis points.

NET INTEREST INCOME

Net interest income is the difference between the interest earned on assets and the interest paid on liabilities. Interest income and expense are affected by changes in the volume and mix of average interest-earning assets and interest-bearing liabilities, as well as changes in the level of interest rates.

NET INTEREST MARGIN

Net interest margin represents the tax-equivalent yield on interest-earning assets. This is obtained by dividing net interest income for a given accounting period by the average level of interest-earning assets for the period. This relationship is usually expressed on a tax-equivalent basis.

NONACCRUING LOANS

Loans on which the accrual of interest income has been discontinued because of the uncertainty that exists regarding the collection of interest or principal. This circumstance typically results from the borrower's financial difficulties. Interest received on such loans is recorded as a reduction of principal or interest income if there is no doubt as to the collectibility of the loan. Also referred to as nonperforming loans.

NONPERFORMING ASSETS

Nonperforming assets consist of real estate acquired through foreclosure, forgiveness of debt or otherwise in lieu of debt, and nonaccrual loans.

RESTRUCTURED  LOANS

Loans with original terms which have been modified as a result of a change in the borrower's financial condition. Typically, interest rate concessions are made or repayment schedules are lengthened in these cases.

RETURN ON AVERAGE ASSETS

A ratio obtained by dividing net income by average assets. lt is a measure of profitability in banking. Return on Average Equity A ratio obtained by dividing net income by average stockholders' equity. This is a standard measure of the rate of return on the stockholders' investment.

RISK-WEIGHTED ASSETS

Established by federal bank regulators, this is computed based on the sum of risk-weighted balance sheet assets and off-balance sheet credit equivalent amounts calculated in accordance with federal guidelines.

TAX-EQUIVALENT BASIS

An adjustment of income exempt from federal and state taxes or taxed at preferential rates, such as interest income on state and municipal bonds, to an amount that would yield the same pre-tax income had the income been subject to taxation. The result is to equate the true earnings value of tax-exempt and taxable income.

TIER 1 CAPITAL

Established by federal bank regulators, this is composed of common equity, retained earnings and perpetual preferred stock, reduced by goodwill and certain nonqualifying intangible assets. Tier 1 capital does not include the effect of adjustments associated with SFAS 115.

TIER 1 CAPITAL AND TOTAL CAPITAL RATIOS

These measures of capital adequacy have been established by federal bank regulators, who require institutions to have a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum of total capital to risk-weighted assets of 8.00 percent. The ratios are obtained by dividing tier 1 capital or total capital by risk-weighted assets.

TOTAL CAPITAL

Established by federal bank regulators, this consists of tier 1 capital plus a limited amount of allowable debt, certain other financial instruments and a limited amount of the allowance for loan losses.

FINANCIAL STATEMENTS

REPORT OF MANAGEMENT

The accompanying consolidated financial statements were prepared by management, which is responsible for the integrity and objectivity of the data presented, including amounts that must be based on judgments and estimates. The consolidated financial statements were prepared in conformity with generally accepted accounting principles, and in situations where acceptable alternative accounting principles exist, management selected the method that was most appropriate.

Management depends upon internal controls in meeting its responsibilities for reliable consolidated financial statements. Internal control is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and the expected benefits of these controls. As an integral part of internal control, the Company has an internal auditor on staff who conducted operational, financial and special audits, and coordinated audit coverage with the independent auditors.

The consolidated financial statements have been audited by our independent auditors, Deloitte & Touche LLP, who render an independent professional opinion on management's financial statements. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditors, the independent auditors and management to review the work of each to ensure that they are properly discharging their responsibilities. The internal auditors and the independent auditors have free access to the Audit Committee, without management present, to discuss the results of their audit work, their evaluations of the adequacy of internal controls and the quality of financial reporting.

Michael D. Carrigan,                   Jay C. Lent,
President & CEO                        Executive Vice President, Secretary & CFO

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS:

     We have audited the accompanying consolidated statements of condition of NMBT Corp and Subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE  LLP

Stamford, Connecticut
January 20, 1998

                      CONSOLIDATED STATEMENTS OF CONDITION

                                                                                           DECEMBER 31,
                                                                             ---------------------------------------
                                                                                    1997                   1996
                                                                             ---------------------------------------
ASSETS                                                                       Dollars in thousands, except share data
Cash and due from banks                                                           $18,737                 $17,855
Interest-bearing deposits                                                           4,025                   6,135
--------------------------------------------------------------------------------------------------------------------
         Cash and cash equivalents                                                 22,762                  23,990
--------------------------------------------------------------------------------------------------------------------
Securities:
      Available for sale, at fair value (amortized cost of $47,556 in 1997
         and $28,020 in 1996)                                                      48,129                  28,240
   Held to maturity, at amortized cost (fair value of $36,240 in 1997
         and $35,611 in 1996)                                                      35,876                  35,521
--------------------------------------------------------------------------------------------------------------------
         Total securities                                                          84,005                  63,761
--------------------------------------------------------------------------------------------------------------------
Loans                                                                             223,909                 211,686
Less allowance for loan losses                                                      3,537                   3,212
--------------------------------------------------------------------------------------------------------------------
         Loans, net                                                               220,372                 208,474
Real estate owned, net                                                                212                     496
Premises, equipment and capital leases, net                                         3,706                   3,648
Excess of cost over fair value of net assets acquired, net                            506                     741
Accrued interest and other assets                                                   5,003                   4,435
--------------------------------------------------------------------------------------------------------------------
         Total assets                                                            $336,566                $305,545
--------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Deposits:
         Noninterest-bearing checking                                            $ 36,999                $ 36,013
         Interest-bearing checking                                                 88,501                  76,989
         Savings                                                                   60,782                  61,432
         Time deposits under $100                                                  81,902                  79,320
         Time deposits $100 or more                                                17,411                  12,407
--------------------------------------------------------------------------------------------------------------------
         Total deposits                                                           285,595                 266,161
--------------------------------------------------------------------------------------------------------------------
Advances from Federal Home Loan Bank of Boston (FHLB)                              23,145                  14,564
Accrued interest and other liabilities                                              2,496                   2,255
--------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                        311,236                 282,980
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
         Common stock, $0.01 par value
         Shares authorized:    8,000,000
         Shares outstanding:  1997 - 2,614,858; 1996 - 2,588,058                       26                      26
         Additional paid-in capital                                                17,378                  17,198
         Retained earnings                                                          7,548                   5,195
         Unrealized gain on securities available for sale, net of tax                 378                     146
--------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                25,330                  22,565
--------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                              $336,566                $305,545
--------------------------------------------------------------------------------------------------------------------
See notes to financial statements.


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------------------------
                                                                                    1997                   1996           1995
                                                                             ----------------------------------------------------
                                                                             Dollars in thousands, except share data
INTEREST AND DIVIDEND INCOME
         Interest and fees on loans                                                       $17,791           $16,534       $15,845
         U.S. Treasury and agency securities                                                3,918             3,272         2,315
         Municipal securities                                                                 591               282            24
         Dividends on FHLB stock                                                              108                99           109
         Interest-bearing deposits                                                            301               113           170
-----------------------------------------------------------------------------------------------------------------------------------
              Total interest and dividend income                                           22,709            20,300        18,463
-----------------------------------------------------------------------------------------------------------------------------------
 Interest Expense
         Interest-bearing checking                                                          1,383             1,140         1,185
         Savings                                                                            1,490             1,602         1,724
         Time deposits under $100                                                           4,390             3,888         3,423
         Time deposits $100 or more                                                           881               625           537
         FHLB advances and capital leases                                                   1,076               739           215
-----------------------------------------------------------------------------------------------------------------------------------
              Total interest expense                                                        9,220             7,994         7,084
-----------------------------------------------------------------------------------------------------------------------------------
         Net interest and dividend income                                                  13,489            12,306        11,379
         Provision for loan losses                                                            582               390           160
-----------------------------------------------------------------------------------------------------------------------------------
         Net interest and dividend income after provision for loan losses                  12,907            11,916        11,219
-----------------------------------------------------------------------------------------------------------------------------------
 Noninterest Income
         Service charges on deposit accounts                                                1,034               965           766
         Other service charges, commissions and fees                                          379               349           278
         Loan servicing fees                                                                   42                23             8
         Net gains from loans sold                                                            339               178            60
         Other income                                                                         197               125           163
-----------------------------------------------------------------------------------------------------------------------------------
              Total noninterest income                                                      1,991             1,640         1,275
-----------------------------------------------------------------------------------------------------------------------------------
  Noninterest Expense
         Compensation, payroll taxes and benefits                                           5,381             5,037         4,959
         Occupancy                                                                            961               917           905
         Furniture and equipment                                                              875               953           971
         Data processing                                                                      268               246           204
         Stationery, printing and supplies                                                    409               438           343
         Marketing, advertising and investor relations                                        381               402           343
         Legal and professional fees                                                          264               412           224
         Other general and administrative expense                                           1,302             1,425         1,351
-----------------------------------------------------------------------------------------------------------------------------------
              Total general and administrative expense                                      9,841             9,830         9,300
-----------------------------------------------------------------------------------------------------------------------------------
         Operations of real estate owned                                                       34               320           263
         Amortization of intangible assets                                                    235               235           235
              Total noninterest expense                                                    10,110            10,385         9,798
         Income before provision for income taxes                                           4,788             3,171         2,696
         Provision for income taxes                                                         1,890               379           537
-----------------------------------------------------------------------------------------------------------------------------------
         Net income                                                                        $2,898            $2,792        $2,159
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                    $1.12             $1.09         $0.85
Diluted earnings per share                                                                  $1.05             $1.04         $0.83
-----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                                                  2,596             2,568         2,534
Average shares and share equivalents outstanding                                            2,752             2,684         2,590
-----------------------------------------------------------------------------------------------------------------------------------
See notes to financial statements.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------------------------
                                                                                    1997              1996           1995
                                                                             ----------------------------------------------------
                                                                                                  Dollars in thousands
OPERATING ACTIVITIES
Net Income                                                                       $2,898              $2,792         $2,159
Adjustments to reconcile net income to net cash provided by
     operating activities:
         Depreciation and amortization                                              880                 982            957
         Provision for loan losses                                                  582                 390            160
         Provision for losses from real estate owned                                 26                 314            207
         Net amortization of securities                                             152                 100            100
         Deferred income tax benefit                                                (46)               (267)          (241)
         Loans originated for sale                                              (26,169)            (14,859)       (10,342)
         Proceeds from loans sold, net                                           25,928              14,652          9,809
         Gains from loans sold, net                                                (339)               (178)           (60)
         Realized gains from real estate owned, net                                (133)               (135)           (80)
         Net increase in interest receivable                                       (498)               (331)          (113)
         Net increase in other assets                                               (37)               (134)          (288)
         Net increase in interest payable                                            56                  82             59
         Net increase in other liabilities                                          216                 282             63
         Net cash provided by operating activities                                3,516               3,690          2,390
         Investing Activities
Purchases of held to maturity (HTM) securities                                   (7,996)            (28,242)        (5,006)
Net loan originations                                                           (12,129)            (13,764)        (7,583)
Purchases of available for sale (AFS) securities                                (24,818)             (9,671)       (11,274)
Net purchases of permises and equipment                                            (703)               (484)          (568)
Proceeds from sales of real estate owned                                            534                 460            483
Proceeds from maturities of AFS securities                                        5,449               2,924            672
Proceeds from maturities of HTM securities                                        7,539              11,182         11,816
Proceeds from sales and early redemptions of AFS securties                            -                   -          2,960
Purchases of FHLB stock                                                            (218)                  -              -
         Net cash used for investing activities                                 (32,342)            (37,595)        (8,500)
Financing Activities
Net increase (decrease) in advances from FHLB                                     8,581              14,564         (7,304)
Net increase in time deposits                                                     7,586              11,004         16,603
Net increase in checking and savings deposits                                    11,848               8,090          4,707
Cash dividends                                                                     (545)               (436)          (329)
Other                                                                               128                  91            245
         Net cash provided by financing activities                               27,598              33,313         13,922
Increase (decrease) in cash and cash equivalents                                 (1,228)               (592)         7,812
Cash and cash equivalents, beginning of year                                     23,990              24,582         16,770
Cash and cash equivalents, end of year                                          $22,762             $23,990        $24,582
 Cash Paid During Year
Interest to depositors and creditors                                             $9,164              $7,912         $7,026
Income taxes                                                                      1,474                 957            778
Non-Cash Transfers
Transfer of loans to real estate owned                                              575                 581            683
Net change in unrealized gains (losses) on AFS securities                           232                (100)           489
Financial portion of sales and real estate owned                                    433                 761            327


See notes to financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                            Unrealized
                           Additional                Gain (Loss)

         Shares   Common   Paid-in  Retainedon Securities

         Outstanding       Stock    Capital Earnings Available for Sale   Total
January 1, 1995   2,531    $26      $16,754 $1,009   ($243)   $17,546
Net income                                  2,159             2,159
Net change in unrealized

     gain (loss) on securities

     available for sale                                       489      489
Cash dividends                              (329)             (329)
Proceeds from exercise
     of stock options      32               286                        286
Other                      6                         6
December 31, 1995 2,563    26       17,046  2,839    246      20,157
Net income                                  2,792             2,792
Net change in unrealized
  gain (loss) on securities

     available for sale                                       (100)    (100)
Cash dividends                              (436)             (436)
Proceeds from exercise
     of stock options      24               145                        145
Other    1                 7                         7
December 31, 1996 2,588    26       17,198  5,195    146      22,565
Net income                                  2,898             2,898
Net change in unrealized
    gain (loss) on securities

       available for sale                                     232      232
Cash dividends                              (545)             (545)
Proceeds from exercise
      of stock options     27               180                        180

December 31, 1997 2,615    $26      $17,378 $7,548   $378     $25,330


In thousands

 26

See notes to financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NMBT CORP (the "Company"), a Delaware Corporation formed in November 1997, is the bank holding company for The New Milford Bank & Trust Company ("NMBT"), a state-chartered commercial bank. The Company's activity is currently limited to the holding of NMBT's outstanding common stock. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies.

PRINCIPLES OF  CONSOLIDATION

     The consolidated financial statements include those of the Company and its subsidiary after elimination of all intercompany accounts and transactions. Certain reclassifications have been made to prior years' amounts to conform to the 1997 financial presentation.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate owned ("REO") in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of REO, management obtains independent appraisals for significant properties.

     The Company's loans are generally collateralized by real estate located in western Connecticut. In addition, substantially all of the REO is located in that market. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and REO acquired through foreclosure is particularly susceptible to changes in local market conditions.

     While management uses available information to recognize losses on loans and REO, future additions to the allowance for loan losses or write-downs of REO may be necessary based on changes in economic conditions, particularly in western Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and the valuation of REO. Such agencies may require the Company to recognize additions to the allowance or write-downs based on their judgments of information available to them at the time of their examination.

     Effective January 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125 (SFAS 125) "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishing liabilities occurring after December 31, 1996, except for certain provisions deferred by SFAS 127 "Deferral of the Effective Date of Certain Provisions of SFAS Statement No. 125." The adoption of these standards did not have a material effect on the Company's financial condition or results of operations.

     Effective  December 31, 1997, the Company  adopted SFAS 129  "Disclosure of
Information about Capital Structure". SFAS 129 establishes standards for disclosing information about an entities capital structure. The adoption of this standard did not have a material effect on the Company's financial statements.

SECURITIES

     Securities that may be sold as part of the Company's asset/liability or liquidity management, or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on such securities are reported net of related taxes, if any, as a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as held to maturity and carried at amortized cost. Realized gains and losses on the sales of securities are reported in earnings and computed using the specific identification cost basis. There are no trading account securities.

LOANS

     Loans are reported at their principal outstanding balance, net of any charge-offs, deferred loan origination fees and costs and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the related loan as an adjustment of yield, or taken into income when the related loan is sold.

     Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis. Changes in the carrying value are reported in earnings as net gains from loans sold. Realized gains and losses on sales of mortgage loans are reported in earnings when the proceeds are received from investors.

     The accrual of interest on loans is generally discontinued when principal or interest is past due by 90 days or more, or earlier when, in the opinion of management, full collection of principal and interest is unlikely unless such loans are well collateralized and in the process of collection. When a loan is placed on nonaccrual, interest previously accrued but not collected is charged against current income. Income on such loans is then recognized only to the extent that cash is received and future collection of principal is probable.

     Loans are restored to accrual status when principal and interest payments are brought current and future payments are reasonably assured, following a sustained period of repayment performance by the borrower in accordance with the loan's contractual terms. Troubled debt restructurings ("TDR") are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted due to deterioration in a borrower's financial condition. Interest to be paid on a deferral or contingent basis is reported in earnings only as collected.

ALLOWANCE FOR LOAN LOSSES

     The Company periodically reviews the allowance for loan losses in order to maintain the allowance at a level sufficient to absorb probable credit losses. The Company's review is based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors including estimated credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, historical loan loss experience, current economic conditions and examinations performed by regulatory authorities. The allowance for loan losses is increased through charges to earnings in the form of a provision for loan losses. When a loan or a portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance for loan losses. While the Company uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in regional economic conditions and related factors.

     Effective January 1, 1995, the Company adopted SFAS 114 "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118 "Accounting for a Loan - Income Recognition and Disclosure." When a loan is impaired, the Company measures impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent. The Company recognizes impairment by creating a valuation allowance. A loan is impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan.

     As permitted, smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are evaluated for collectibility based on historical loss experience rather than on an individual loan-by-loan basis. Impaired loans are primarily commercial mortgages secured by real estate.

REAL ESTATE OWNED

     Real estate acquired through foreclosure, forgiveness of debt or otherwise in lieu of debt --- otherwise known as "real estate owned" -- is stated at the lower of cost (principally the loan amount) or fair value, minus estimated selling expenses. When a loan is reclassified as real estate owned, any excess of the loan balance over its fair value, less estimated selling costs, is charged against the allowance for loan losses. Costs relating to the subsequent development or improvement of a property are capitalized to the extent realizable. Holding costs and any subsequent provisions to reduce the carrying value of a property to fair value minus selling expenses are charged to earnings and classified as real estate owned expenses. Fair value is determined by a current appraisal for collateral dependent loans.

PREMISES AND EQUIPMENT

     Premises and equipment, including capital leases, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the period of the related lease or the useful life of the improvement, whichever is shorter.

INCOME TAXES

     Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting purposes and for income tax reporting purposes using the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is assured beyond a reasonable doubt.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED

     Because of the earning power or special values of certain assets, the Company paid amounts in excess of the fair value of net assets acquired in the 1994 purchase transaction of Candlewood Bank and Trust Company. Such amounts are being amortized on a straight-line basis over seven years. Accumulated amortization of the excess cost over fair value of net assets acquired was $861,552 as of December 31, 1997. On an ongoing basis, management assesses the recoverability of this asset. If recoverability should become impaired, a charge to the statements of operations would be recorded.

EARNINGS PER SHARE

     Effective December 31, 1997, the Company adopted SFAS 128 "Earnings Per Share". SFAS 128 establishes standards for computing and presenting earnings per share. SFAS 128 is applicable to all United States entities with publicly held common stock or potential common stock. The statement requires disclosure of basic earnings per share (i. e. common stock equivalents are not considered) and diluted earnings per share (i. e. common stock equivalents are considered using the treasury stock method) on the face of the statement of operations, along with a reconciliation of the numerator and denominator of basic and diluted earnings per share. SFAS 128 replaces Accounting Principles Board No. 15, issued by the American Institute of Certified Public Accountants, as the authoritative guidance for calculation and disclosure of earnings per share. Restatement of prior periods is required. The adoption of SFAS 128 did not have a material effect on the Company's earnings per share amounts.

     Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, consisting solely of stock options, had been issued.

     Weighted average common shares outstanding used to calculate basic and diluted earnings per share for the three years ended December 31, 1997 were as follows:

--------------------------------------------------------------------------------
                                                         1997     1996     1995
--------------------------------------------------------------------------------
Weighted average common shares:
Basic                                                    2,596    2,568    2,534
Effect of stock options                                    156      116       56
Diluted                                                  2,752    2,684    2,590
--------------------------------------------------------------------------------

MORTGAGE SERVICING RIGHTS

     In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights". SFAS 122 amends SFAS 65 "Accounting for Certain Mortgage Banking Activities" to require that the Company recognize an asset for rights to service mortgage loans for others, however those servicing rights are acquired. It also requires the Company to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122, as superseded by SFAS 125, was applied prospectively beginning January 1, 1996. The Company recognized servicing assets for originated mortgages totalling $130,649 during 1997 and $76,954 during 1996. $24,030 was amortized in 1997 and $7,318 was amortized in 1996. An asset of $176,255 and $69,636 is recorded for mortgage servicing rights as of December 31, 1997 and 1996, respectively. These amounts are included in other assets on the statement of condition.

STATEMENT OF CASH FLOWS

     For definitional purposes, cash and cash equivalents include cash and due from banks, interest-bearing deposits at other financial institutions and overnight federal funds sold.

RECENT ACCOUNTING  PRONOUNCEMENTS

     SFAS 130 "Reporting Comprehensive Income" was issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners." SFAS 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for all prior periods presented.

     SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. SFAS 131 establishes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

     Both of these statements relate to disclosures that public companies must make in their financial statements. Accordingly, implementation of these statements will not effect the results of operations or financial condition of the Company.

  2. Securities The aggregate amortized cost and estimated fair values of securities available for sale at December 31, 1997 and 1996 are as follows:

-------------------------------------------------------------------------------
DECEMBER 31, 1997
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED  UNREALIZED  UNREALIZED    FAIR
Dollars in thousands              COST       GAINS       LOSSES     VALUE
-------------------------------------------------------------------------------
U.S. Treasury and agency
  securities                    $24,615       $99          $19     $24,695
Municipal securities             16,968       418            1      17,385
Mortgage-backed securities        4,213        80            4       4,289
Total debt securities            45,796       597           24      46,369
FHLB Stock                        1,760         -            -       1,760
Total securities
  available for sale            $47,556      $597          $24     $48,129
--------------------------------------------------------------------------------
DECEMBER 31, 1996
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED  UNREALIZED  UNREALIZED    FAIR
Dollars in thousands              COST       GAINS       LOSSES     VALUE
-------------------------------------------------------------------------------
U.S. Treasury and agency

  securities                     $12,527      $75           $-      $12,602
Municipal securities               8,785       82            8        8,859
Mortgage-backed securities         5,166       80            9        5,237
--------------------------------------------------------------------------------
Total debt securities             26,478      237           17       26,698
FHLB Stock                         1,542        -            -        1,542
--------------------------------------------------------------------------------
Total securities
  available for sale             $28,020     $237          $17      $28,240
--------------------------------------------------------------------------------

The aggregate amortized cost and estimated fair values of securities held to maturity at December 31, 1997 and 1996 are as follows:

-------------------------------------------------------------------------------
DECEMBER 31, 1997
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED  UNREALIZED  UNREALIZED    FAIR
Dollars in thousands              COST       GAINS       LOSSES     VALUE
-------------------------------------------------------------------------------
U.S. Treasury and agency
  securities                     $13,492       $96        $33     $13,555
Mortgage-backed securities        22,384       310          9      22,685
Total securities
  held to maturity               $35,876      $406        $42     $36,240
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
DECEMBER 31, 1997
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED  UNREALIZED  UNREALIZED    FAIR
Dollars in thousands              COST       GAINS       LOSSES     VALUE
-------------------------------------------------------------------------------
U.S. Treasury and agency
  securities                    $11,175       $30        $70       $11,135
Mortgage-backed securities       24,346       196         66        24,476
Total securities
  held to maturity              $35,521      $226       $136       $35,611


     The aggregate amortized cost and estimated fair values of securities available for sale at December 31, 1997 and 1996, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

-------------------------------------------------------------------------------
DECEMBER 31, 1997
                                                AMORTIZED     FAIR
Dollars in thousands                              COST        VALUE
-------------------------------------------------------------------------------
Due in one year or less                         $6,307        $6,331
Due after one year through five years           14,092        14,178
Due after five years through ten years          21,184        21,571
Due after ten years                                  -             -
--------------------------------------------------------------------------------
                                                41,583        42,080
Mortgage-backed securities                       4,213         4,289
--------------------------------------------------------------------------------
    Total debt securities available for sale   $45,796  $46,369
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
DECEMBER 31, 1997
                                                AMORTIZED     FAIR
Dollars in thousands                              COST        VALUE
-------------------------------------------------------------------------------
Due in one year or less                          $4,495      $4,520
Due after one year through five years             9,792    9,851
Due after five years through ten years            7,025    7,090
Due after ten years                                   -        -
                                                 21,312   21,461
Mortgage-backed securities                        5,166    5,237
    Total debt securities available for sale    $26,478  $26,698
--------------------------------------------------------------------------------

     The aggregate amortized cost and estimated fair values of debt securities held to maturity at December 31, 1997 and 1996, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

-------------------------------------------------------------------------------
DECEMBER 31, 1997
                                                AMORTIZED     FAIR
Dollars in thousands                              COST        VALUE
-------------------------------------------------------------------------------
Due in one year or less                       $     -        $      -
Due after one year through five years           5,000           4,988
Due after five years through ten years          8,492           8,567
Due after ten years                                 -               -
                                               13,492          13,555
Mortgage-backed securities                     22,384          22,685
    Total debt securities held to maturity    $35,876         $36,240
--------------------------------------------------------------------------------
DECEMBER 31, 1997
                                                AMORTIZED     FAIR
Dollars in thousands                              COST        VALUE
-------------------------------------------------------------------------------
Due in one year or less                       $      -       $       -
Due after one year through five years             5,000          4,950
Due after five years through ten years            6,175          6,185
Due after ten years                                   -              -
                                                 11,175         11,135
Mortgage-backed securities                       24,346         24,476
    Total debt securities held to maturity      $35,521        $35,611
-------------------------------------------------------------------------------

     Securities with a carrying value of $5.0 million were pledged as collateral for public deposits as of December 31, 1997.

     Mortgage-backed securities include participation certificates issued by the Government National Mortgage Association (GNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA).

     As required by the Federal Home Loan Bank, the Company must hold FHLB stock equal to 1% of assets secured by residential housing. As of December 31, 1997 and 1996, the Company was in compliance with the FHLB stock requirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3.  Loans and Allowance for Loan Losses
--------------------------------------------------------------------------------
                                                         December 31,

Dollars in thousands                                  1997        1996
Loans
Collateralized by one to four family
  residential properties                            $139,787   $137,008
Collateralized by five or more family
  residential properties                                 549      1,434
Commerical properties                                 48,532     46,044
Construction and development                           7,299      5,999
Commercial and industrial                             17,818     13,203
Installment and education                              8,994      7,128
Cash reserve and credit cards                            930        870
         Total loans                                 223,909    211,686
Less allowance for loan losses                         3,537      3,212
         Loans, net                                 $220,372   $208,474
--------------------------------------------------------------------------------

     Included in total loans are net deferred loan origination costs of $0.41 million and $0.29 million as of December 31, 1997 and 1996 respectively.

     As described in Note 1, effective January 1, 1995, the Company adopted SFAS 114 which defines when a loan is considered to be impaired and requires such loans to be measured at the lower of cost or fair value. The recorded investment in impaired loans was, in thousands, $3,588 at December 31, 1997 and $3,598 at December 31, 1996 and consists of loans for which allowances of, in thousands, $378 and $490, respectively have been established.

     Generally, the fair value of impaired loans was determined using the fair value of the underlying collateral of the loan.

     Additional information regarding impaired loans is as follows:

--------------------------------------------------------------------------------
                                                         1997        1996
--------------------------------------------------------------------------------
Income recorded on impaired loans during
the portion of the year that they were impaired            $24      $75

Income recorded on impaired loans recognized on
 the cash basis                                              -        4

Average investment in impaired loans                     3,728    3,953
--------------------------------------------------------------------------------

     Nonaccrual loans at December 31, 1997, 1996 and 1995, and related interest income data are summarized as follows:

--------------------------------------------------------------------------------
                                                  1997        1996       1995

Nonaccrual loans                                 $3,208      $4,025     $4,523
--------------------------------------------------------------------------------
Interest income in accordance with
  original terms                                   $325        $309       $169

Interest income recorded                             33          30         37

Reduction in interest income                       $292        $279       $132

     Nonaccrual loans at December 31, 1997 and 1996 include, in thousands, $2,215 and $2,812 of loans considered to be impaired under SFAS 114.

     Loans to executive officers, principal stockholders, directors, companies of which directors are principal owners, and individuals directly related to or affiliated with directors and executive officers aggregated $2.50 million and $2.82 million at December 31, 1997 and 1996, respectively. During 1997, new or renewed loans totalling $0.89 million were granted, and payments of $1.21 million were received.

Changes in the allowance for loan losses were as follows:
--------------------------------------------------------------------------------
                                                           December 31,
                                                     1997      1996     1995

Allowance for loan losses at beginning of year       $3,212   $3,553   $3,965
Provision for loan losses charged against income        582      390      160
Transfer to liability for estimated losses from
  off-balance sheet credit instruments                  (20)    (200)       -
Loan losses, net of recoveries                         (237)    (531)    (572)
         Allowance for loan losses at end of year    $3,537   $3,212   $3,553
--------------------------------------------------------------------------------

4.  Real Estate Owned

     Real estate acquired through foreclosure is stated net of a valuation allowance. Real estate owned properties consisted of the following:

--------------------------------------------------------------------------------
                                                             December 31,
                                                             1997     1996
One-to-four family residential                               $182    $511
Commercial                                                     90     405
Total real estate owned                                       272     916
         Less: valuation allowance                             60     420
         Real estate owned, net                              $212    $496
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Changes in the Valuation Allowance

Valuation allowance at beginning of year                     $420    $364
Provision for real estate owned losses
  charged against income                                       26     314
Real estate owned losses                                     (386)   (258)
Valuation allowance at end of year                            $60    $420
--------------------------------------------------------------------------------

5. Premises and Equipment December 31, 1997
--------------------------------------------------------------------------------
DECEMBER 31, 1997
                                          Owned    Capital
Dollars in thousands                     Property   Leases   Total

Premises and improvements                 $3,927    $401    $4,328
Equipment and furniture                    4,856       -     4,856
                                           8,783     401     9,184
Less accumulated depreciation
  and amortization                         5,085     393     5,478
Premises, equipment and capital
  leases, net                             $3,698      $8    $3,706
--------------------------------------------------------------------------------
DECEMBER 31, 1996
                                          Owned    Capital
Dollars in thousands                     Property   Leases   Total

Premises and improvements                  $3,751   $401    $4,152
Equipment and furniture                     4,420      -     4,420
                                            8,171    401     8,572
Less accumulated depreciation
  and amortization                          4,552    372     4,924
Premises, equipment and capital
  leases, net                              $3,619    $29    $3,648
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  Advances from FHLB
--------------------------------------------------------------------------------

                                   December 31
Maturity Date            Rate     1997     1996

     January  30, 1997 5.46% $ - $4,200 June 9, 1997 6.11% - 1,685 June 11, 1997
6.09% - 1,000  January 30,  1998 5.69%  3,100 - February  20, 1998 5.64% 5,575 -
October 1, 1998 5.87% 3,000 - November  1, 1999 6.05%  2,310  3,412  November 1,
1999 6.36%  2,414 - June 11,  2001 7.03% 550 550 June 19, 2001 6.65% 3,000 3,717
December  31, 2002 6.25% 1,650 - March 19, 2007 6.95% 953 - March 18, 2008 6.46%
593                    -                     $23,145                     $14,564
--------------------------------------------------------------------------------
The Company has access to a preapproved line of credit with the FHLB for up to 2% of its total assets. In accordance with an agreement with FHLB, NMBT is required to maintain qualified collateral, as defined in FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances and the preapproved line of credit. NMBT maintained qualified collateral well in excess of the amount required to collateralize the outstanding advances at December 31, 1997.

7.  Stock Option Plans

     The Company has two stock option plans for the benefit of employees, officers and directors. The 1988 Non-Statutory Stock Option Plan (the 1988 Plan) permits a maximum of 93,786 shares of common stock to be issued at exercise prices at or above 85% of the fair market value.

     The 1994 Non-Qualified Stock Option Plan (the 1994 Plan) permits a maximum of 300,000 shares of common stock to be issued at fair market value. The Board of Directors determine when such options will be granted, and when they will become exercisable, with the term of each option not to exceed five years under the 1988 Plan and ten years under the 1994 Plan. The Plans also provide for the issuance of stock appreciation rights, at the discretion of the Board of Directors, concurrent with the issuance of options. The number of shares of common stock reserved, and outstanding, for stock options and stock appreciation rights will be adjusted for any stock splits declared after establishment of the Plans. Options have been granted to purchase common stock principally at the fair market value at the date of the grant. Options are exercisable immediately after the grant. Upon the exercise of options, proceeds received in excess of par value are credited to additional paid-in capital.

     Stock option transactions under the Plans were as follows:

--------------------------------------------------------------------------------
                             Shares   Exercise     Weighted
                          Underlying  Price Per  Average Price   Maturity
Outstanding Options        Options  Share Range      Per Share    Range
As of January 1, 1995      336,620  $5.00 - $6.00    $5.889   1995 - 2004
Granted                     10,000     $9.75         $9.750       2004
Cancelled or expired        (3,550) $5.00 - $6.00    $5.338   1995 - 1999
Exercised                  (31,770) $5.00 - $6.00    $5.893   1995 - 1999

As of December 31, 1995    311,300  $5.875 - $9.75   $6.018   1999 - 2004
Granted                      7,500      $11.875     $11.875       2004
Cancelled or expired          (600)       $6.00      $6.000       1999
Exercised                  (24,600) $5.875 - $6.00   $5.914   1999 - 2004

As of December 31, 1996    293,600  $5.875 - $11.875 $6.177   1999 - 2004
Granted                     33,000 $12.75    $12.750          1997 - 2002
Cancelled or expired        (1,200) $6.00     $6.000             1999
Exercised                  (26,800)$5.875 -   $12.75 $6.677   1997 - 2004

As of December 31, 1997    298,600  $5.875 - $12.75  $6.859   1999 - 2004
--------------------------------------------------------------------------------

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, SFAS 123 also allows the Company to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting prescribed by APB No. 25 "Accounting for Stock Issued to Employees" (APB 25) and make pro forma disclosure of net income and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company has elected not to adopt the accounting requirements of SFAS 123 and continue to account for stock-based compensation plans in accordance with APB 25. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                        1997     1996     1995

Net income                    As reported              $2,898   $2,792   $2,159
                              Pro forma                $2,808   $2,759   $2,125
Basic earnings per share      As reported               $1.12    $1.09    $0.85
                              Pro forma                 $1.08    $1.07    $0.84
Diluted earnings per share As reported                  $1.05    $1.04    $0.83
                              Pro forma                 $1.02    $1.03    $0.82
--------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with dividends. The following weighted average assumptions were used for grants in 1997, 1996 and 1995, respectively: dividend yield of 1.6%; expected volatility of 27.8%, 30.1% and 30.1%; risk-free interest rate of 5.75%, 7% and 7%; and an expected term of 7, 8 and 8.67 years. The 1997, 1996 and 1995 option grants expire in 2002, 2004 and 2004, respectively. The weighted average fair value of options granted in 1997, 1996 and 1995 were $4.48, $4.97 and $4.21, respectively.

8.  Stockholders' Equity
   Capital Requirements

     The Company and NMBT are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and NMBT to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that both the Company and NMBT meet all capital adequacy requirements to which they are subject.

     As of December 31, 1997, NMBT was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized NMBT must

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital amounts and ratios are presented in the table.

---------------------------------------------------------------------------------------------------
                                                                              To Be Well
                                                                            Capitalized Under
                                                   For Capital             Prompt Corrective
                                   Actual         Adequacy Purposes:       Action Provisions:
                              Amount     Ratio     Amount   Ratio         Amount        Ratio

Consolidated
As of December 31, 1997:
Total Capital
(to Risk-Weighted Assets)     $26,948    13.5%    $16,026 _ 8.0%
Tier 1 Capital
(to Risk-Weighted Assets)      24,428    12.2   %   8,013 _ 4.0%
Tier 1 Capital
(to Average Assets)            24,428     7.4%     13,276 _ 4.0%
---------------------------------------------------------------------------------------------------
NMBT Only
As of December 31, 1997:
Total Capital
(to Risk-Weighted Assets)     $26,876    13.4%    $16,026 _ 8.0%    $20,032 _ 10.0%
Tier 1 Capital
(to Risk-Weighted Assets)      24,357    12.2%     8,013  _ 4.0%     12,019 _  6.0%
Tier 1 Capital
(to Average Assets)            24,357     7.3%    13,276  _ 4.0%     16,595 _  5.0%
As of December 31, 1996:
Total Capital
(to Risk-Weighted Assets)     $23,997    13.0%   $14,770  _ 8.0%    $18,462 _ 10.0%
Tier 1 Capital
(to Risk-Weighted Assets)      21,678    11.7%     7,385  _ 4.0%     11,077 _ 6.0%
Tier 1 Capital
(to Average Assets)            21,678     7.2%    12,002  _ 4.0%     15,002 _ 5.0%
---------------------------------------------------------------------------------------------------


   Dividends

     The Company's ability to pay dividends is dependent on NMBT's ability to pay dividends to the Company. There are certain restrictions on the payment of dividends by NMBT to the Company. Connectict Banking Laws limit the amount of annual dividends that NMBT may declare on its common stock to net income for the current year and retained net income for the preceding two years, net of dividends previously paid during those periods. NMBT is also prohibited from paying a cash dvidend that would reduce its capital ratios below minimum regulatory requirements. In addition, the FRB may impose further restrictions on dividends on the Company.

9.  Income Taxes

     The following table represents a reconciliation of the provision for income taxes as shown in the statements of operations with that which would be computed by applying the statutory federal income tax rate (34%) to income before income taxes:

--------------------------------------------------------------------------------
Reconciliation of the Provision for Income Taxes

                                                      Years Ended December 31,
                                                        1997     1996    1995
Federal income tax provision
  at statutory rate                                   $1,628   $1,078   $917
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal tax effect          426      142    153
  Changes in valuation allowance and other
    deferred tax adjustments                               -     (701)  (640)
  Other                                                 (164)    (140)   107

Actual provision for income taxes                      $1,890    $379    $53
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Components of the Provision for Income Taxes

                                             Years Ended December 31,
                                               1997     1996    1995
Current income tax expense:
  Federal                                     $1,291    $431     $546
  State                                          645     215      232
                                               1,936     646      778
 Deferred income tax benefit                     (46)   (267)    (241)

Total provision for income taxes              $1,890    $379     $537

--------------------------------------------------------------------------------

     The tax effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

Dollars in thousands                        1997              1996
Deferred tax assets
  Allowance for loan losses                 $997              $771
  Deferred compensation                      485               452
  Capital loss carryforward                  105               105
  Deferred loan fees                        (130)              (83)
  Real estate owned                           24               165
  Other                                      (48)              (25)
  Total deferred tax assets                 1,433            1,385
Deferred tax liabilities
  Securities                                 (227)            (106)
  Total deferred tax liabilities             (227)            (106)
  Valuation allowance                        (105)            (105)
  Net deferred tax assets                  $1,101           $1,174
--------------------------------------------------------------------------------

     The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. A valuation reserve is established for tax benefits available but for which realization is in doubt. In 1996, the Company reduced the valuation allowance to approximately 6% of the deferred tax asset to recognize the remaining available Federal income tax benefits together with the remaining available State income tax benefits which the Company expected to utilize, and other book/tax temporary differences. At December 31, 1997 and 1996, the Company maintains a valuation reserve against 100% of the State and Federal capital loss carryforwards which NMBT does not expect to utilize.

10.  Benefit Plans

     The Company has a defined contribution Retirement and Thift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Company equal to 100% of the employee's contribution, up to 4% of annual salary. The Company can also make discretionary contributions to the Plan. The Company's expense under this plan was $0.24 million, $0.23 million and $0.21 million in 1997, 1996 and 1995, respectively. In 1985 and 1986, the Board of Directors of NMBT approved Deferred Compensation Agreements for its Directors and selected Executive Officers. These agreements permitted the Directors and selected Executive Officers to defer a portion of their cash compensation. The accrued liability at December 31, 1997 was $1.06 million. In connection with this liability, NMBT has purchased life insurance contracts on the applicable parties. NMBT is the owner and beneficiary of such contracts. Although NMBT may be obligated for certain cash payments prior to the receipt of proceeds from the purchased life insurance policies, NMBT should ultimately be reimbursed in whole from such life insurance proceeds.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Distributions under the Plan are payable by NMBT as either a lump sum, in a maximum of ten equal annual installments, or in either 120 or 180 equal monthly installments depending upon the basis for the distribution. In cases of death, attaining normal retirement age or other terminations, lump sum distributions or installment payments are authorized. Retirement distributions are made upon attaining normal retirement age. NMBT's aggregate distributions in 1997 pursuant to this Plan totaled $0.14 million. In 1997, the Board of Directors of NMBT approved a Supplemental Executive Retirement and Deferred Compensation Plan to provide its senior officers and directors with additional retirement and tax deferral benefits to the extent benefits under the qualified retirement plans of NMBT are limited by applicable law or regulation. The Supplemental Plan will permit addtional deferral of compensation and matching contributions (as determined by the Board of Directors) to the extent the supplemental deferral has been made into the 401(k) Plan. No matching contributions were made in 1997.

11.  COMMITMENTS AND CONTINGENCIES
OFF-BALANCE SHEET COMMITMENTS

     NMBT is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and, from time to time, to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of condition. The contract amounts of those instruments reflect the extent of involvement NMBT has in particular classes of financial instruments. NMBT's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. NMBT uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments and conditional obligations at December 31, 1997 were as follows:

--------------------------------------------------------------------------------
Dollars in thousands                        Contract Amount
Financial Instrument Whose Contract
Amounts Represent Credit Risk

Commitments to extend credit                   $56,459
Letters of credit 2,587
--------------------------------------------------------------------------------

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. NMBT evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by NMBT upon the extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but is principally real estate and other income producing property.

     Letters of credit and financial guarantees are conditional commitments issued by NMBT to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial borrowing arrangements. Most guarantees are for twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. NMBT holds certificates of deposit or real estate as collateral supporting those commitments for which collateral is deemed necessary. NMBT generally requires an initial loan to value ratio of no greater than 80% when real estate collateralizes a loan commitment.

     Concentrations of Credit Risk NMBT primarily grants loans to customers located within its primary market area in western Connecticut. The majority of NMBT's loan portfolio and commitments (83%) are comprised of loans collateralized by real estate in western Connecticut. Of these loans,
approximately  74%  are   collateralized  by  residential  real  estate.

LEASE COMMITMENTS

     NMBT leases certain of its premises and equipment under capital and operating lease agreements. Rent expense for operating leases was, in thousands, $304, $253 and $233 for the years ended December 31, 1997, 1996 and 1995, respectively. The present value of future minimum lease payments under capital leases is included in other liabilities.

     The future minimum lease payments by year, and in the aggregate, under capital and noncancelable operating leases consisted of the following at December 31, 1997:

--------------------------------------------------------------------------------
                                                      Capital  Operating
Dollars in thousands                                   Leases   Leases
Years Ended December 31:
         1998                                            $20      $354
         1999                                             -        370
         2000                                             -        290
         2001                                             -        302
         2002                                             -        288
         2003 and thereafter                              -      1,269
Total future minimum lease payments                     $20     $2,873
Amounts representing interest                           (1)
Present value of future minimum
  lease payments                                       $19
==========================================================

LEGAL PROCEEDINGS

     NMBT is a defendant in certain claims and legal actions that arose in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these proceedings, in the aggregate, are not expected to have a materially adverse effect on the financial position, results of operations or liquidity of the Company.

CASH AND DUE FROM BANKS

     Cash and due from banks includes reserve balances that NMBT is required to maintain with the Federal Reserve Bank of Boston. These required reserves are based upon deposits outstanding and were $6.7 million and $5.7 million at December 31, 1997 and 1996, respectively. These reserve balances averaged $6.2 million and $5.1 million in 1997 and 1996, respectively.

EMPLOYMENT CONTRACTS

     NMBT has employment agreements with certain members of senior management. The agreements provide for an initial term of one year expiring on December 31, 1997, and provide for one year extensions unless the employee is terminated in accordance with the terms contained therein. One agreement provides for the payment of cash severance equal to three times average annual gross income for the previous five years, less one dollar, upon voluntary or involuntary termination within twelve months following a "change in control" (as such term is defined therein). The agreements for two others provide for the payment of cash severance equal to one time average annual gross income for the previous five years, less one dollar, upon voluntary or involuntary termination within twelve months following a "change in control" (as such term is defined therein).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Estimated Fair Values of Financial Instruments

     SFAS 107 "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information for certain financial instruments, including loans, securities, deposits and borrowings. Quoted market prices are not available for a significant portion of financial instruments and, as a result, the fair values presented may not be indicative of net realizable or liquidation values.

     Fair values are estimates derived using present value or other valuation techniques and are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. In addition, fair value estimates are based on market conditions and information about the financial instrument at a specific point in time. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Such items include premises and equipment, real estate owned and income taxes. In addition, the tax ramifications relating to the realization of unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in the estimates.

     The following is a summary of the methodologies and assumptions used to estimate the fair value of financial instruments pursuant to SFAS 107.

     Cash, Cash Equivalents and Other: The estimated fair value of cash and due from banks, deposits with banks, federal funds sold, accrued interest receivable and accrued interest payable, is considered to approximate the book value due to their short-term nature and negligible credit losses.

     Securities: Securities classified as available for sale are carried at fair value. Fair value for securities held to maturity was determined generally by secondary market and independent broker quotations.

     Loans: Estimated fair values for loans collateralized by real estate are based on discounted projected cash flows using yield spreads determined by property type, adjusted for prepayment assumptions, changes in credit risk and interest rate parameters for variable rate loans. Estimated fair values for commercial and consumer loans, not collateralized by real estate, are based on applicable fixed yields. Credit cards and cash reserve loans are based on carrying values.

     Deposits: The estimated fair values disclosed for checking and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. Estimated fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     FHLB Advances: The carrying amounts for FHLB advances approximate the fair value because rates currently available for advances with similar terms approximate actual rates on advances. Off-Balance Sheet Financial Instruments:
Estimated fair values for off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing. The following table summarizes the carrying value and estimated fair values of on- and off-balance sheet financial instruments at December 31:

                                       1997                       1996
                                  Contract  Estimated        Contract Estimated
Dollars in thousands              Amount   Fair Value       Amount   Fair Value
Off-Balance Sheet
Financial Instruments
  Commitments to extend credit      $56,460     $663            $51,327  $564
  Letters of credit                   2,587       52              3,152    63
                                   1997                       1996
--------------------------------------------------------------------------------
                                       Carrying  Estimated    Carrying Estimated
Dollars in thousands                    Value   Fair Value    Value   Fair Value
Financial Assets
  Cash and due from banks               $18,737  $18,737      $17,855  $17,855
  Interest-bearing deposits               4,025    4,025        6,135    6,135
  Securities available for sale          48,129   48,129       28,240   28,240
  Securities held to maturity            35,876   36,240       35,521   35,611
  Loans, net                            220,372  219,854      208,474  206,655
  Accrued interest receivable             2,421    2,421        1,923    1,923
Financial Liabilities
  Noninterest-bearing checking          $36,999  $36,999      $36,013  $36,013
  Interest-bearing checking              88,501   88,501       76,989   76,989
  Savings                                60,782   60,782       61,432  61,432
  Time deposits                          99,313   98,954       91,727  91,399
  Accrued interest payable                  392      392          336     336
  FHLB advances                          23,145   23,145       14,564  14,564

13.  Parent Company Only Financial Statements

     The unconsolidated statement of condition of NMBT Corp at December 31, 1997, and its statements of operations and cash flows for the period from inception (November 25, 1997) to December 31, 1997, are as follows:
--------------------------------------------------------------------------------
Statement of Condition

Dollars in thousands       December 31, 1997
Assets

Cash and due from bank     $71
Investment in NMBT         25,259

         Total assets      $25,330
Liabilities and Stockholders' Equity
Stockholders' equity       $25,330

         Total liabilities and stockholders' equity  $25,330

Statement of Operation
         For the Period from
         November 25,1997 to

Dollars in thousands         December 31, 1997
Equity in undisturbed earnings of NMBT      $398

         Net Income        $398

Statement of Cash Flows
         For the Period from
         November 25,1997 to

Dollars in thousands         December 31, 1997

Operating Activities
Net Income        $398

Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
         activities:

                  Equity in undisturbed earnings of NMBT      (398)
                  Net cash provided by operating activities   -

Financing Activities

Proceeds from exercise of stock options     71
                  Net cash provided by financing activities   71

Increase in cash and cash equivalents       71
Cash and cash equivalents, beginning of period       -
Cash and cash equivalents, end of year      $71

27

Notes to Consolidated Financial Statements

 28

Notes to Consolidated Financial Statements

29

Notes to Consolidated Financial Statements

 30

Notes to Consolidated Financial Statements

31

Notes to Consolidated Financial Statements

 32

Notes to Consolidated Financial Statements

33

Notes to Consolidated Financial Statements

 34

Quarterly Results of Operations

Dollars in thousands,
except per share data

         First    Second   Third    Fourth
1997

Interest and dividend income        $5,400  $5,648   $5,771   $5,890
Interest expense  2,153    2,241    2,381   2,445

Net interest income        3,247    3,407   3,390    3,445
Provision for loan losses  125      120     210      127
Noninterest income         432      488     509      562
Noninterest expense        2,493    2,609   2,436    2,572
Income before income taxes 1,061    1,166   1,253    1,308
    Net income        634     697      765      802

Per share amounts:

  Basic earnings per share (1)      $0.24   $0.27    $0.30    $0.31
  Diluted earnings per share (1)    $0.23   $0.26    $0.27    $0.29
  Cash dividends per share $0.050   $0.050  $0.055   $0.055
  High bid price  $11.750  $15.000  $18.500 $21.250
  Low bid price   $11.000  $11.000  $14.750 $15.000

1996

Interest and dividend income        $4,804  $4,903   $5,205   $5,388
Interest expense  1,819    1,898    2,106   2,171

Net interest income        2,985    3,005   3,099    3,217
Provision for loan losses  60       90      90       150
Noninterest income         385      392     425      438       3,001
Income before income taxes 792      900     975      504
Noninterest expense       2,518    2,407    2,459
Net income        594     675      731      792
                                                   Per share amounts:

  Basic earnings per share (1)      $0.23   $0.26    $0.29    $0.31
  Diluted earnings per share (1)    $0.22   $0.25    $0.28    $0.29
  Cash dividends per share $0.040   $0.040  $0.045   $0.045
  High bid price  $11.250  $10.000  $12.000 $12.750
  Low bid price   $9.250   $9.000   $9.000  $10.750


35

(1) The sum of quarterly per share data may not equal the annual amounts due to changes in the weighted average shares and share equivalents outstanding.

Stock Information

Investment Information

Stock Transfer Agent

Stockholders are encouraged to contact the Company with any questions or comments about their investments. Direct letters to:

Jay C. Lent

NMBT CORP

100 Park Lane Road
New Milford, CT  06776-2400

Requests for changes in the registration of stock

certificates, replacement of lost or destroyed certificates, or undeliverable dividend checks, should be referred to the transfer agent:

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road

Ridgefield Park, NJ  07660
(800)288-9541

Telecommunications Devices for the Deaf (TDD) for the hearing and speech impaired are available by calling (800)231-5469.

Common Stock Listing

NMBT CORP's common stock is traded on the National Association of Securities Dealers (NASDAQ) SmallCap Market under the symbol NMBT. As of December 31, 1997, there were 1,928 stockholders of record.

Officers

Michael Carrigan President & Chief Executive Officer Jay Lent Executive Vice President Chief Financial Officer & Secretary Peter Maher Executive Vice President & Chief Lending Officer Deborah Fish Vice President & Treasurer Don Mallozzi Senior Vice President - Consumer Lending Steven Breiner Vice President
- Commercial Lending Roberta Buddle Vice President - Human Resources Nancy Dohl Vice President - Sales & Production Nancy Dolan Vice President - Business Development

Donna Downs

Vice  President  -  Consumer  Lending  Mary  Kay  Duus  Vice  President  -  Loan
Administration James Matthiessen Vice President - Data Processing Joseph Morrissey Vice President - Commercial Lending Linda Reyes Vice President - Commercial Lending Alfred Schlemmer, Jr. Vice President - Commercial Lending Anthony Ambrogio Assistant Vice President - Internal Audit Nancy Bentley Assistant Vice President - Lending Eric Erdtmann Assistant Vice President Commercial Lending

Rosemary Bradshaw
Consumer Loan Officer & Underwriter
Linda Hall
Loan Servicing Officer
Donna Moreau
Consumer Loan Officer & Underwriter
Rosemary Plue
Executive Assistant

James Silver, Sr.
Data Services
Dana Smith
Data Processing
Linda Smith
Deposit Operations
Janet Wittmann
Assistant Treasurer

Board of Directors
(Back Row from Left to Right)
Robert Martin
Jack Straub
Terry Pellegrini
Michael Carrigan
Lawrence Greenhaus

(Front Row from Left to Right)
Walter Southworth
Kevin Dumas

Louis Funk, Jr.
Ruth Henderson
Arthur Weinshank
Harry Taylor, Jr.

 36

Branch Officers

Michelle Scott Vice President - Branch Operations Nancy Achen Assistant Vice President & Manager - Main Office Ann Gollsneider Assistant Vice President & Manager - South Seven Office Suzanne Lee Assistant Vice President & Manager - Mill Plain Office

Sharon Maynard Assistant Vice President & Manager - Park Lane Office Glynis Powanda Assistant Vice President & Manager - Southbury Office Linda Wagner Assistant Vice President & Manager - Germantown Office Jean Docktor Manager - Bridgewater Office

Bonnie Hawthorne
Manager - Kent Office
Candice O'Connell
Manager - Candlewood Office
Florinda Pereira

Manager - Danbury Towers Office
Martha McMahon
Floating Manager
Patrick Perillo
Assistant Manager - Main Office
Renee Lynne Storti
Branch Operations

Advisory Board

Frank Benham
Alan Dretel

James Driscoll, III
M. Adela Eads
James Faure
*Norman Flayderman
William Francis
Richard Gabriel
Suzanne Gallup
Maurice Goldstein
Covington Hardee

Kevin Hart
Sanford Kaufman
John Kawulicz
George Kilberg
Robert Kornhaas
*Victor Lautier
Vincent Lucas
Ambrose McGill

Edward Mohr Gerald Nahley Mark Prince *Henry Perlowsky Thomas Pilla *Frederick Planz Richard Pugh John Rountos Albert Salame Thomas Sheehy Thomas Sides Terrence Smith Robert Stebbins John Stetson *Edward Tierney

Dolph Traymon     James Winter

* Former member of the

   Board of Directors