Form 10-K, Exhibit 13
period 1998-12-31
NMBT CORP
filed 1999-03-31
CIK 1046520

EXHIBIT 13


                                  All the Bank
                              You'll Ever Need(TM)


                               1998 ANNUAL REPORT

Our Mission

It is our mission to be the premier community commercial bank in western Connecticut; to create and deliver quality banking products and services that represent exceptional value; to provide a stimulating and challenging work environment that encourages, develops and rewards excellence; and to serve our local communities with integrity and pride.

Through uncompromising dedication and commitment to this mission, we will continue to be a responsible corporate citizen in the communities in which we serve and achieve consistent superior financial performance that creates value for our stockholders.

Litchfield County        Park Lane Office       Bridgewater Office
Main Office              100 Park Lane Road     29 Main Street South
55 Main Street           New Milford, CT 06776  Bridgewater, CT 06752
New Milford, CT 06776    (860) 355-1171         (860) 355-1137
(860) 355-1171
                         Kent Office
South Seven Office       45 North Main Street
186 Danbury Road         Kent, CT 06757
New Milford, CT 06776    (860) 927-4681
(860) 355-1171

Fairfield County         Germantown Office      New Haven County
Candlewood Office        30 Germantown Road     Southbury Office
100 Route 37             Danbury, CT 06810      325 Main Street South
New Fairfield, CT 06812  (203) 743-6004         Southbury, CT 06488
(203) 746-2443                                  (203) 264-6463
                         Danbury Towers Office
Mill Plain Office        30 Main Street         NMBT Telephone Banker
105 Mill Plain Road      Danbury, CT 06810      (860) 350-0104
Danbury, CT 06810        (203) 792-BANK         (800) 368-6398
(203) 748-NMBT

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share data

For the Year Ended December 31,                                               1998             1997             1996
----------------------------------------------------------------------------------------------------------------------
Net interest and dividend income                                         $  14,070        $  13,489        $  12,306
Noninterest income                                                           2,718            1,991            1,640
Noninterest expense                                                         11,282           10,110           10,385
Net income                                                                   3,217            2,898            2,792

----------------------------------------------------------------------------------------------------------------------
At Year End:
Assets                                                                    $380,481         $336,566         $305,545
Loans                                                                      229,945          223,909          211,686
Deposits                                                                   311,623          285,595          266,161
Stockholders' equity                                                        28,688           25,330           22,565

----------------------------------------------------------------------------------------------------------------------
Per Share:
Basic earnings                                                             $  1.22           $ 1.12          $  1.09
Diluted earnings                                                              1.15             1.05             1.04
Book value                                                                   10.77             9.69             8.72
Closing bid price                                                            16.13            20.00            11.75
Closing ask price                                                            17.38            22.00            12.50

----------------------------------------------------------------------------------------------------------------------
Selected Ratios:
Return on average assets                                                      0.90%            0.91%            0.98%
Return on average equity                                                     12.12            12.25            13.23
Loan loss allowance to nonperforming loans                                  142.48           110.23            79.79
Nonperforming assets to total assets                                          0.71             1.02             1.48



                               [GRAPHICS OMITTED]

MESSAGE TO STOCKHOLDERS

To consumers and businesses, nmbt is all the bank they will ever need

To Our Stockholders,
Customers and Friends:

     NMBT represents many things to many people. To our stockholders, it is a public company with consistent dividends and dramatic growth in value over the past few years. For our 170 employees in 10 offices throughout Litchfield, Fairfield and New Haven counties, it is a source of income, pride and personal career satisfaction. To consumers and businesses in our market area, NMBT is all the bank they will ever need, providing a myriad of services with a personal touch. To everyone in our market area, NMBT has earned a reputation for consistency and stability in the face of a changing financial services environment.

     1998 was another successful year for NMBT. We enjoyed growth in all areas of the bank. These favorable forces and our commitment to providing outstanding personal service contributed to net income of $3.2 million in 1998, up from $2.9 million in 1997.

     Despite our satisfaction with such a good year, we are consistently reminded of the fierce competitive forces of the marketplace. These are difficult times when it comes to profitable growth. The price competition we have been facing over the past year has been intense; and when coupled with the cost of starting new branch offices, our ability to grow at a desirable rate has been challenged.

     To address these concerns, NMBT has implemented plans to achieve growth. We are revisiting our marketing campaign in an effort to bolster name recognition and new business development. Our logo was redesigned and we received approval in February 1998 to change the name of the bank from The New Milford Bank & Trust Company to NMBT. In addition, we expect to continue our expansion by capitalizing on the recent consolidation of larger banks. In this regard, we are looking for opportunities to enlarge our branch network by moving into recently abandoned or closed offices of larger banks as a cost-effective way of expanding without incurring the start-up costs typically associated with new branch offices. Together, our new graphic identity, marketing campaign and branch expansion strategy will go a long way toward attracting new customers who will value our service excellence and financial strength.

     Internally, we are hard at work strengthening the infrastructure of our bank. We are currently reviewing new platform equipment for branch personnel to achieve more efficiency in branch delivery and on-line services. Our goal is to utilize the best technology available so we can continue to deliver outstanding customer service.

     In addition to expending a tremendous amount of energy and resources to achieve corporate growth, NMBT has always had a strong social conscience. The Board of Directors has made a commitment to give back to the community by donating the time of personnel and the corporate resources of NMBT to further our philanthropy objectives. This is reflected in the Company's outstanding Community Reinvestment Act rating received from regulatory authorities.

     These days, when everyone seems to be reaching for the sky, few companies manage to keep their feet on the ground and their eyes level to the horizon. We insist on delivering the highest degree of customer service, on giving unparalleled commitment to community endeavors, on meeting and exceeding the expectations of the marketplace and in maximizing stockholder value without taking undue risks. We remain committed to our marketplace and do not stray into markets we do not understand. We also price rationally and have not forgotten the credit underwriting standards we established after the last recession.

     As we look toward the future, this focus on excellence and risk management will serve us well. We have five solid years of steady earnings and asset growth to draw upon. NMBT will follow its mission of providing financial services and capital to companies, municipalities, non-profit organizations and individuals in our service area with a personal touch.

     We would like to thank our hardworking employees for a year of terrific performance. Their continuing efforts make it possible for us to provide the high-quality products and services demanded by our vital and expanding market.

Louis A. Funk, Jr.
Chairman of the Board

Michael D. Carrigan
President and Chief Executive Officer

OUR PARTNERSHIP WITH THE UNPARALLED COMMITMENT TO COMMUNITY ENTERPRISE

     Annual Walk America for the March of Dimes joins NMBT employees and friends in their fund raising fight to end

     Ann's Place Home of I Can provides counseling services and support groups to families affected by cancer. NMBT and the City of Danbury donated the land and building.

                               [GRAPHIC OMITTED]

PEOPLE

     NMBT  sponsors   concerts  in  village   centers,   bringing   culture  and
entertainment to thousands.

     Why does NMBT give back so much to the community? Because NMBT is the community. As a hometown bank, all employees are neighbors living in the communities they serve. NMBT's experience proves that partnership, cooperation and caring make communities special places to live in, work in and invest in. NMBT is committed to these principles and to the people it calls neighbor.

     NMBT's family of employees gives its unparalleled commitment to community enterprise through volunteer work and gifting programs. Hundreds of NMBT branch staff and management take active roles in helping to shape better lives through their volunteer efforts. Schools, hospitals, teams, clubs and other organizations throughout Litchfield, Fairfield and New Haven counties benefit from the care giving efforts of NMBT's volunteer army.

     NMBT has made a significant level of qualified investments, via donations, within these counties. These investments consisting of real estate to Ann's Place, financial support to New Milford Hospital and contributions to nonprofits, represent a significant portion of NMBT's net income. Michael Carrigan, NMBT's President and CEO, expressed the Bank's pledge to such contributions when he said that effectively servicing the communities with more than sound financial advice and services is part of NMBT's corporate goals.

New Milford Hospital
Danbury Chamber of
   Commerce
New Milford Children's
   Center
New Milford Rotary Club
Danbury Rotary Club
Northern Fairfield County
   United Way
Shepaug Valley United Way
New Milford Chamber
   of Commerce
Kent Chamber of Commerce
Danbury Industrial Corporation
Danbury Lions Club
Regional YMCA
Western CT State University
Southbury Business
   Association
Hispanic Center of
   Greater Danbury
Minority Business Association
American Red Cross
Kent Senior Center
Danbury Hospital
SCORE -- Service Core
   of Retired Executives
Loaves and Fishes
New Milford Visiting
   Nurse Association
Junior Achievement
Bethel Chamber of
   Commerce
"DSABC" Danbury Schools
   and Business Collaborative
Salvation Army Danbury
   Advisory Board
City Center Danbury --
   Business Development
Ann's Place, The Home
   of I Can
Danbury Mayor's CRA
   Task Force
Danbury/Torrington
   Regional Workforce
   Development Board
Kiwanis
American Heart Association
American Cancer Society
Dream Come True of
   Western CT
New Fairfield Jaycees
Hospice
Bridgewater Fair
New Milford Housing
   Partnership
Danbury Catholic Family
   Services
New Milford Fair Days

                               #1 MORTGAGE LENDER

                    PROVIDING SERVICES WITH A PERSONAL TOUCH

     NMBT's Student Loan programs help families manage finances for their children's future.

     For a second successive year, independent statistics show that NMBT is ranked as the number one mortgage lender in its designated market area. Moreover, NMBT received an outstanding Community Reinvestment Act (CEA) evaluation from regulatory authorities. This is due, in part, to our community activities coupled with flexible and innovative lending programs delivered with a high level of personal service. In addition, the Bank's expertise in lending to low- and moderate-income borrowers greatly exceeded all other lenders in the area. NMBT is committed to maintaining its strong market presence in residential and consumer lending and to expanding mortgage banking activities.

     NMBT operates 10  full-service  branches and 14 automatic  teller  machines
(ATMs); they are accessible, many with drive-up options, and office hours are suited to the needs of the community. NMBT also offers bilingual services to help facilitate banking communications and accommodate the needs of its diverse customer base.

Personal Loans and Mortgages

Fixed Rate Mortgages

Adjustable Rate
   Mortgages

Construction-to-Permanent
   Mortgages

CHFA Mortgage Program

CHFA Police Home
   Ownership Program

CHFA Down Payment
   Assistance

FHA Loans

FHA 203(k) Rehab Loans

VA Loans

NMBT's Express
   Mortgage

No-Point/No-Closing
   Cost Program

Pre-qualification

Home Equity Financing

Home Equity Loans

Home Equity Line
   of Credit

Consumer Loans

Cash Reserve

Visa & MasterCard

Student Loans

Plus Loans

                               BUSINESS PARTNERS

          REINVESTING RESOURCES IN THE COMMUNITY IS A GOOD INVESTMENT

     Small  business  owners  relyon  NMBT's  lending   programs  for  inventory
financing and growth initiatives.

     NMBT focuses on commercial and industrial lending as a major component of its growth strategy. NMBT continually partners with small business owners as part of its pledge to build strong communities. By providing a ready lending stream to local entrepreneurs, NMBT assists them with marketplace competition and in their planning for future growth.

     NMBT understands that with economic health, communities thrive. For more than two decades, NMBT has continually reinvested its resources in the commercial productivity of area residents. Small business owners have come to rely on NMBT's expertise in strategic planning and ongoing training seminars. Specialized lending officers and staff are available to work with loan and investment needs of both

FINANCIAL REVIEW
Dollars in thousands, except per share data


     The following selected financial data for the five years ended December 31, 1998 is derived from the consolidated financial statements of NMBT CORP. Balances are as of and for the years ended December 31.

                                                     1998                1997               1996             1995             1994
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CONDITION:
Assets                                           $380,481            $336,566           $305,545         $269,176         $252,485
Securities                                        116,690              84,005             63,761           40,206           38,859
Loans, net                                        226,106             220,372            208,474          194,605          186,946
Deposits                                          311,623             285,595            266,161          247,067          225,758
Stockholders' equity                               28,688              25,330             22,565           20,157           17,546

------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS:
Interest and dividend income                    $  24,190           $  22,709          $  20,300        $  18,463        $  14,797
Interest expense                                   10,120               9,220              7,994            7,084            4,757
Net interest income                                14,070              13,489             12,306           11,379           10,040
Provision for loan losses                             371                 582                390              160              240
Noninterest income                                  2,718               1,991              1,640            1,275            1,214
Noninterest expense                                11,282              10,110             10,385            9,798            9,336
Income before income taxes                          5,135               4,788              3,171            2,696            1,678
Provision for income taxes                          1,918               1,890                379              537              339
Net income                                          3,217               2,898              2,792            2,159            1,339

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA:
Book value per share                               $10.77               $9.69              $8.72            $7.87            $6.93
Tangible book value per share                       10.67                9.49               8.43             7.48             6.40
Basic earnings per share                             1.22                1.12               1.09             0.85             0.53
Diluted earnings per share                           1.15                1.05               1.04             0.83             0.53
Cash dividends per share                             0.35                0.21               0.17             0.13             0.00

------------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS:
Return on average assets                             0.90%               0.91%              0.98%            0.84%            0.58%
Return on average equity                            12.12               12.25              13.23            11.56             7.83
Net interest spread                                  3.85                4.21               4.33             4.50             4.50
Net interest margin                                  4.33                4.67               4.73             4.82             4.74
Stockholders' equity to total assets                 7.54                7.53               7.39             7.49             6.95
Nonperforming assets to total assets                 0.71                1.02               1.48             2.17             2.62

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

GENERAL

   NMBT CORP (the "Company"), a Delaware corporation formed in 1997, is the registered bank holding company for NMBT, a wholly-owned subsidiary formed in 1975. NMBT is the Company's only subsidiary and its primary investment. The net income of the Company is presently derived entirely from the business of NMBT.

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

   As of December 31, 1998, the Company had total assets of $380.48 million, up from $336.57 million as of December 31, 1997. The growth in assets is the product of strong loan growth and an increase in securities, which assets were funded by an increase in deposits coupled with a modest leverage strategy. Loans grew $6.04 million, or 2.7 percent, mainly in real estate loans. During 1998, the Company's Board of Directors declared four quarterly cash dividends totaling $0.92 million, or $0.35 per share.

   The following discussion and analysis of the Company's consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to financial statements.

RESULTS OF OPERATIONS
SUMMARY

   Results of operations are largely dependent upon net interest income, which is the difference between interest and dividend income on earning assets, such as loans and securities, and interest expense on deposits and borrowings. Interest and dividend income on loans, securities and interest-bearing deposits is a function of the average balances outstanding during the period and the average yields earned. Interest expense on deposits and borrowings is similarly a function of average balances outstanding and the average rates paid. Results of operations are also affected by: the provision for loan losses, noninterest income, such as service charges on deposits and other fee-based revenues, noninterest expense, and income taxes.

   Operating results have benefited considerably in the past three years from continued improvements in overall asset quality and reduced noninterest expenses as a percent of net revenues. The Company recorded net income of $3.22 million, or $1.15 diluted earnings per share for 1998, compared to net income of $2.90 million, or $1.05 diluted earnings per share for 1997 and net income of $2.79 million, or $1.04 diluted earnings per share for 1996. The 11 percent rise in net income from 1997 to 1998 results primarily from the increase in interest-earning assets, continuation of a modest leverage strategy and dramatic growth in mortgage-banking activities. The 24 percent rise in net income from 1996 to 1997 results primarily from an increase in interest-earning assets, which assets were funded by a favorable mix of low-cost deposits and Federal Home Loan Bank ("FHLB") advances, coupled with improved operating efficiency.

COMPARISON OF YEARS ENDED
DECEMBER 31, 1998 AND 1997
NET INTEREST AND DIVIDEND INCOME

   Net interest and dividend income (interest income less interest expense) increased $0.58 million, or 4.3 percent from 1997 to 1998. During the same time period, the net interest margin declined from 4.67 percent in 1997 to 4.33 percent in 1998. The decrease in the margin can be attributed to customer demand for fixed rate loans, increased price competition for loans and deposits, matching time deposit rates of competitors when necessary so as to maintain market share in existing markets and a high-rate savings special in Southbury to attract new customers. The effect of this approach is to increase the overall level of growth, albeit at a lower interest rate spread. Overall, deposits increased $26.0 million from December 31, 1997 to December 31, 1998, mostly in low-cost checking and savings accounts. In addition, FHLB advances were utilized to match fund material fixed rate commercial loans to lock in spreads when variable rate loans were not suitable to the borrower. The strong increase in core deposits and careful pricing of core accounts and time deposits by management had the effect of decreasing the overall cost of funds. Despite the drop in the yield on assets from 7.79 to 7.35 percent, interest income increased at a faster rate than interest expense from 1997 to 1998 mainly due to the strong increase in interest-earnings assets which were funded by a favorable mix of new core deposits.

NONINTEREST INCOME

   Noninterest income increased from $1.99 million in 1997 to $2.72 million in 1998, primarily due to increases in loan servicing fees and gains on the sale of mortgages resulting from a strategic decision to expand mortgage-banking activities. Service charges on deposit accounts decreased $0.02 million due to reduced overdraft fees and customers' consolidating accounts and increasing balances to avoid monthly fees. These negative trends in service charges were partially offset by increased ATM servicing fee income from higher transaction volume and additional ATM machines and higher fees from an increase in the number of Mastermoney debit card transactions. Income from mortgage- banking activities increased $0.71 million due to increased loan servicing fees and gains on the sales of mortgages with fixed rates and adjustable rate mortgages with initial adjustment periods of more than three years. Increases in mortgage-banking income reflects the Company's strategy of increasing its mortgage-servicing portfolio, which grew from $20.9 million at December 31, 1997 to $79.0 million at December 31, 1998.

NONINTEREST EXPENSE

   Noninterest expense increased $1.17 million, or 11.6 percent, to $11.28 million in 1998, up from $10.11 million in 1997. The increase is primarily attributable to an increase in assets of 13.0 percent, an increase in mortgage-banking staff to handle a tripling of volume, the opening of the Southbury Office in late 1997 and increased donations. Compensation and benefits increased $0.68 million, or 12.6 percent, mainly due to salary increases, the opening of the Southbury office and increased staffing in the loan departments to accommodate demand. Data processing expense increased $0.12 million due to $0.04 million in costs associated with Year 2000, the addition of a drive-up and in-store ATM in Southbury, communications and equipment in the Southbury branch, increases to service contracts on the mainframe computer and new hardware and software for the mortgage department. Other operating expenses increased $0.20 million, or 15.5 percent, due to $0.12 in donations to New Milford Hospital in connection with NMBT's pledge for the new oncology center, a full year of costs associated with the opening of NMBT's tenth full service office in Southbury in September 1997 and a full year of costs associated with establishing the holding company in November 1997.

COMPARISON OF YEARS ENDED
DECEMBER 31, 1997 AND 1996
NET INTEREST AND DIVIDEND INCOME

   Net interest and dividend income increased $1.18 million, or 9.6 percent from 1996 to 1997. During the same time period, the net interest margin declined from
4.73 percent in 1996 to 4.67 percent in 1997. The decrease in the margin can be attributed to a strategy of increasing the size of the bank with leverage and maintaining certificates of deposit by matching the rates of competitors when necessary so as to maintain market share in existing markets and penetrate new markets. The effect of this approach is to increase the overall level of growth, albeit at a lower interest rate spread. Overall, deposits increased $19.4 million from December 31, 1996 to December 31, 1997, mostly in interest-bearing checking and certificates of deposit. In addition, FHLB advances were utilized to match fund material fixed rate commercial loans to lock in spreads when variable rate loans were not suitable to the borrower. These funding strategies had the effect of increasing the overall cost of funds. Interest expense increased at a faster rate than interest income from 1996 to 1997 mainly due to the change in the mix of deposits mentioned above, and the addition of new business at lower spreads than in previous years.

NONINTEREST INCOME

   Noninterest income increased from $1.64 million in 1996 to $1.99 million in 1997, primarily due to increases in insufficient funds charges, fee income from ATM and debit cards, and expanded mortgage-banking activities. Service charges on deposit accounts increased $0.07 million due to increased ATM servicing fee income from higher transaction volume and additional ATM machines, increased fees for insufficient funds and higher fees from an increase in the number of Mastermoney debit card transactions. Income from mortgage-banking activities increased $0.18 million due to increased loan servicing fees and gains on the sales of fixed rate mortgages. Increases in mortgage-banking income reflects the Company's strategy of increasing its mortgage-servicing portfolio, which grew from $12.2 million at December 31, 1996 to $20.9 million at December 31, 1997. Other charges, commissions and fees increased $0.03 million mainly on the strength of additional merchant credit card transactions as the Company continues to expand its network of merchant credit card processing sites. Other income increased $0.07 million due to interest income received from the recovery of federal and state income taxes from amending prior year income tax returns and a greater increase in the cash surrender value of life insurance for contracts related to the 1986 deferred compensation plan.

NONINTEREST EXPENSE

   Noninterest expense decreased $0.28 million, or 2.6 percent, to $10.11 million in 1997, down from $10.39 million in 1996. The decrease is primarily attributable to an overall improvement in operating efficiency from 1996 to 1997 as a result of management's continued focus on cost control, asset growth without increases to staff, migration to more part-time workers and the reduction  of  nonperforming  assets.  All of these  factors  served to  control noninterest expenses, despite a 10.2 percent increase in total assets. Compensation and benefits increased $0.34 million, or 6.8 percent, mainly due to the opening of the Southbury Office and increased staffing in the loan departments to accommodate demand. Other operating expenses were down $0.19 million, or 12.2 percent, due to stronger cost controls. In addition, 1996 other operating expenses included approximately $0.10 million for settlement of a legal claim and the associated legal fees and a $0.02 million loss in connection with the robbery of the Mill Plain Office. Improvements in 1997 operating efficiency more than offset the opening of NMBT's tenth full service office in Southbury in September 1997 and approximately $0.08 million in expenditures associated with reorganization into a holding company structure. None of the expenses associated with establishing the holding company were capitalized.

CHANGES IN THE ALLOWANCE FOR LOAN LOSSES

                                                                                                   Years ended December 31,
                                                                                         -------------------------------------------
Dollars in thousands                                                                       1998              1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses at beginning of year                                           $3,537            $3,212           $3,553
Provision for loan losses charged against income                                            371               582              390
Transfer to liability for estimated losses from
   off-balance sheet credit instruments                                                    (110)              (20)            (200)
Loan losses, net of recoveries                                                               41              (237)            (531)
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses at end of year                                                 $3,839            $3,537           $3,212
====================================================================================================================================
Ratio of allowance for loan losses:
   to nonperforming loans                                                                 142.5%            110.2%            79.8%
   to total loans                                                                           1.7%              1.6%             1.5%
Provision for loan losses to average loans                                                  0.1%              0.3%             0.1%
Loan losses, net of recoveries to average loans                                             0.0%              0.1%             0.3%
====================================================================================================================================

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses totaled $0.37 million for 1998, compared to $0.58 million for 1997 and $0.39 million in 1996.

     In 1998, the Company recorded net recoveries of $0.04 million. Net loan charge-offs for fiscal 1997 were $0.24 million, versus $0.53 million in 1996. The decreased provisions in 1998 reflect lower charge-offs and declining nonperforming loans. The increased provision for loan losses in 1997 reflects growth in the commercial and installment loan portfolios. The provision for loan losses reflects management's assessment of the adequacy of the allowance for loan losses. The amount of future provisions will be a function of the regular monthly review of the allowance for loan losses, which considers, among other things, the risk characteristics of the loan portfolio and economic conditions existing at the time.

     The provisions for loan losses reflect management's analysis of the risk elements of the loan portfolio, current delinquency rates and payment trends (including the reduced level of charge-offs in 1998 and 1997).

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

     Management believes the overall level of the allowance for loan losses was adequate at December 31, 1998 and 1997. Should the economic climate deteriorate, borrowers could experience difficulty and the level of nonperforming loans, charge-offs and delinquencies could rise and require increased provisions for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies could require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. For a discussion of nonperforming assets, see "Asset Quality."

PROVISION FOR INCOME TAXES

     The Company returned to a fully taxable reporting basis on January 1, 1997 following the recognition of substantially its entire deferred tax asset at December 31, 1996. Net income for 1998 included an income tax provision of $1.92 million (a 37.4 percent effective tax rate), as compared to the 1997 provision for income taxes of $1.89 million (a 39.5 percent effective tax rate) and the 1996 provision for income taxes of $0.38 million (a 12.0 percent effective tax rate). The 1996 provision for income taxes was lower due to the recognition of deferred tax benefits in the fourth quarter of 1996.

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

     Effective January 4, 1999, NMBT has formed a Passive Investment Company ("PIC") to take advantage of changes in Connecticut tax statutes. The statutes, effective January 1, 1999, allow NMBT to transfer mortgages into the PIC, a wholly-owned subsidiary of NMBT. Income of the PIC and its dividends to NMBT are exempt from Connecticut Corporation Business Tax. Consequently, the Company's consolidated 1999 effective tax rate is expected to be 2-4 percent less than in 1998. The formation of the PIC will require the Company to establish a valuation allowance against its deferred state tax assets that are no longer expected to be realized in future years.

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

   The following table sets forth the Company's interest rate sensitivity position, or gap position, at December 31, 1998, measured in terms of the volume of interest rate sensitive assets and liabilities that are subject to repricing in future time periods. For purposes of this analysis, all checking and savings accounts have been presented within the one-month category. Nonaccrual loans have been presented in the noninterest-bearing category. Significant variations may exist in the degree of interest rate sensitivity between individual asset and liability types within the repricing periods presented due to differences in their repricing elasticity relative to changes in the general level of interest rates.

GAP ANALYSIS

                                              WITHIN 6           7-12                      AFTER      NONINTEREST-
DOLLARS IN THOUSANDS                            MONTHS         MONTHS              1-5 YEARS       5 YEARS    BEARING          TOTAL
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Securities                                   $  19,040      $   7,051        $30,739         $59,860       $       --       $116,690
Loans                                          143,581         34,973         42,007           6,690            2,694        229,945
Interest-bearing deposits                       13,730             --             --              --               --         13,730
Other assets                                        --             --             --              --           20,116         20,116
------------------------------------------------------------------------------------------------------------------------------------
   Total assets                               $176,351       $ 42,024        $72,746         $66,550       $   22,810       $380,481
------------------------------------------------------------------------------------------------------------------------------------
SOURCES OF FUNDS
Noninterest-bearing checking                 $      --       $     --      $      --         $    --       $   44,414       $ 44,414
Interest-bearing checking                       99,216             --             --              --               --         99,216
Savings                                         72,334             --             --              --               --         72,334
Time deposits                                   53,571         25,338         16,750              --               --         95,659
FHLB advances                                    6,256          7,041          7,836          16,539               --         37,672
Other liabilities                                   --             --             --              --            2,498          2,498
Stockholders' equity                                --             --             --              --           28,688         28,688
------------------------------------------------------------------------------------------------------------------------------------
   Total sources of funds                     $231,377       $ 32,379        $24,586         $16,539       $   75,600       $380,481
------------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                     $ (55,027)     $   9,645        $48,160         $50,013       $  (52,791)      $     --
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap                               $ (55,027)      $(45,382)      $  2,778         $52,791       $       --
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap as a
   percentage of assets                         (14.46)%       (11.93)%         0.73%          13.87%              --%
------------------------------------------------------------------------------------------------------------------------------------

   The Company maintains a relatively balanced position for managing interest rate risk. At December 31, 1998, the one-year negative gap was $(45.4) million, or 11.9 percent of total assets. Management, as warranted by market conditions, can quickly modify this gap position. The Board of Directors is briefed on tactical and strategic issues inherent in the Company's gap position.

   The gap analysis reflects liability sensitivity, while the income simulation displays asset sensitivity. This difference in results between the two approaches is caused by inclusion of all checking and savings deposits as immediately repriceable for purposes of computing the gap. Management is unable to reliably document customer behavior when rates change and has chosen to maintain its position that, technically, all core deposits are immediately repriced. Consequently, this causes the gap analysis to indicate liability sensitivity.

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


DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

                                                  1998                            1997                            1996
                                         -------------------------      -------------------------       --------------------------
                                                        TAX                            Tax                             Tax
                                         AVERAGE EQUIVALENT YIELD/      Average Equivalent Yield/       Average Equivalent  Yield/
Dollars in thousands                     BALANCE   INTEREST   RATE      Balance   Interest   Rate       Balance   Interest    Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            C>
ASSETS
INTEREST-EARNING ASSETS:
Loans (1)                               $229,504    $17,952      7.82% $216,665    $17,791      8.21%  $203,928    $16,534  8.11%
Taxable securities                        77,915      4,961      6.37%   60,015      4,026      6.71%    50,952      3,371  6.62%
Tax-exempt securities                     19,337      1,274      6.59%   12,959        887      6.85%     6,219        422  6.79%
Interest-bearing deposits                  8,323        428      5.15%    5,612        301      5.37%     2,154        113  5.25%
----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets            335,079     24,615      7.35%  295,251     23,005      7.79%   263,253     20,440  7.76%
----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-EARNING ASSETS:
Cash and due from banks                   17,011                         16,387                          15,312
Premises and equipment, net                3,684                          3,641                           3,760
Other assets                               5,408                          5,751                           5,597
Allowance for loan losses                 (3,758)                        (3,434)                         (3,469)
----------------------------------------------------------------------------------------------------------------------------------
       Total                            $357,424                       $317,596                        $284,453
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES:
Deposits                                $256,139   $  8,178      3.19% $240,000   $  8,144      3.39%  $220,137   $  7,255  3.30%
FHLB advances and capital leases          32,957      1,942      5.89%   17,301      1,076      6.22%    12,376        739  5.97%
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities       289,096     10,120      3.50%  257,301      9,220      3.58%   232,513      7,994  3.44%
----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-BEARING LIABILITIES:
Deposits                                  39,203                         34,016                          28,681
Other liabilities                          2,587                          2,611                           2,160
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                        330,886                        293,928                         263,354
Stockholders' equity                      26,538                         23,668                          21,099
----------------------------------------------------------------------------------------------------------------------------------
       Total                            $357,424                       $317,596                        $284,453
----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                  14,495                         13,785                         $12,446
Less FTE adjustment                                     425                            296                             140
----------------------------------------------------------------------------------------------------------------------------------

Net interest income per
   income statement                                 $14,070                        $13,489                         $12,306
----------------------------------------------------------------------------------------------------------------------------------
Interest rate spread (FTE)                                       3.85%                          4.21%                       4.33%

Net interest margin (FTE)                                        4.33%                          4.67%                       4.73%
----------------------------------------------------------------------------------------------------------------------------------

(1) Included in interest income from loans is accretion (amortization) of net deferred loan fees and costs.

   Management has continued to focus its marketing efforts on the origination of adjustable rate loans for its own portfolio. The origination of adjustable rate loans reduces interest rate risk by increasing the portion of the loan portfolio that constitutes interest sensitive assets. Increased borrower demand for fixed rate loans continued during 1998 as interest rates remained at historical lows throughout the year. The increased refinancing activities as a result of the favorable interest rate environment has made it much more difficult to maintain the spread between yields on assets and rates paid on liabilities.

   Declining interest rates throughout the year caused the yield earned on assets to fall, which was offset by increases in interest-earnings assets. This increase in assets was funded by favorable mix of savings and checking accounts. Larger fixed rate commercial loans were selectively match funded with FHLB advances. The leveraging of the aforementioned growth with advances and a decrease in market interest rates combined to decrease the spread realized between the yield on assets and the cost of funds. Lower interest rates in 1998 reversed the migration from savings and transaction accounts to time deposits because of the convergence of savings and time deposit rates.

   The Company structures its loan and securities portfolios to provide for portfolio repricing consistent with its interest rate risk objectives, and to ensure that earnings at risk to short-term interest rate fluctuations will not exceed +/-10 percent of net interest income. A significant factor in determining the Company's ability to maintain its net interest margin in a changing interest rate environment is its ability to manage its core deposit rates. Essentially all of the Company's deposit base is composed of local retail deposit accounts which tend to be somewhat less sensitive to moderate interest rate fluctuations than other funding sources and, therefore, provide a reasonably stable and cost-effective source of funds.

   Based on the Company's asset/liability mix at December 31, 1998, management's simulation analysis of the effects of changing interest rates on net income over a twelve-month forecast horizon projects that a gradual 200 basis point increase or decrease in market interest rates would result in a net interest income fluctuation of less than 10 percent.

   The sensitivity table presents an analysis of the sensitivity inherent in the Company's net interest income. The interest rate scenarios presented in the table include interest rates at December 31, 1998 and as adjusted by gradual rate changes upward and downward of 200 basis points over a one-year period. Each rate scenario reflects unique prepayment and repricing assumptions.

   Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The net interest income variability reflects the Company's asset sensitivity (defined here) and does not include the decrease in earnings from an increase in amortization of servicing intangible assets that may be caused by higher prepayments when rates decline. Further, this analysis is based on the Company's assets, liabilities and off-balance sheet instruments at December 31, 1998 and does not contemplate any actions the Company might undertake in response to changes in market interest rates.

   Management currently anticipates that it will maintain a negative one-year gap throughout 1999 to reflect, among other things, the lag in repricing of checking and savings deposits, which deposits are all considered immediately replicable in the gap analysis.

SENSITIVITY TABLE

                                            Simulated Change in
Change in Interest Rates     Board Limit    Net Interest Income
--------------------------------------------------------------------------------
  (Basis points)

        +200                     10.00%              4.64%
           0                      0.00%              0.00%
        -200                    (10.00)%            (6.68)%
================================================================================

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

RATE/VOLUME ANALYSIS

                                                                   1998 COMPARED TO 1997                 1997 COMPARED TO 1996
                                                             -----------------------------------------------------------------------
                                                                INCREASE  (DECREASE)  DUE TO          INCREASE  (DECREASE)   DUE TO
------------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                          VOLUME        RATE       TOTAL          VOLUME       RATE       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Interest earned on:
Loans                                                        $   805       $(644)    $   161          $1,044       $213      $1,257
Taxable securities                                             1,127        (192)        935             608         47         655
Tax-exempt securities (FTE)                                      419         (32)        387             461          4         465
Interest-bearing deposits                                        139         (12)        127             185          3         188
------------------------------------------------------------------------------------------------------------------------------------
                                                               2,490        (880)      1,610           2,298        267       2,565
------------------------------------------------------------------------------------------------------------------------------------

Interest paid on:
Deposits                                                         280        (246)         34             669        220         889
FHLB advances and capital leases                                 919         (53)        866             305         32         337
------------------------------------------------------------------------------------------------------------------------------------
                                                               1,199        (299)        900             974        252       1,226
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net interest income                    $1,291       $(581)    $   710          $1,324      $  15      $1,339
------------------------------------------------------------------------------------------------------------------------------------

SECURITIES
   The  principal  categories  of  the  securities  portfolio,   including  both
available for sale and held to maturity, are as follows:

                                                                                                  December 31,
                                                                               ---------------------------------------------------
Dollars in thousands                                                                    1998                      1997
----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and agency                                                       $  75,506            64.7%     $38,186      45.5%
Municipal                                                                         21,493            18.4       17,385      20.7
Mortgage-backed                                                                   15,563            13.3       26,674      31.7
Corporate                                                                          2,148             1.9           --      --
----------------------------------------------------------------------------------------------------------------------------------
   Total debt securities                                                         114,710            98.3       82,245      97.9
FHLB stock                                                                         1,980             1.7        1,760       2.1
----------------------------------------------------------------------------------------------------------------------------------
   Total securities                                                             $116,690           100.0%     $84,005     100.0%
==================================================================================================================================

   At December 31, 1998, 91.8 percent of the securities portfolio was invested in fixed rate securities, 6.5 percent in adjustable rate securities and 1.7 percent in FHLB stock. Fixed rate securities include US Treasury and agency obligations, mortgage-backed securities ("MBS"), Connecticut municipal obligations and corporate securities. Fixed rate MBS are generally in securities with relatively stable cash flows. Management actively monitors the prepayments of its MBS. Adjustable rate securities, which consist of six-month and one-year ARM securities, generally reprice monthly based on predetermined spreads over various underlying indices and are subject to annual and lifetime caps. Some fixed rate agency securities are match funded with FHLB advances. Adjustable rate securities are tied to the London Interbank Offered Rate ("LIBOR") or US Treasury rates.

   Securities purchased with the intent to hold to maturity for the purpose of earning interest income are stated at cost, and adjusted for amortization of premiums and accretion of discounts. Securities which management does not intend to hold to maturity are categorized as available for sale. Trading securities are prohibited by policy.

   At December 31, 1998, securities totaling $76.33 million, or 65.4 percent, were classified as available for sale and securities totaling $40.36 million were classified as held to maturity. Included in stockholders' equity at December 31, 1998 is an adjustment of $0.68 million, net of taxes, relating to the net unrealized gain on the available for sale portfolio. No credit losses are anticipated and all unrealized gains and losses are expected to reverse as the available for sale securities approach maturity. Short-term fluctuations in fair market value caused by movements in interest rates and market conditions will not necessarily adversely impact future earnings.

   On occasion, available for sale securities are sold prior to maturity and the proceeds are used to fund loans when deposit in-flows are not adequate, the rates offered on FHLB advances are not favorable and liquidity ratios support sales. Management believes this restructuring to be prudent since it provides an opportunity to reinvest the proceeds from sales of securities in higher yielding loans. Management also occasionally sells available for sale securities to restructure an asset/liability mismatch, reduce exposure to interest rate fluctuations, improve its tax position or for other specific purposes.

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

   Statute and regulation limit the amount the Company is permitted to lend to one borrower. At December 31, 1998, the maximum amount which the Company could lend to one borrower (and related entities) was $4.76 million ($7.94 million for loans fully secured by readily marketable collateral). At December 31, 1998, the Company had no loans that exceeded either limit.

     The Company uses its funds primarily for lending. Total loans increased by $6.04 million, or 2.7 percent, from December 31, 1997 to December 31, 1998.

   The principal categories of the loan portfolio are as follows:

LOANS

                                                                                                 December 31,
                                                                              -----------------------------------------------------
Dollars in thousands                                                                     1998                       1997
-----------------------------------------------------------------------------------------------------------------------------------
Collateralized by one to four family residential properties                   $143,760            62.5%     $139,787        62.4%
Collateralized by five or more family residential properties                       530             0.2           549         0.2
Commercial properties                                                           48,091            20.9        48,532        21.7
Construction and development                                                    13,443             5.9         7,299         3.3
Commercial and industrial                                                       16,107             7.0        17,818         8.0
Installment and education                                                        7,137             3.1         8,994         4.0
Cash reserve and credit cards                                                      877             0.4           930         0.4
-----------------------------------------------------------------------------------------------------------------------------------
   Total loans                                                                $229,945           100.0%     $223,909       100.0%
===================================================================================================================================

   The Company is primarily a real estate lender. In recent years, management has attempted to increase the proportion of commercial, industrial and commercial real estate loans. The commercial lending department has focused on lending to small businesses with annual sales of up to $20 million.

   The Company, which began selling fixed rate residential mortgage loans in May 1994, has had success building its mortgage servicing portfolio, which grew $58.1 million in 1998 and now totals more than $79 million at December 31, 1998. This trend is expected to continue and produce higher levels of noninterest income from gains on the sales of loans (primarily government-sponsored loans) and mortgage servicing fees. The Company's policy is to emphasize loans utilizing variable rates as much as possible to protect its net interest margin and liquidity when the cost of its deposits fluctuate.

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

   The Company originates fixed and variable interest rate loans having terms to maturity of not more than 30 years, including among others, balloon loans having terms to maturity of not more than ten years. Beginning in 1999, management intends to emphasize in its portfolio variable rate loans bearing interest at a rate adjusted within five years from the origination date. This is a change from the previous strategy to retain three-year ARM's and reflects implementation of a strategy to invest in adjustable rate or shorter-duration assets to manage interest rate risk and to retain more loans in portfolio.

   It is the Company's policy to liquidate its current production of fixed rate, Federal Housing Administration ("FHA"), Connecticut Housing Finance Authority ("CHFA"), Veteran's Administration ("VA") and adjustable rate mortgage ("ARM") loans with initial adjustment periods exceeding five years. These loans are sold into the secondary market to the Federal National Mortgage Association ("FNMA") or on a flow basis to CHFA and various institutional investors. The Company intends to expand its originations of loans over agency size limits (jumbos) using agency-underwriting standards to retain variable rate jumbos bearing interest at a rate adjusted within five years from the origination date and to sell other jumbos through private parties.

   In order to meet its commitment to affordable housing and its CRA responsibilities, the Company offers several residential loan programs involving high loan-to-value ratios and flexible underwriting standards. Because of refinancings and prepayments, residential mortgage loans generally remain outstanding for shorter periods than stated. Whether residential mortgage loans bear interest at a fixed or an adjustable rate depends upon consumer demand, which is influenced by market conditions.

COMMUNITY REINVESTMENT PROGRAMS

   The Company attempts to ascertain the credit needs of its communities, including low and moderate income areas, through a number of means, including reviewing the results of market research and the interaction of members of the Board of Directors and management in the local communities. The Company also has a CRA Committee of the Board of Directors whose function is to oversee all CRA activities. The Company offers various loans and participates in various loan programs designed to make credit available to low and moderate income persons. Many of the loan programs are advertised in local newspapers and local Realtors and builders are informed by periodic mailings.

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

   The Company's commercial loan portfolio is generally amortizing, which provides some additional margin of safety, but also generates quicker repayment. As such, loan officers must be aggressive with their calling efforts to assure continued loan growth. Fortunately, the local economy is improving (albeit slowly) and management believes that hard work and community involvement will produce commercial loan growth in 1999.

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

   Management is also aware of the need to provide appropriate ancillary services to expand its commercial loan base. Corporate cash management via remote personal computers, domestic and international wire transfer services, commercial letters of credit and various international services are available. NMBT offers one of the most attractive fee schedules for commercial deposit accounts in its market area.

ASSET QUALITY

   During 1998, nonperforming assets decreased $0.72 million, or 21.2 percent, to $2.69 million at December 31, 1998, due principally to sales of real estate owned, loan payments and loans returned to accrual status. These reductions were partially offset by loans placed on nonaccrual.

NONPERFORMING ASSETS

                                                                      NONPERFORMING      REAL ESTATE     NONPERFORMING      % OF
Dollars in thousands                                                      LOANS             OWNED           ASSETS          TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Collateralized by residential properties                                 $1,644               --            $1,644             61.0%
Collateralized by commercial properties                                     957               --               957             35.5
Commercial, industrial and all other                                         93               --                93              3.5
------------------------------------------------------------------------------------------------------------------------------------
   Total nonperforming assets on December 31, 1998                       $2,694               --            $2,694            100.0%
------------------------------------------------------------------------------------------------------------------------------------
   Total nonperforming assets on December 31, 1997                       $3,208             $212            $3,420            100.0%
------------------------------------------------------------------------------------------------------------------------------------
   Total nonperforming assets on December 31, 1996                       $4,025             $496            $4,521            100.0%
------------------------------------------------------------------------------------------------------------------------------------

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

   There were no accruing loans past due 90 days or more at December 31, 1998. Accruing loans past due 90 days or more totaled $0.24 million at December 31, 1996 and $0.02 million at December 31, 1997. Nonaccruing loans and real estate owned are depicted in the chart above. Nonaccruing loans consisted principally of residential and commercial loans collateralized by real estate.

   There are no loans to foreign borrowers, no leveraged buyout loans and no undue concentrations of loans for commercial construction. NMBT generally, and as a matter of policy, does not lend outside of its market area.

   Real estate owned  consisted of commercial and  residential  properties.  The amount of real estate owned, net of valuation allowances, decreased $0.21 million from 1997 to 1998. NMBT actively markets all real estate owned and in 1998 sold $0.24 million of real estate owned from which net gains of $0.06 million were realized. At December 31, 1998, real estate owned was $0.03 million with a valuation allowance of $0.03 million.

LIQUIDITY MANAGEMENT

   Liquidity is a measure of the Company's ability to meet its cash needs at a reasonable cost. Cash needs arise primarily as a result of the need to fund lending opportunities, the maturity of liabilities such as borrowings and the withdrawal of deposits. Asset liquidity is achieved through the management of earning asset maturities, loan amortization, deposit growth and access to borrowed funds. At December 31, 1998, liquid assets totaled $106.03 million, or
27.9 percent of total assets.

   NMBT is also a member of the Federal Home Loan Bank of Boston (FHLB), which makes substantial borrowings available to its members. NMBT is eligible to borrow against assets an amount not to exceed collateral as defined by the FHLB. At December 31, 1998, this gave NMBT potential access to additional financing well in excess of NMBT's annual financing requirements. NMBT also maintains an interest-bearing checking account with the FHLB on which it may overdraw up to $6.11 million. This arrangement allows NMBT to obtain advances from the FHLB rather than having to rely on commercial bank lines of credit or federal funds purchased.

   At December 31, 1998, NMBT had approximately $95.00 million in loan commitments outstanding. It is expected deposits, loan repayments, FHLB advances and maturing investments will fund these future loans.

DEPOSITS AND BORROWINGS

   For the year ended December 31, 1998, total deposits increased $26.03 million, or 9.1 percent, while FHLB borrowings increased $14.53 million, or 62.8 percent. During 1998, the deposit mix shifted to checking and savings. These changes in mix are due in part to the reduced interest rate differential between certificates of deposit and savings accounts, which have caused savers to ignore certificates to maintain liquidity. In addition, most transaction account holders are no longer satisfied with a noninterest-bearing checking account and are finding ways to earn interest on their checking accounts.

   The Company maintains a favorable liquidity position in large part due to stable core deposits generated from its branch network and from a high quality securities portfolio. Core deposits (checking and savings accounts) represent a stable, low-cost source of funds, which amounted to 69.3 percent of total deposits at December 31, 1998.

CAPITAL MANAGEMENT
STOCKHOLDERS' EQUITY AND CAPITAL RATIOS

   At December 31, 1998, the Company had $28.69 million in stockholders' equity, compared with $25.33 million at December 31, 1997. The growth in stockholders' equity from the end of 1997 was due to the following: receipt of $0.76 million in proceeds from the exercise of stock options; a $0.30 million positive adjustment for net unrealized gains on securities available for sale; and the retention of $3.22 million in net earnings, less cash dividends of $0.92 million.

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

   At December 31, 1998, banking organizations were required to meet a minimum total capital ratio of 8 percent, with at least one-half being in the form of tier 1 capital. Higher tier 1 and total capital ratios can be imposed on particular institutions at the discretion of the regulatory agencies. Banking organizations are also subject to a minimum leverage capital ratio of 3 percent.

   The Company and NMBT have a capital planning process that seeks to ensure the maintenance of appropriate capital levels and ratios. From a regulatory standpoint, the Company and NMBT have capital ratios that place it in the "well-capitalized" category.

                               [GRAPHIC OMITTED]


REGULATORY CAPITAL

                                                                                                   December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           NMBT                         REGULATORY
Dollars in thousands                                                                       CORP              NMBT          MINIMUM
------------------------------------------------------------------------------------------------------------------------------------
Risk-based capital ratios:
Tier 1 capital ratio                                                                      12.87%            12.52%            4.00%
Total capital ratio                                                                       14.13%            13.78%            8.00%
-----------------------------------------------------------------------------------------------------------------------------------
Leverage ratio                                                                             7.40%             7.19%            3.00%
-----------------------------------------------------------------------------------------------------------------------------------
Tier 1 capital                                                                        $  27,647         $  26,871
Total risk-based capital                                                              $  30,351         $  29,573
Total risk-adjusted assets                                                             $214,786          $214,685

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

DIVIDENDS AND RESTRICTIONS

   The Company's ability to pay dividends is dependent on NMBT's ability to pay dividends to the Company. There are certain restrictions on the payment of dividends by NMBT to the Company. Connecticut Banking Laws limit the amount of annual dividends that NMBT may declare on its common stock to net income for the current year and retained net income for the preceding two years, net of dividends previously paid during those periods. NMBT is also prohibited from paying a cash dividend that would reduce its capital ratios below minimum regulatory requirements. In addition, the FRB may impose further restrictions on dividends of the Company.

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

   During the year ended December 31, 1998, the Company paid cash dividends of $0.92 million, or $0.35 per share, which represents 28.7 percent of 1998 net income. The Company's dividend payment policy generally limits dividends paid in any year to no more than 40 percent of net earnings, absent mitigating factors. This was done in the interest of preserving capital, which will be used in the continued growth and expansion of the Company. The Company reviews its dividend payment policy based on current earnings and by assessing the need to retain earnings to support long-term growth.

RECENT RELEVANT FINANCIAL ACCOUNTING STANDARDS BOARD RELEASES

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is effective for all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management anticipates that, due to its limited use (currently none) of derivative instruments, the adoption of SFAS 133 will not have a significant effect on results of operations or financial position.


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

YEAR 2000 READINESS
BACKGROUND

   The Company's overall goal is to be "Year 2000 Ready," which means that critical systems, devices, applications or business relationships have been evaluated and are expected to be suitable for continued use into and beyond the Year 2000. In the event the aforementioned are not suitable for continued use or malfunction, contingency plans will be in place.

   The Company began addressing Year 2000 in 1996 by establishing a Year 2000 committee to identify, monitor and document Year 2000 activities and report those findings to the Board of Directors. Senior management and the Board of Directors receive regular updates on the status of the Company's Year 2000 Plan.

   The Company is using a multi-phase approach to Year 2000 which includes inventory, assessment, remediation, testing and contingency planning. The inventory and assessment phases were completed in 1997. As a part of the assessment process, remediation strategies were identified and estimates of remediation costs were developed. The Company has utilized both internal and external resources to remediate and test for Year 2000 readiness. The majority of the Company's systems requiring remediation have been modified or replaced. The Company plans to test the remaining systems by March 31, 1999.

   The Company initiated formal communications with government agencies, suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate the Year 2000 Issue. While this information will be used to mitigate these risks, there can be no assurance that any third-party systems will be Year 2000 compliant on a timely basis or that noncompliance will not have an adverse material impact on the Company.

COSTS

   The Company currently plans to complete Year 2000 remediation by June 30, 1999. The total remaining cost of the Year 2000 Issue is estimated at less than $50,000. To date, the Company has incurred costs of $40,000 which have been expensed as incurred. The costs of the project and the date on which the Company plans to complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third parties' Year 2000 readiness and other factors.

RISK ASSESSMENT

   At this time, the Company believes that completed and planned modifications of its internal systems and equipment will allow it to be Year 2000 compliant in a timely manner. There can be no assurance, however, that the Company's internal systems or equipment, or those of third parties on which the Company relies, will be Year 2000 compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any noncompliance. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most likely worst case scenario) could result in the reduction or suspension of the Company's operations and could have a material adverse effect on the Company's business or consolidated financial statements.

CONTINGENCY PLANNING

   The Company is revising its existing contingency plans to address internal and external issues specific to Year 2000 to the extent practicable. These contingency plan revisions are expected to be completed by September 30, 1999. The plans, which are intended to enable the Company to continue to operate to the extent that it can do so prudently, include performing certain processes manually; repairing or obtaining replacement systems; changing suppliers; and reducing or suspending operations. The Company believes, however, that due to the widespread nature of the potential Year 2000 Issue, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding (1) the Company's internal systems and equipment during the remediation and testing phases of its Year 2000 project and (2) the status of third party Year 2000 readiness.

FORWARD-LOOKING STATEMENTS

   The preceding "Year 2000 Readiness" discussion contains various forward-looking statements which represent the Company's beliefs or expectations regarding future events. When used in the "Year 2000 Readiness" discussion, the word "believes," "expects" and "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete the remediation and testing phases of its Year 2000 project as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems and equipment will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are limited to, the availability of qualified personnel and other information technology resources; the ability to replace embedded computer chips in affected systems or equipment; and the actions of government agencies or other third parties with respect to Year 2000 issues.

   The Company has made, and may continue to make, various forward-looking statements with respect to earnings, credit quality and other financial and business matters. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods increasingly are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements.

   In addition to those factors previously disclosed by the Company and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of NMBT's products and services; and the extent and timing of legislative and regulatory actions and reform.

   The Company's forward-looking statements speak only as of the date on which such statements are made. By making any forward-looking statements, the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

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

FEDERAL FUNDS SOLD AND INTEREST-BEARING DEPOSITS

Immediately available funds on deposit at a Federal Reserve Bank, the Federal Home Loan Bank of Boston or a correspondent bank. Banks with excess reserves lend such funds, generally on an overnight basis, to banks that are temporarily deficient in required reserves or that want to borrow federal funds to fund short-term assets.

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

TAX-EQUIVALENT BASIS

An adjustment of income exempt from federal and state taxes or taxed at preferential rates, such as interest income on state and municipal bonds, to an amount that would yield the same pretax income had the income been subject to taxation. The result is to equate the true earnings value of tax-exempt and taxable income.

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



                               [GRAPHIC OMITTED]

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

   Management depends upon internal control in meeting its responsibilities for reliable consolidated financial statements. Internal control is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and the expected benefits of these controls. As an integral part of internal control, the Company has an internal auditor on staff who conducted operational, financial and special audits, and coordinated audit coverage with the independent auditors.

   The consolidated financial statements have been audited by our independent auditors, Deloitte & Touche LLP, who render an independent professional opinion on management's consolidated financial statements. Management believes that all representations made to the independent auditor during their audit were valid and appropriate.

   The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditor, the independent auditors and management to review the work of each to ensure that they are properly discharging their responsibilities. The internal auditor and the independent auditors have free access to the Audit Committee, without management present, to discuss the results of their audit work and the quality of financial reporting.

/s/ Michael D. Carrigan                   /s/ Jay C. Lent

Michael D. Carrigan                       Jay C. Lent
President and Chief Executive Officer     Executive Vice President,
                                          Secretary and Chief Financial Officer
--------------------------------------------------------------------------------



REPORT OF INDEPENDENT AUDITORS

To the Stockholders and the Board of Directors:

  We have audited the accompanying consolidated statements of condition of NMBT Corp and Subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows, changes in stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut
January 21, 1999

CONSOLIDATED STATEMENTS OF CONDITION
Dollars in thousands, except share data


December 31,                                                                                                  1998              1997
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                                  $  13,934         $  18,737
Interest-bearing deposits                                                                                   13,730             4,025
------------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                                                27,664            22,762
------------------------------------------------------------------------------------------------------------------------------------
Securities:
   Available for sale, at fair value (amortized cost of $75,302 in 1998
     and $47,556 in 1997)                                                                                   76,326            48,129
   Held to maturity, at amortized cost (fair value of $40,769 in 1998
     and $36,240 in 1997)                                                                                   40,364            35,876
------------------------------------------------------------------------------------------------------------------------------------
   Total securities                                                                                        116,690            84,005
------------------------------------------------------------------------------------------------------------------------------------

Loans                                                                                                      229,945           223,909
Less allowance for loan losses                                                                               3,839             3,537
------------------------------------------------------------------------------------------------------------------------------------
   Loans, net                                                                                              226,106           220,372
------------------------------------------------------------------------------------------------------------------------------------

Real estate owned, net                                                                                          --               212
Premises, equipment and capital leases, net                                                                  3,546             3,706
Excess of cost over fair value of net assets acquired, net                                                     271               506
Accrued interest and other assets                                                                            6,204             5,003
------------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                                           $380,481          $336,566
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest-bearing checking                                                                          $  44,414         $  36,999
   Interest-bearing checking                                                                                99,216            88,501
   Savings                                                                                                  72,334            60,782
   Time deposits under $100                                                                                 77,662            81,902
   Time deposits $100 or more                                                                               17,997            17,411
------------------------------------------------------------------------------------------------------------------------------------
   Total deposits                                                                                          311,623           285,595
------------------------------------------------------------------------------------------------------------------------------------

Advances from Federal Home Loan Bank of Boston (FHLB)                                                       37,672            23,145
Accrued interest and other liabilities                                                                       2,498             2,496
------------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                       351,793           311,236
------------------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Common stock, $0.01 par value
   Shares authorized: 8,000,000
   Shares outstanding: 1998-- 2,663,358; 1997-- 2,614,858                                                       27                26
   Additional paid-in capital                                                                               18,143            17,378
   Retained earnings                                                                                         9,842             7,548
   Accumulated other comprehensive income, net of tax                                                          676               378
------------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                               28,688            25,330
------------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                                             $380,481          $336,566
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in thousands, except share data


Years Ended December 31,                                                                     1998             1997              1996
------------------------------------------------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
   Interest and fees on loans                                                             $17,952          $17,791           $16,534
   U.S. Treasury and agency securities                                                      4,832            3,918             3,272
   Municipal securities                                                                       849              591               282
   Corporate securities                                                                        11               --                --
   Dividends on FHLB stock                                                                    118              108                99
   Interest-bearing deposits                                                                  428              301               113
------------------------------------------------------------------------------------------------------------------------------------
     Total interest and dividend income                                                    24,190           22,709            20,300
------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
   Interest-bearing checking                                                                1,536            1,383             1,140
   Savings                                                                                  1,524            1,490             1,602
   Time deposits under $100                                                                 4,152            4,390             3,888
   Time deposits $100 or more                                                                 966              881               625
   FHLB advances and capital leases                                                         1,942            1,076               739
------------------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                                10,120            9,220             7,994
------------------------------------------------------------------------------------------------------------------------------------

   Net interest and dividend income                                                        14,070           13,489            12,306
   Provision for loan losses                                                                  371              582               390
------------------------------------------------------------------------------------------------------------------------------------
   Net interest and dividend income after provision for loan losses                        13,699           12,907            11,916
------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
   Service charges on deposit accounts                                                      1,011            1,034               965
   Other service charges, commissions and fees                                                381              379               349
   Loan servicing fees                                                                        106               42                23
   Gain on sale of securities                                                                  51               --                --
   Net gains from loans sold                                                                  983              339               178
   Other income                                                                               186              197               125
------------------------------------------------------------------------------------------------------------------------------------
     Total noninterest income                                                               2,718            1,991             1,640
------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
   Compensation, payroll taxes and benefits                                                 6,061            5,381             5,037
   Occupancy                                                                                1,048              961               917
   Furniture and equipment                                                                    823              875               953
   Data processing                                                                            383              268               246
   Stationery, printing and supplies                                                          452              409               438
   Marketing, advertising and investor relations                                              410              381               402
   Legal and professional fees                                                                314              264               412
   Other general and administrative expense                                                 1,504            1,302             1,425
------------------------------------------------------------------------------------------------------------------------------------
     Total general and administrative expense                                              10,995            9,841             9,830
   Operations of real estate owned                                                             52               34               320
   Amortization of intangible assets                                                          235              235               235
------------------------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                                                             11,282           10,110            10,385
------------------------------------------------------------------------------------------------------------------------------------

   Income before provision for income taxes                                                 5,135            4,788             3,171
   Provision for income taxes                                                               1,918            1,890               379
------------------------------------------------------------------------------------------------------------------------------------

   Net income                                                                            $  3,217         $  2,898          $  2,792
====================================================================================================================================

Basic earnings per share                                                                    $1.22            $1.12             $1.09
Diluted earnings per share                                                                  $1.15            $1.05             $1.04
------------------------------------------------------------------------------------------------------------------------------------

Dividends per share                                                                         $0.35            $0.21             $0.17
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands


Years Ended December 31,                                                                     1998             1997            1996
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net Income                                                                           $   3,217        $   2,898       $   2,792
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                          821              880             982
       Provision for loan losses                                                              371              582             390
       Provision for losses from real estate owned                                             --               26             314
       Net amortization of securities                                                         218              152             100
       Deferred income taxes                                                                  347              (46)           (267)
       Realized securities gains, net                                                         (51)              --              --
       Gains from loans sold, net                                                            (983)            (339)           (178)
       Realized gains from real estate owned sales, net                                       (42)            (133)           (135)
   Loans originated for sale                                                              (89,718)         (26,169)        (14,859)
   Proceeds from loans sold, net                                                           87,038           25,928          14,652
   Increase in interest receivable                                                           (455)            (498)           (331)
   Increase in other assets                                                                  (484)             (37)           (134)
   Increase in interest payable                                                                12               56              82
   Increase (decrease) in other liabilities                                                  (101)             216             282
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                              190            3,516           3,690
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Purchases of held to maturity (HTM) securities                                         (22,056)          (7,996)        (28,242)
   Purchases of available for sale (AFS) securities                                       (45,463)         (24,818)         (9,671)
   Proceeds from maturities of AFS securities                                              15,535            5,449           2,924
   Proceeds from maturities of HTM securities                                              17,433            7,539          11,182
   Proceeds from sales of AFS securities                                                    2,370               --              --
   Purchases of FHLB stock                                                                   (220)            (218)             --
   Net loan originations                                                                   (3,107)         (12,129)        (13,764)
   Net purchases of premises and equipment                                                   (426)            (703)           (484)
   Proceeds from sales of real estate owned                                                   267              534             460
------------------------------------------------------------------------------------------------------------------------------------
       Net cash used for investing activities                                             (35,667)         (32,342)        (37,595)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Net increase in advances from FHLB                                                      14,527            8,581          14,564
   Net increase (decrease) in time deposits                                                (3,654)           7,586          11,004
   Net increase in checking and savings deposits                                           29,682           11,848           8,090
   Cash dividends                                                                            (923)            (545)           (436)
   Net proceeds from exercise of stock options                                                766              180             145
   Other                                                                                      (19)             (52)            (54)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                           40,379           27,598          33,313
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                            4,902           (1,228)           (592)
Cash and cash equivalents, beginning of year                                               22,762           23,990          24,582
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                   $ 27,664         $ 22,762        $ 23,990
------------------------------------------------------------------------------------------------------------------------------------

CASH PAID DURING YEAR
   Interest to depositors and creditors                                                  $ 10,108        $   9,164       $   7,912
   Income taxes                                                                             1,828            1,474             957

NON-CASH TRANSFERS
   Transfer of loans to real estate owned                                                      25              575             581
   Net change in unrealized gains on AFS securities                                           298              232            (100)
   Financed portion of sales of real estate owned                                              12              433             761

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands

                                                                                 Accumulated
                                                                                    Other                 Additional
                                                                   Retained     Comprehensive     Common    Paid-in       Shares
                                                       Total       Earnings        Income          Stock    Capital     Outstanding
------------------------------------------------------------------------------------------------------------------------------------
JANUARY 1, 1996                                      $20,157        $2,839          $246           $26      $17,046        2,563

Net income                                             2,792         2,792
Comprehensive income                                    (100)                       (100)
Cash dividends                                          (436)         (436)
Proceeds from exercise
   of stock options                                      145                                                    145           24
Other                                                      7                                                      7            1
------------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1996                                     22,565         5,195           146            26       17,198        2,588

Net income                                             2,898         2,898
Comprehensive income                                     232                         232
Cash dividends                                          (545)         (545)
Proceeds from exercise
   of stock options                                      180                                                    180           27
------------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1997                                     25,330         7,548           378            26       17,378        2,615

Net income                                             3,217         3,217
Comprehensive income                                     298                         298
Cash dividends                                          (923)         (923)
Proceeds from exercise
   of stock options                                      766                                         1          765           48
------------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1998                                    $28,688        $9,842          $676           $27      $18,143        2,663
------------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

In thousands

Years Ended December 31,                        1998                               1997                               1996
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                            $3,217                             $2,898                             $2,792
Other comprehensive income, net of tax:
   Unrealized net gains (losses) on securities:
       Unrealized net holding gains
         (losses) arising during period     $332                              $232                             $(100)
       Less: reclassification adjustment
         for gains included in net income    (34)                               --                                --
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                               298                                232                               (100)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                  $3,515                             $3,130                             $2,692
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.
                                       28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

   NMBT CORP (the "Company") is the bank holding company for NMBT, a state-chartered commercial bank. The Bank is a Connecticut chartered and Federal Deposit Insurance Corporation (the "FDIC") insured commercial bank headquartered in New Milford, Connecticut. The Bank's principal business consists of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. The Bank conducts its business through 10 offices located in Litchfield, Fairfield and New Haven counties. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies.

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include those of the Company and its subsidiary after elimination of all intercompany accounts and transactions. Certain reclassifications have been made to prior years' amounts to conform to the 1998 financial presentation.

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

   Effective January 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125 (SFAS 125), Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment liabilities occurring after December 31, 1996, except for certain provisions deferred by SFAS 127, Deferral of the Effective Date of Certain Provisions of SFAS 125. The Company adopted the deferral provisions effective January 1, 1997. The adoption of these standards did not have a material effect on the Company's financial condition or results of operations.

SECURITIES

   Securities that may be sold as part of the Company's asset/liability or liquidity management, or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on such securities are reported net of related taxes, if any, in other comprehensive income. Securities that the Company has the ability and positive intent to hold to maturity are classified as held to maturity and carried at amortized cost. Realized gains and losses on the sales of securities are reported in earnings and computed using the specific identification cost basis. There are no trading account securities.

LOANS

   Loans are reported at their outstanding principal balance, net of any charge-offs, deferred loan origination fees and costs and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the related loan as an adjustment of yield, or taken into income when the related loan is sold.

   Mortgage loans held for sale are valued at the lower of cost or market value as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis. Decreases in the carrying value, if any, are reported in earnings as a reduction of net gains from loans sold. Realized gains and losses on sales of mortgage loans are reported in earnings in the period the sale occurs.

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

   Troubled debt restructurings ("TDR") are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted due to deterioration in a borrower's
                                       29
financial condition. Interest to be paid on a deferral or contingent basis is reported in earnings only as collected.

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

   The Company measures impaired loans based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent. The Company recognizes impairment by creating a valuation allowance. A loan is impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan.

   Smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are evaluated for collectibility based on historical loss experience rather than on an individual loan-by-loan basis. Impaired loans are primarily commercial mortgages secured by real estate.

REAL ESTATE OWNED

   Real estate acquired through foreclosure is stated at the lower of cost (principally the loan amount) or fair value, minus estimated selling expenses. When a loan is reclassified as real estate owned, any excess of the loan balance over its fair value, less estimated selling costs, is charged against the allowance for loan losses. Costs relating to the subsequent development or improvement of a property are capitalized but not in excess of fair value. Holding costs and any subsequent provisions to reduce the carrying value of a property to fair value minus selling expenses are charged to earnings and classified as real estate owned expenses. Fair value ordinarily is determined by a current appraisal for collateral dependent loans.

PREMISES AND EQUIPMENT

   Premises and equipment, including capital leases, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the period of the related lease or the useful life of the improvement, whichever is shorter.


INCOME TAXES

   Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting purposes and for income tax reporting purposes using the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED

   The Company paid a premium for the net assets acquired in the 1994 purchase transaction of Candlewood Bank and Trust Company. The premium is being amortized on a straight-line basis over seven years. Accumulated amortization of the excess cost over fair value of net assets acquired was $1,096,520 as of December 31, 1998. On an ongoing basis, management assesses the recoverability of this asset. If recoverability should become impaired, a charge to the statements of operations would be recorded.

EARNINGS PER SHARE

   SFAS 128, Earnings Per Share, establishes standards for computing and presenting earnings per share. The statement requires disclosure of basic earnings per share (i.e. common stock equivalents are not considered) and diluted earnings per share (i.e. common stock equivalents are considered using the treasury stock method) on the face of the statement of operations, along with a reconciliation of the numerator and denominator of basic and diluted earnings per share.

   Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, consisting solely of stock options, had been issued.

   Weighted average common shares outstanding used to calculate basic and diluted earnings per share for the three years ended December 31, 1998 were as follows:

In thousands                            1998      1997     1996
---------------------------------------------------------------
Basic                                  2,643     2,596    2,568
Effect of dilutive stock options         156       156      116
---------------------------------------------------------------
Diluted                                2,799     2,752    2,684
---------------------------------------------------------------

   Effective December 31, 1997, the Company adopted SFAS 129, Disclosure of Information about Capital Structure. SFAS 129 establishes standards for disclosing information about an entities capital structure. The adoption of this standard did not have a material effect on the Company's financial statements.

MORTGAGE SERVICING RIGHTS

   The Company's mortgage servicing portfolio totaled $79.0 million, $20.9 million and $12.2 million for the benefit of third-party investors (primarily Federal National Mortgage Association) at December 31, 1998, 1997 and 1996, respectively. The Company records the sale of loans in which servicing is retained on the basis of the proceeds received with normal servicing rights retained. The Company recognizes an asset for the right to service mortgage loans for others, however those servicing rights are acquired. The Company assesses its capitalized mortgage servicing rights for impairment based on the fair value of those rights. No impairment of servicing assets was experienced in 1998, 1997 or 1996. Prior to 1996, the Company did not record a servicing asset. The Company recognized servicing assets for originated mortgages and the related amortization as follows:

In thousands                            1998      1997     1996
-----------------------------------------------------------------
Mortgage servicing rights,
   beginning balance              $  176,255 $  69,636 $     --
Mortgage servicing rights recorded   877,286   130,649   76,954
Amortization of mortgage
   servicing rights                 (115,391)  (24,030)  (7,318)
-----------------------------------------------------------------
Mortgage servicing rights,
   ending balance                 $  938,150  $176,255  $69,636
-----------------------------------------------------------------

STATEMENTS OF CASH FLOWS

   For definitional purposes, cash and cash equivalents include cash and due from banks, interest-bearing deposits at other financial institutions and overnight federal funds sold.

STATEMENTS OF COMPREHENSIVE INCOME

   SFAS 130, Reporting Comprehensive Income, became effective as of January 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners." Comprehensive income is reported in the accompanying statements of comprehensive income.

SEGMENT INFORMATION

   SFAS 131, Disclosures about Segments of an Enterprise and Related Information, became effective as of January 1, 1998. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has one operating segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and based on how each of the activities of the Company support the other. For example, commercial lending is dependent upon the ability of the banks to fund themselves with retail deposits and other borrowings. This situation is also similar for personal and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

   General information required by SFAS 131 is disclosed in the consolidated financial statements and accompanying notes. The Company operates only in the U.S. domestic market. For 1998, there is no customer that accounted for more than 10% of the Company's revenue.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is effective for all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of hedge transaction and, if it is, the type of hedge transaction. Management anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on results of operations or financial position.

2. SECURITIES

     The aggregate amortized cost and estimated fair values of securities available for sale at December 31, 1998 and 1997 are as follows:

December 31, 1998

                                       Gross     Gross  Estimated
                          Amortized Unrealized Unrealized Fair
Dollars in thousands        Cost       Gains     Losses   Value
--------------------------------------------------------------------------------
U.S. Treasury and agency   $50,204    $  434      $140  $50,498
Municipal                   20,797       698         2   21,493
Mortgage-backed              1,236        19        --    1,255
Corporate                    1,085        15        --    1,100
--------------------------------------------------------------------------------
Total debt securities       73,322     1,166       142   74,346
FHLBStock                    1,980        --        --    1,980
--------------------------------------------------------------------------------
Total securities
   available for sale      $75,302    $1,166      $142  $76,326
--------------------------------------------------------------------------------

December 31, 1997

                                       Gross     Gross  Estimated
                          Amortized Unrealized Unrealized Fair
Dollars in thousands        Cost       Gains     Losses   Value
--------------------------------------------------------------------------------
U.S. Treasury and agency   $24,615     $  99       $19  $24,695
Municipal                   16,968       418         1   17,385
Mortgage-backed              4,213        80         4    4,289
--------------------------------------------------------------------------------
Total debt securities       45,796       597        24   46,369
FHLBStock                    1,760        --        --    1,760
--------------------------------------------------------------------------------
Total securities
   available for sale      $47,556      $597       $24  $48,129
--------------------------------------------------------------------------------

   The aggregate amortized cost and estimated fair values of securities held to maturity at December 31, 1998 and 1997 are as follows:

December 31, 1998

                                       Gross     Gross  Estimated
                          Amortized Unrealized Unrealized Fair
Dollars in thousands        Cost       Gains     Losses   Value
--------------------------------------------------------------------------------
U.S. Treasury and agency   $25,008      $250       $24  $25,234
Mortgage-backed             14,308       207        17   14,498
Corporate                    1,048        --        11    1,037
--------------------------------------------------------------------------------
Total securities
   held to maturity        $40,364      $457       $52  $40,769
--------------------------------------------------------------------------------

December 31, 1997

                                       Gross     Gross  Estimated
                          Amortized Unrealized Unrealized Fair
Dollars in thousands        Cost       Gains     Losses   Value
--------------------------------------------------------------------------------
U.S. Treasury and agency   $13,492     $  96       $33  $13,555
Mortgage-backed             22,384       310         9   22,685
--------------------------------------------------------------------------------
Total securities
   held to maturity        $35,876      $406       $42  $36,240
--------------------------------------------------------------------------------

   The aggregate amortized cost and estimated fair values of debt securities available for sale at December 31, 1998, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

December 31, 1998

                                            Amortized       Fair
Dollars in thousands                             Cost      Value
--------------------------------------------------------------------------------
Due in one year or less                      $  8,009   $  8,062
Due after one year through five years          18,869     19,052
Due after five years through ten years         44,123     44,877
Due after ten years                             1,085      1,100
--------------------------------------------------------------------------------
                                               72,086     73,091
Mortgage-backed                                 1,236      1,255
--------------------------------------------------------------------------------
   Total debt securities available for sale   $73,322    $74,346
--------------------------------------------------------------------------------

   The aggregate amortized cost and estimated fair values of debt securities held to maturity at December 31, 1998, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

December 31, 1998

                                            Amortized       Fair
Dollars in thousands                             Cost      Value
--------------------------------------------------------------------------------
Due in one year or less                      $  2,000   $  2,000
Due after one year through five years              --         --
Due after five years through ten years         24,056     24,273
Due after ten years                                --         --
--------------------------------------------------------------------------------
                                               26,056     26,273
Mortgage-backed                                14,308     14,496
--------------------------------------------------------------------------------
   Total debt securities held to maturity     $40,364    $40,769
--------------------------------------------------------------------------------

     Proceeds from sales of debt securities were, in thousands, $2,370 in 1998. Gross gains, in thousands, of $51 were realized on these sales.

   Securities with a carrying value of $3.0 million were pledged as collateral for public deposits as of December 31, 1998. Mortgage-backed securities include participation certificates issued by the Government National Mortgage Association (GNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA).
   As required by the Federal Home Loan Bank, the Company must hold FHLB stock equal to 1% of assets secured by residential housing. As of December 31, 1998 and 1997, the Company was in compliance with the FHLB stock requirement.

3. LOANS AND ALLOWANCE FOR
    LOAN LOSSES

December 31,                                     1998       1997
----------------------------------------------------------------
Dollars in thousands
Loans:
Collateralized by one to four
   family residential properties             $143,760   $139,787
Collateralized by five or more
   family residential properties                  530        549
Commercial properties                          48,091     48,532
Construction and development                   13,443      7,299
Commercial and industrial                      16,107     17,818
Installment and education                       7,137      8,994
Cash reserve and credit cards                     877        930
----------------------------------------------------------------
     Total loans                              229,945    223,909

Less allowance for loan losses                  3,839      3,537
----------------------------------------------------------------
     Loans, net                              $226,106   $220,372
----------------------------------------------------------------

     Included in total loans are net deferred loan origination costs of $0.64 million and $0.41 million as of December 31, 1998 and 1997, respectively.

   Information regarding impaired loans is as follows:


Dollars in thousands                   1998      1997       1996
----------------------------------------------------------------
Impaired loans at December 31:
   With valuation allowance          $2,819    $3,588     $3,598
   With no valuation allowance           --        --         --
   Valuation allowance                  323       378        490
Income recorded on impaired loans
   during the portion of the year
   that they were impaired               74        24         75
Income recorded on impaired loans
   recognized on the cash basis           6         --         4
Average investment in impaired loans  2,951     3,728      3,953
----------------------------------------------------------------

   Nonaccrual loans at December 31, 1998, 1997 and 1996, and related interest income data are summarized as follows:

Dollars in thousands                   1998      1997       1996
----------------------------------------------------------------
Nonaccrual loans                     $2,694    $3,208     $4,025
Nonaccrual loans
   considered impaired               $2,050    $2,215     $2,812
----------------------------------------------------------------
Interest income in accordance
   with original terms              $   277   $   325     $  309
Interest income recorded                 56        33         30
----------------------------------------------------------------
Reduction in interest income        $   221    $  292     $  279
----------------------------------------------------------------

   Loans to executive officers, principal stockholders, directors, companies of which directors are principal owners, and individuals directly related to or affiliated with directors and executive officers aggregated $2.50 million and $2.35 million at December 31, 1998 and 1997, respectively. During 1998, new or renewed loans totalling $1.56 million were granted, and payments of $1.41 million were received.

   The Company's loans consist primarily of residential and commercial real estate loans located principally in western Connecticut. The Company offers a broad range of loan and credit facilities to borrowers in its service area, including residential mortgage loans, commercial real estate loans, construction loans, working capital loans, and a variety of consumer loans, including home equity lines of credit, and installment and collateral loans. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate. The ability and willingness of borrowers to satisfy their loan obligations is dependent in large part upon the status of the regional economy and regional real estate market. Accordingly, the ultimate collectability of a substantial portion of the loan portfolio and the recovery of a substantial portion of real estate acquired is susceptible to changes in market conditions.

   Changes in the allowance for loan losses were as follows:

December 31,                           1998      1997      1996
---------------------------------------------------------------
Dollars in thousands
Allowance for loan losses at
   beginning of year                 $3,537    $3,212    $3,553
Provision for loan losses
   charged against income               371       582       390
Transfer to liability for estimated
   losses from off-balance sheet
   credit instruments                  (110)      (20)     (200)
Loan losses, net of recoveries           41      (237)     (531)
---------------------------------------------------------------
   Allowance for loan
     losses at end of year           $3,839    $3,537    $3,212
---------------------------------------------------------------


4. REAL ESTATE OWNED

   Real estate acquired through foreclosure is stated net of a valuation allowance. Real estate owned properties consisted of the following:

December 31,                                     1998      1997
---------------------------------------------------------------
Dollars in thousands
One-to-four family residential                  $  26    $  182
Commercial                                         --        90
---------------------------------------------------------------
Total real estate owned                          $ 26       272
   Less: valuation allowance                       26        60
---------------------------------------------------------------
   Real estate owned, net                        $ --   $   212
---------------------------------------------------------------

Changes in the Valuation Allowance
Valuation allowance at beginning of year         $ 60    $  420
Provision for real estate owned losses
   charged against income                          --        26
Real estate owned losses                          (34)     (386)
---------------------------------------------------------------
Valuation allowance at end of year               $ 26   $    60
---------------------------------------------------------------

5. PREMISES AND EQUIPMENT

                                      Owned   Capital
December 31, 1998                  Property    Leases     Total
---------------------------------------------------------------
Dollars in thousands
Premises and improvements            $3,928      $401    $4,329
Equipment and furniture               5,050        --     5,050
---------------------------------------------------------------
                                      8,978       401     9,379
Less accumulated depreciation
   and amortization                   5,432       401     5,833
---------------------------------------------------------------
Premises, equipment and
   capital leases, net               $3,546      $ --    $3,546
---------------------------------------------------------------

                                      Owned   Capital
December 31, 1997                  Property    Leases     Total
---------------------------------------------------------------
Premises and improvements            $3,927      $401    $4,328
Equipment and furniture               4,856        --     4,856
---------------------------------------------------------------
                                      8,783       401     9,184
Less accumulated depreciation
   and amortization                   5,085       393     5,478
---------------------------------------------------------------
Premises, equipment and
   capital leases, net               $3,698     $   8    $3,706
---------------------------------------------------------------

6. ADVANCES FROM FHLB

                                                December 31,
                                                ---------------
Maturity Date                       Rate         1998      1997
--------------------------------------------------------------------------------
Dollars in thousands
January 30, 1998                       5.69% $     --   $ 3,100
February 20, 1998                      5.64        --     5,575
October 1, 1998                        5.87        --     3,000
February 5, 1999                       5.19     2,000        --
May 6, 1999                            5.81     2,000        --
September 30, 1999                     4.98     5,000        --
November 1, 1999                       6.05     1,138     2,310
November 1, 1999                       6.36     1,192     2,414
June 11, 2001                          7.03       550       550
June 19, 2001                          6.65     2,234     3,000
December 31, 2002                      6.25     1,611     1,650
January 15, 2003                       5.88       855        --
August 14, 2003                        6.02       472        --
March 19, 2007                         6.95       878       953
February 13, 2008                      5.96     1,888        --
February 24, 2008                      5.25    10,000        --
February 26, 2008                      6.08       756        --
March 18, 2008                         6.46       552       593
May 8, 2008                            5.52     3,000        --
May 28, 2008                           6.25       744        --
August 21, 2008                        6.18       447        --
October 9, 2008                        5.41       695        --
October 22, 2008                       5.50       878        --
October 29, 2008                       5.68       782        --
--------------------------------------------------------------------------------
                                              $37,672   $23,145
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

7. STOCK OPTION PLANS

   The Company has two stock option plans for the benefit of employees, officers and directors. The 1988 Non-Statutory Stock Option Plan (the 1988 Plan) permits a maximum of 93,786 shares of common stock to be issued at exercise prices at or above 85% of the fair market value at the date of grant. The 1994 Non-Qualified Stock Option Plan (the 1994 Plan) permits a maximum of 300,000 shares of common stock to be issued at fair market value at the date of grant.

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

   Stock option transactions under the Plans were as follows:

                        Shares    Exercise   Weighted
                      Underlying  Price Per  Average Price    Maturity
Outstanding Options     Options  Share Range Per Share    Range
--------------------------------------------------------------------------------
As of January 1, 1996     311,300  $5.875-$9.75   $  6.018  1999-2004
Granted                     7,500       $11.875   $ 11.875       2004
Cancelled or expired         (600)        $6.00   $  6.000       1999
Exercised                 (24,600) $5.875-$6.00   $  5.914  1999-2004
--------------------------------------------------------------------------------
As of December 31, 1996   293,600  $5.875-$11.875 $  6.177  1999-2004
Granted                    33,000         $12.75  $ 12.750  1997-2002
Cancelled or expired       (1,200)        $ 6.00  $  6.000       1999
Exercised                 (26,800) $5.875-$12.75  $  6.677  1997-2004
--------------------------------------------------------------------------------
As of December 31, 1997   298,600  $5.875-$12.75  $  6.859  1999-2004
Granted                   100,000  $19.437        $ 19.437       2008
Cancelled or expired        --
Exercised                (48,500)  $5.875-$12.75  $  6.651  1999-2004
--------------------------------------------------------------------------------
As of December 31, 1998  350,100   $5.875-$19.437 $ 10.481  1999-2008
--------------------------------------------------------------------------------

   Effective January 1, 1996, the Company adopted SFAS 123, Accounting for Stock-Based Compensation. As permitted by SFAS 123, the Company has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plans. Accordingly, no compensation expense has been recognized for options granted under its Plans. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.



                                                    Earnings per
Year Ended December 31,                 Net incomeshare, diluted
--------------------------------------------------------------------------------
Dollars in thousands, except per share data
1998
   As reported                              $3,217         $1.15
   Pro forma                                 2,778          0.99
1997
   As reported                               2,898          1.05
   Pro forma                                 2,808          1.02
1996
   As reported                               2,792          1.04
   Pro forma                                 2,759          1.03

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with dividends, with the following weighted average assumptions used for grants:

                                  1998        1997        1996
--------------------------------------------------------------------------------
Dividend yield                       1.80%       1.60%       1.60%
Expected volatility                 25.13%      27.80%      30.10%
Risk-free interest rate              5.27%       5.75%       7.00%
Expected lives, years               10.00        7.80        8.67
Fair value of options granted
   during year                      $7.00       $4.48       $4.97

8. STOCKHOLDERS' EQUITY
CAPITAL REQUIREMENTS

   The Company and NMBT are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and NMBT to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that both the Company and NMBT meet all capital adequacy requirements to which they are subject.

   As of December 31, 1998, NMBT was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized NMBT must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

   Actual capital amounts and ratios are presented in the table.

                                                       To Be Well
                                                       Capitalized Under
                                      For Capital      Prompt Corrective
                         Actual    Adequacy Purpose    Action Provision
                         ------    ----------------    ----------------
Dollars in thousands  AmountRatio   Amount Ratio       Amount Ratio
----------------------------------------------------------------------------------------------------------------
CONSOLIDATED
AS OF DECEMBER 31, 1998:
Total Risk-Based     $30,351   14.1%$17,183   LESS THAN GREATER THAN       8.0%
Tier 1 Risk-Based     27,647   12.9% 8,591    LESS THAN GREATER THAN       4.0%
Tier 1 Leverage       27,647    7.4%14,945    LESS THAN GREATER THAN       4.0%
----------------------------------------------------------------------------------------------------------------

NMBT Only
AS OF DECEMBER 31, 1998:
Total Risk-Based     $29,573   13.8%$17,175  LESS THAN GREATER THAN 8.0% $21,468 LESS THAN GREATER THAN 10.0%
Tier 1 Risk-Based     26,871   12.5% 8,587   LESS THAN GREATER THAN 4.0%  12,881 LESS THAN GREATER THAN  6.0%
Tier 1 Leverage       26,871    7.2%14,944   LESS THAN GREATER THAN 4.0%  18,680 LESS THAN GREATER THAN  5.0%
----------------------------------------------------------------------------------------------------------------

CONSOLIDATED
As of December 31, 1997:
Total Risk-Based     $26,948   13.5%$16,026  LESS THAN GREATER THAN  8.0%
Tier 1 Risk-Based     24,428   12.2% 8,013   LESS THAN GREATER THAN  4.0%
Tier 1 Leverage       24,428    7.4%13,276   LESS THAN GREATER THAN  4.0%
----------------------------------------------------------------------------------------------------------------

NMBT Only
As of December 31, 1997:
Total Risk-Based     $26,876   13.4%$16,026  LESS THAN GREATER THAN  8.0%  $20,032 LESS THAN GREATER THAN  10.0%
Tier 1 Risk-Based     24,357   12.2% 8,013   LESS THAN GREATER THAN  4.0%   12,019 LESS THAN GREATER THAN   6.0%
Tier 1 Leverage       24,357    7.3%13,276   LESS THAN GREATER THAN  4.0%   16,595 LESS THAN GREATER THAN   5.0%
----------------------------------------------------------------------------------------------------------------


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

9. INCOME TAXES

   The following table represents a reconciliation of the provision for income taxes as shown in the statements of operations with that which would be computed by applying the statutory federal income tax rate (34%) to income before income taxes:

RECONCILIATION OF THE PROVISION FOR INCOME TAXES

Years Ended December 31,               1998      1997      1996
--------------------------------------------------------------------------------
Dollars in thousands
Federal income tax provision
   at statutory rate                 $1,746    $1,628    $1,078
Increase (decrease) in income
   taxes resulting from:
   State income taxes, net of
     federal tax effect                 346       426       142
   Changes in valuation allowance
     and other deferred tax
     adjustments                         --        --      (701)
   Other                               (174)     (164)     (140)
--------------------------------------------------------------------------------
Actual provision for income taxes    $1,918    $1,890    $  379
--------------------------------------------------------------------------------

COMPONENTS OF THE PROVISION FOR INCOME TAXES

Years Ended December 31,               1998      1997      1996
--------------------------------------------------------------------------------
Dollars in thousands Current income tax expense:
   Federal                           $1,047    $1,291     $ 431
   State                                524       645       215
--------------------------------------------------------------------------------
                                      1,571     1,936       646
Deferred income tax benefit             347       (46)     (267)
--------------------------------------------------------------------------------
Total provision for income taxes     $1,918    $1,890     $ 379
--------------------------------------------------------------------------------

   The tax effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

Dollars in thousands                             1998      1997
--------------------------------------------------------------------------------
Deferred tax assets
   Allowance for loan losses                   $1,052    $  997
   Deferred compensation                          464       485
   Capital loss carryforward                      105       105
   Deferred loan fees                            (235)     (130)
   Real estate owned                               10        24
   Other                                         (337)      (48)
--------------------------------------------------------------------------------
   Total deferred tax assets                    1,059     1,433
--------------------------------------------------------------------------------

Deferred tax liabilities
   Securities                                    (354)     (227)
--------------------------------------------------------------------------------
   Total deferred tax liabilities                (354)     (227)
--------------------------------------------------------------------------------
   Valuation allowance                           (105)     (105)
--------------------------------------------------------------------------------
   Net deferred tax assets                     $  600    $1,101
--------------------------------------------------------------------------------

   The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. A valuation reserve is established for tax benefits available but for which realization is in doubt. At December 31, 1998 and 1997, the Company maintains a valuation reserve against 100% of the State and Federal capital loss carryforwards which NMBT does not expect to utilize.

10. BENEFIT PLANS

   The Company has a defined contribution Retirement and Thrift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Company equal to 100% of the employee's contribution, up to 4% of annual salary. The Company can also make discretionary contributions to the Plan. The Company's expense under this plan was $0.25 million, $0.24 million and $0.23 million in 1998, 1997 and 1996, respectively.

   In 1985 and 1986, the Board of Directors of NMBT approved Deferred Compensation Agreements for its Directors and selected Executive Officers. These agreements permitted the Directors and selected Executive Officers to defer a portion of their cash compensation. The accrued liability at December 31, 1998 was $0.88 million. In connection with this liability, NMBT has purchased life insurance contracts on the applicable parties. NMBT is the owner and beneficiary of such contracts. Although NMBT may be obligated for certain cash payments prior to the receipt of proceeds from the purchased life insurance policies, NMBT should ultimately be reimbursed in whole from such life insurance proceeds.

   Distributions under the Plan are payable by NMBT as either a lump sum, in a maximum of ten equal annual installments, or in either 120 or 180 equal monthly installments depending upon the basis for the distribution. In cases of death, attaining normal retirement age or other terminations, lump sum distributions or installment payments are authorized. Retirement distributions are made upon attaining normal retirement age. NMBT's aggregate distributions in 1998 pursuant to this Plan totaled $0.25 million.

   In 1997, the Board of Directors of NMBT approved a Supplemental Executive Retirement and Deferred Compensation Plan to provide its senior officers and directors with additional retirement and tax deferral benefits to the extent benefits under the qualified retirement plans of NMBT are limited by applicable law or regulation. The Supplemental Plan will permit additional deferral of compensation and matching contributions (as determined by the Board of Directors) to the extent the supplemental deferral has been made into the 401(k) Plan. No matching contributions were made in 1998.

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

   Commitments and conditional obligations were as follows:

                                                  December 31,
-------------------------------------------------------------------
Dollars in thousands                             1998       1997
-------------------------------------------------------------------
Financial Instrument Whose Contract
Amounts Represent Credit Risk
Commitments to extend credit                  $91,679    $56,459
Letters of credit                               3,317      2,587
-------------------------------------------------------------------

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

CONCENTRATIONS OF CREDIT RISK

   NMBT primarily grants loans to customers located within its primary market area in western Connecticut. The majority of NMBT's loan portfolio and commitments (86%) are comprised of loans collateralized by real estate in western Connecticut. Of these loans, approximately 74% are collateralized by residential real estate.

LEASE COMMITMENTS

   NMBT leases certain of its premises and equipment under operating lease agreements. Rent expense for operating leases was, in thousands, $406, $304 and $253 for the years ended December 31, 1998, 1997 and 1996, respectively.

   The future minimum lease payments by year, and in the aggregate, under noncancelable operating leases consisted of the following at December 31, 1998:

                                                      Operating
Dollars in thousands                                     Leases
------------------------------------------------------------------
Years Ended December 31:
   1999                                                  $  377
   2000                                                     296
   2001                                                     310
   2002                                                     265
   2003                                                     241
   2004 and thereafter                                    1,033
------------------------------------------------------------------
Total future minimum lease payments                      $2,522
------------------------------------------------------------------

LEGAL PROCEEDINGS

   NMBT is a defendant in certain claims and legal actions that arose in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these proceedings, in the aggregate, are not expected to have a materially adverse effect on the financial position, results of operations or liquidity of the Company.

CASH AND DUE FROM BANKS

   Cash and due from banks includes reserve balances that NMBT is required to maintain with the Federal Reserve Bank of Boston. These required reserves are based upon deposits outstanding and were $2.0 million and $6.7 million at December 31, 1998 and 1997, respectively. These reserve balances averaged $5.9 million and $6.2 million in 1998 and 1997, respectively.

EMPLOYMENT CONTRACTS

   NMBT  has  employment   agreements  with  certain  executive  officers.   The
agreements provide for an initial term of one year expiring on December 31, 1998, and provide for one year extensions unless the employee is terminated in accordance with the terms contained therein. One agreement provides for the payment of cash severance equal to three times average annual gross income for the previous five years, less one dollar, upon voluntary or involuntary termination within twelve months following a "change in control" (as such term is defined therein). The agreements for two others provide for the payment of cash severance equal to two times the average annual gross income for the previous five years, less one dollar, upon voluntary or involuntary termination within twelve months following a "change in control" (as such term is defined therein).

12.   ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

   SFAS 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information for certain financial instruments, including loans, securities, deposits and borrowings. Quoted market prices are not available for a significant portion of financial instruments and, as a result, the fair values presented may not be indicative of net realizable or liquidation values.

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

   The following table summarizes the carrying value and estimated fair values of on- and off-balance sheet financial instruments at December 31:

                                1998                1997
                          Contract Estimated  Contract Estimated
Dollars in thousands        Amount Fair Value   Amount Fair Value
-----------------------------------------------------------------
Off-Balance Sheet
Financial Instruments:
   Commitments to
     extend credit         $91,679$   1,340    $56,460     $663
   Letters of credit         3,317       66      2,587       52

                                1998                1997
                          Carrying Estimated  Carrying Estimated
Dollars in thousands         Value Fair Value    Value Fair Value
-----------------------------------------------------------------
Financial Assets:
   Cash and due from banks            $  13,934      $ 13,934  $  18,737      $  18,737
   Interest-bearing deposits             13,730        13,730      4,025          4,025
   Securities available for sale         76,326        76,326     48,129         48,129
   Securities held to maturity           40,364        40,769     35,876         36,240
   Loans, net                           226,106       226,489    220,372        219,854
   Accrued interest receivable            2,875         2,875      2,421          2,421

Financial Liabilities:
   Noninterest-bearing
     checking                        $  44,414       $ 44,414  $  36,999      $  36,999
   Interest-bearing
     checking                           99,216         99,216     88,501         88,501
   Savings                              72,334         72,334     60,782         60,782
   Time deposits                        95,659         94,913     99,313         98,954
   Accrued interest payable                403            403        392            392
   FHLB advances                        37,672         37,502     23,145         23,145


13.   PARENT COMPANY ONLY FINANCIAL STATEMENTS

   The unconsolidated statements of condition of NMBT Corp at December 31, 1998 and 1997, and its statements of operations and cash flows for the period from inception (November 25, 1997) to December 31, 1997, and for the year ended December 31, 1998 are as follows:

STATEMENTS OF CONDITION

                                                  December 31,
Dollars in thousands                             1998      1997
-----------------------------------------------------------------
Assets
Cash and cash equivalents                   $     830 $      71
Investment in NMBT                             27,912    25,259
-----------------------------------------------------------------
   Total assets                               $28,742   $25,330
-----------------------------------------------------------------

Liabilities and Stockholders' Equity
Accrued expenses                           $       54   $    --
Stockholders' equity                           28,688    25,330
-----------------------------------------------------------------
   Total liabilities and stockholders' equity $28,742   $25,330
-----------------------------------------------------------------

STATEMENTS OF OPERATION

                                                        For the
                                                     Period from
                                                       Nov. 25, 1997
                                           Year Endedto Dec. 31,
Dollars in thousands                         Dec. 31, 1998 1997
---------------------------------------------------------------------
Dividends from NMBT                            $1,041       $--
Other Income                                       11        --
Operating expense                                 190        --
---------------------------------------------------------------------
Income before equity in undistributed
   earnings of NMBT                               862         --
Equity in undistributed earnings of NMBT        2,355       398
---------------------------------------------------------------------
   Net income                                  $3,217      $398
---------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

                                                         For the
                                                       Period from
                                                       Nov. 25, 1997
                                           Year Ended  to Dec. 31,
Dollars in thousands                         Dec. 31, 1998 1997
---------------------------------------------------------------------
Operating Activities
Net Income                                    $ 3,217     $ 398
Adjustments to reconcile net income to
   net cash provided by operating activities:
     Equity in undistributed earnings of NMBT  (2,355)     (398)
     Increase in accrued expenses                  54         --
---------------------------------------------------------------------
     Net cash provided by operating activities    916         --
---------------------------------------------------------------------

Financing Activities
Dividends paid                                   (923)       --
Proceeds from exercise of stock options           766        71
--------------------------------------------------------------------
     Net cash provided by financing activities   (157)       71
--------------------------------------------------------------------

Increase in cash and cash equivalents             759        71
Cash and cash equivalents, beginning of period     71         --
--------------------------------------------------------------------
Cash and cash equivalents, end of year       $    830    $   71
--------------------------------------------------------------------

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Dollars in thousands, except per share data                               First            Second            Third            Fourth
------------------------------------------------------------------------------------------------------------------------------------
1998
Interest and dividend income                                           $  5,829          $  6,019         $  6,243          $  6,099
Interest expense                                                          2,435             2,543            2,590             2,552
------------------------------------------------------------------------------------------------------------------------------------
Net interest and dividend income                                          3,394             3,476            3,653             3,547
Provision for loan losses                                                   141               125               75                30
------------------------------------------------------------------------------------------------------------------------------------
Noninterest income                                                          568               639              756               755
Noninterest expense                                                       2,711             2,732            2,953             2,886
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                1,110             1,258            1,381             1,386
Net income                                                                  696               786              850               885
------------------------------------------------------------------------------------------------------------------------------------

Per share amounts:
   Basic earnings per share (1)                                         $  0.26           $  0.30          $  0.32           $  0.34
   Diluted earnings per share (1)                                       $  0.25           $  0.28          $  0.30           $  0.32
   Cash dividends per share                                              $0.080            $0.090           $0.090            $0.090
   High bid price                                                       $20.375           $20.375          $20.000           $19.063
   Low bid price                                                        $17.125           $18.000          $18.750           $14.750
------------------------------------------------------------------------------------------------------------------------------------


1997
Interest and dividend income                                            $ 5,400          $  5,648         $  5,771          $  5,890
Interest expense                                                          2,153             2,241            2,381             2,445
------------------------------------------------------------------------------------------------------------------------------------
Net interest and dividend income                                          3,247             3,407            3,390             3,445
Provision for loan losses                                                   125               120              210               127
------------------------------------------------------------------------------------------------------------------------------------
Noninterest income                                                          432               488              509               562
Noninterest expense                                                       2,493             2,609            2,436             2,572
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                1,061             1,166            1,253             1,308
Net income                                                                  634               697              765               802
------------------------------------------------------------------------------------------------------------------------------------

Per share amounts:
   Basic earnings per share (1)                                         $  0.24          $   0.27          $  0.30         $    0.31
   Diluted earnings per share (1)                                       $  0.23          $   0.26          $  0.27         $    0.29
   Cash dividends per share                                             $ 0.050          $  0.050          $ 0.055          $  0.055
   High bid price                                                       $11.750          $ 15.000          $18.500           $21.250
   Low bid price                                                        $11.000          $ 11.000          $14.750           $15.000
------------------------------------------------------------------------------------------------------------------------------------

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

STOCK TRANSFER AGENT
Requests for changes in the registration of stock certificates, replacement of lost or destroyed certificates, or undeliverable dividend checks, should be referred to the transfer agent.

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541

Telecommunications Devices for the Deaf (TDD) for the hearing and speech impaired are available by calling (800) 231-5469.

OFFICERS
NMBT CORP
--------------------------------------------------------------------------------
MICHAEL CARRIGAN                                Jay Lent                                      Deborah Fish
President and Chief Executive Officer           Chief Financial Officer and Secretary         Treasurer


NMBT

MICHAEL CARRIGAN                                NANCY DOLAN                                   ERIC ERDTMANN
President and Chief Executive Officer           Vice President - Business Development         Assistant Vice President -
                                                                                              Commercial Lending
JAY LENT                                        DONNA DOWNS
Executive Vice President,                       Vice President - Consumer Lending             LINDA SMITH
Chief Financial Officer and Secretary                                                         Assistant Vice President - Operations
                                                MARY KAY DUUS
PETER MAHER                                     Vice President - Loan Administration          ROSEMARY BRADSHAW
Executive Vice President and                                                                  Consumer Loan Officer and Underwriter
Chief Lending Officer                           JAMES MATTHIESSEN
                                                Vice President - Data Processing              LINDA HALL
DEBORAH FISH                                                                                  Loan Servicing Officer
Vice President and Treasurer                    JOSEPH MORRISSEY
                                                Vice President - Commercial Lending           ROSEMARY PLUE
DON MALLOZZI                                                                                  Executive Assistant
Senior Vice President - Consumer Lending        LINDA REYES
                                                Vice President - Commercial Lending           DANA SMITH
STEVEN BREINER                                                                                Data Processing
Vice President - Commercial Lending             ALFRED SCHLEMMER, JR.
                                                Vice President - Commercial Lending           CAROL SPOONER
ROBERTA BUDDLE                                                                                Banking Officer
Vice President - Human Resources                ANTHONY AMBROGIO
                                                Assistant Vice President - Internal Audit     JANET WITTMANN
NANCY DOHL                                                                                    Assistant Treasurer
Vice President - Sales & Production             NANCY BENTLEY
                                                Assistant Vice President - Lending

BRANCH OFFICERS
NMBT
--------------------------------------------------------------------------------
MICHELLE SCOTT                                         SHARON MAYNARD                     FLORINDA PEREIRA
Vice President - Branch Operations                     Assistant Vice President and       Manager - Danbury Towers Office
                                                       Manager - Park Lane Office
NANCY ACHEN                                                                               LORETTA VALLELY
Assistant Vice President and                           GLYNIS POWANDA                     Manager - Bridgewater Office
Manager - Main Office                                  Assistant Vice President and
                                                       Manager - Southbury Office         Martha McMahon
ANN GOLLSNEIDER                                                                           Floating Manager
Assistant Vice President and                           LINDA WAGNER
Manager - South Seven Office                           Assistant Vice President and       CYNTHIA FORBES
                                                       Manager - Germantown Office        Assistant Manager - Main Office
SUZANNE LEE
Assistant Vice President and                           BONNIE HAWTHORNE                   RENEE LYNNE STORTI
Manager - Mill Plain Office                            Manager - Kent Office              Branch Operations

                                                       CANDICE O'CONNELL
                                                       Manager - Candlewood Office

BOARD OF DIRECTORS

[GRAPHIC OMITTED]
Standing (left to right): Kevin Dumas, Walter Southworth, Harry Taylor, Jr., Robert Martin, Louis Funk, Jr., Arthur Weinshank Seated (left to right):
Lawrence Greenhaus, Ruth Henderson, Michael Carrigan, Terry Pellegrini

ADVISORY BOARD                                              RETIRED DIRECTORS

Frank Benham                  Ambrose McGill                Norman Flayderman
Jack Deep                     Edward Mohr                   Victor Lautier
Alan Dretel                   Gerald Nahley                 Henry Perlowsky
M. Adela Eads                 Thomas Pilla                  Frederick Planz
James Faure                   Mark Prince                   Jack Straub
William Francis               Richard Pugh                  Edward Tierney
Richard Gabriel               John Rountos
Suzanne Gallup                Albert Salame
Maurice Goldstein             Thomas Sheehy
Covington Hardee              Thomas Sides
Kevin Hart                    Terrence Smith
Sanford Kaufman               Robert Stebbins
John Kawulicz                 John Stetson
George Kilberg                Dolph Traymon
Robert Kornhaas               James Winter
Vincent Lucas